Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142232

31,533,660 Shares of Common Stock, $0.001 par value

1 Warrant to purchase 200,000 Shares of Common Stock at $2.00 per share

1 Warrant to purchase 250,000 Shares of Common Stock at $10.00 per share

This prospectus relates solely to the resale from time to time of up to an aggregate of 31,533,660 shares of common stock of CardioVascular BioTherapeutics, Inc. (the “Company,” “Cardio,” “our,” “we” or “us”) and two warrants to purchase shares of our common stock (collectively, the “Securities”) by the selling security holders identified in this prospectus who have contractual registration rights with us. The selling security holders may sell none, some or all of the Securities offered by this prospectus. We cannot predict when or in what amounts the selling security holders may sell any of the Securities offered by this prospectus.

The selling security holders identified in this prospectus may offer the shares from time to time as each selling security holder may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” beginning on page 70 at prevailing market prices or prices related to such prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices.

We will not receive any of the proceeds from the sale of the Securities by the selling security holders pursuant to this prospectus. We have agreed to pay all expenses relating to registering the Securities. The selling security holders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of these Securities.

Our common stock trades on the OTC Bulletin Board (symbol: CVBT.OB). The last reported sale price of our common stock on June 21, 2007 was $1.00 per share.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 28, 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling security holders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling security holders. In certain cases, a prospectus supplement containing specific information about the terms of a specific offering may be filed. That prospectus supplement may include additional risk factors or other special considerations applicable to the offering and may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the section entitled “Risk Factors” and our financial statements and the related notes appearing elsewhere in this prospectus.

Overview

We are a biopharmaceutical company focused on developing new drugs for the treatment of cardiovascular diseases, where the growth of new blood vessels can improve the outcome for patients with these diseases. The active pharmaceutical ingredient (“API”) in our drug candidates is FGF-1141 (formerly called Cardio Vascu-Grow™) and it facilitates the growth of new blood vessels in the heart and other tissues and organs with an impaired vascular system, a process referred to in the scientific community as “angiogenesis.”

We have never generated revenues. We are a development-stage company and are funding FDA clinical trials and preclinical studies for our product pipeline of current and potential future drug candidates.

Market Opportunity

According to the American Heart Association Heart Disease and Stroke Statistics 2007 Update, or AHA 2007 Update, coronary heart diseases account for more deaths than any other single cause or group of causes in the United States. The AHA 2007 Update indicates that cardiovascular disease as the underlying cause of death accounted for 36.3% of deaths in 2004 in the United States. We are now working with a team of experienced drug development scientists and business professionals to confirm the medical benefit of our drug candidate for Severe Coronary Heart Disease, CVBT-141A, with our API, in U.S. Food and Drug Administration, or FDA, authorized Phase I clinical trials which we commenced in November 2003 and completed in March 2006. A Phase II clinical protocol has been finalized with input from Kendle, Inc., the clinical contract research organization that will conduct our multi-site international Phase II trial. Presently, it is anticipated that we will handle the distribution and sale of our drug candidate in the United States and eventually, if approved, we will also handle the sale and distribution of our drug candidate in the rest of North America, Europe and Japan. In the remaining international marketplaces, if approved, we anticipate selling our drug through affiliated or unrelated regional distributors.

The market for wound healing includes diabetic, bedridden and elderly patients that suffer from wounds, open sores and diabetic ulcers. According to the U.S. Healthcare Finance Administration, approximately 3 to 5 million patients a year suffer from these maladies. Annual treatment costs in the United States alone are in the range of $5-7 billion. Our investigative new drug, or IND, application to the FDA has been allowed, and the FDA has authorized us to commence a Phase I clinical trial in patients with diabetes or venous stasis ulcers, using our second drug candidate CVBT-141B.

Peripheral Artery Disease, or PAD, is a disease in which the arteries of the leg become blocked, leading, in many cases, to intense pain and suffering for these patients. FGF-1141 has proven to be a potent stimulator for growing new blood vessels in affected areas of the legs of rabbits, thereby providing blood perfusion to the leg. In its most severe form, PAD can lead to extensive tissue loss and gangrene, which, for patients, particularly those suffering from diabetes, results in amputation of the limb. Though many therapies are being developed to treat PAD, there are an increasing number of limb amputations in such patients, many of whom suffer from diabetes. According to the AHA 2007 Update, there are about 8million Americans suffering from PAD. We have received authorization from the FDA to initiate a Phase I safety trial in patients with intermittent claudication, a form of PAD with our third drug candidate CVBT-141C.

Research and Development

Our research and development is focused on developing new drug candidates in which FGF-1141 is the API for the treatment of cardiovascular diseases, where the growth of new blood vessels can improve the outcome for patients with these diseases. We conduct research to identify and evaluate medical indications that may benefit from our drug candidates. When, in our opinion, the evidence and results of our research warrant, a potential new drug candidate is graduated from research to development. Each of our drug candidates follows a similar development pathway. Our first step is animal studies. We look for the correct biological response of drug candidates using FGF-1141 in animal models of cardiovascular disease. We also do toxicity studies where we look for any expected or unexpected side effects of our drug candidates compared to similar products on the market, if such products exist. We will then initiate our clinical development program, which commences with the submission of an IND application to the FDA. Human studies may begin once the FDA allows the IND to proceed.

The Company works with the FDA on a case-by-case basis to determine the extent of clinical testing with each drug candidate in development.

Our clinical development includes our drug candidates for Severe Coronary Heart Disease, Wound Healing (Dermal Ulcers) and Peripheral Artery Disease. Our pre-clinical development includes our drug candidates for Chronic Back Pain and Lumbar Ischemia, as well as Injection Catheter Delivery for our Severe Coronary Heart Disease drug candidate.

We plan to continue our research activities in relation to possible indications where the API may show efficacy that would indicate therapeutic utility.

Our Business Strategy

According to the AHA 2007 Update, approximately $283 billion were spent in the U.S. on direct health care costs treating and caring for patients with cardiovascular diseases and stroke in 2006. Of this total, an estimated $47 billion was spent on medical durables. Additionally, the cost in the U.S. of lost productivity and morbidity of patients with cardiovascular diseases and stroke is estimated in this report to total approximately $149 billion. This totals an estimated $432 billion of direct and indirect costs in the U.S. associated with cardiovascular diseases and stroke in 2006. The prevalence and cost of cardiovascular disease and stroke in the U.S. is growing and far exceeds that of cancer and HIV. We believe there is a significant and growing business opportunity for new drugs that can address cardiovascular diseases and stroke.

We will focus first on the growth of new blood vessels in patients with coronary heart disease. According to the AHA 2007 Update, over $9.2 billion is likely to be spent on drugs that treat coronary heart diseases in 2007. Existing treatments include open heart by-pass procedures, balloon angioplasty procedures to open blocked arteries, insertion of stents into blocked arteries and selected drugs including nitrates that dilate the coronary arteries. If the clinical trials continue to be successful, we believe that treatment with our drug candidate CVBT-141A will be able to lower the overall cost of treating coronary heart disease. This analysis reinforces our decision to make the treatment of coronary heart disease the first market for development.

Our goal is to establish our drug candidates as an integral part of the treatment regimen for cardiovascular disease where the growth of new blood vessels can improve the outcome for patients with these diseases.

The key elements of our strategy are to (1) obtain regulatory approval of our drug candidates, (2) maintain our source of supply of FGF-1141 through our current or other outsourced manufacturing companies, and (3) establish our marketing sales and distribution capabilities.

The Offering

Common stock being offered for resale to the public by the Selling Security holders	31,533,660 shares including 2,143,345 shares previously registered.

Warrants held by Mickael A. Flaa (“Flaa Warrants”)	Warrant to Purchase 200,000 shares of our common stock at $2.00 per share. Warrant to Purchase 250,000 shares our common stock at $10.00 per share. Both warrants were previously registered.

Total Proceeds	The Company will not receive any proceeds from the resale of our common stock or the warrants pursuant to this offering. The Company will be entitled to receive up to a maximum of $9,837,497, when and if the Flaa Warrants, and warrants issued to First Dunbar Securities Corporation and the other selling security holders are exercised to purchase our common stock to be resold under this prospectus.

OTC Bulletin Board Symbol	CVBT.OB

Risk Factors	See “Risk Factors” and the other information incorporated by reference in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our common stock

Our Corporate Information

The Company was incorporated in Delaware in March 1998. Its executive offices are located at 1635 Village Center Circle, Suite 250, Las Vegas, Nevada 89134, and its telephone number at that location is (702) 839-7200. The Company’s website can be accessed at www.cvbt.com. Information contained on its website does not constitute part of this prospectus.

Summary Financial Data

The following table sets forth the Company’s summary financial data. This data has been derived from the Company’s audited financial statements for the years ended December 31, 2004, 2005 and 2006 and from the Company’s unaudited financial statements for the periods ended March 31, 2006 and 2007 and for the period from March 11, 1998 (Inception) to March 31, 2007. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s financial statements and the related notes included elsewhere in this prospectus.

	For the Year Ended December 31,			For the three month Periods Ended March 31,		For the Period from March 11, 1998 (Inception) to March 31, 2007 (Unaudited)
	2004	2005	2006	2006 (Unaudited)	2007 (Unaudited)
	(Dollars in thousands, except per share data)
Operating expenses
Research and development (A)	$2,543	$3,091	$7,135	$1,470	$1,614	$18,227
Selling, general and administrative (B)	2,337	7,979	11,734	2,658	3,530	29,793

Total operating expenses	4,880	11,070	18,869	4,128	5,144	48,020

Operating loss	(4,880)	(11,070)	(18,869)	(4,128)	(5,144)	(48,020)

Other income (expenses)
Interest income	34	298	695	92	100	1,156
Interest income (expenses)	(3,152)	(1,594)	(5,961)	(204)	(3,220)	(14,671)
Other expenses	—	—	—	—	—	(5)
Adjustment to fair value of derivatives	—	—	8,174	(1,526)	(2,125)	6,048
Adjustment to fair value of derivatives — other	—	—	10,390	(1,181)	552	10,942
Equity in loss of unconsolidated investee	(15)	—	—	—	—	(15)

Net other income (expenses)	(3,133)	(1,296)	13,298	(2,819)	(4,693)	3,455

Net income (loss) before provision (benefit) for income taxes	(8,013)	(12,366)	(5,571)	(6,947)	(9,837)	(44,565)
Provision (benefit) for income taxes	—	—	—	—	—	—

Net (loss) income	$(8,013)	$(12,366)	$(5,571)	$(6,947)	$(9,837)	$(44,565)

Loss per share
Basic loss per share	(0.07)	(0.10)	(0.04)	(0.05)	(0.08)
Diluted loss per share	(0.07)	(0.10)	(0.04)	(0.05)	(0.08)
Shares used to calculate loss per share
Basic loss per share	110,575	120,374	124,181	120,380	127,162

Diluted loss per share	110,575	120,374	124,181	120,380	127,162

(A) Research and Development with Related Parties (Notes 3 and 11)	$465	$1,221	$2,975	$466	$683	$6,782

(B) Selling General and Admin with Related Parties (Notes 3 and 11)	$1,448	$731	$1,883	$1,397	$170	$7,451

	As of December 31, 2006	As of March 31, 2007
	(Dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and restricted cash	$8,675	$3,139
Working capital (deficit)	8,069	2,554
Total assets	12,427	7,138
Convertible promissory notes net of current portion	11,635	10,049
Total stockholders’ equity (deficit)	(2,890)	(6,787)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before participating in this offering. If any of the following risks actually occur, our business, financial condition, operating results and/or cash flows could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to the Company

We have a history of losses and expect to incur substantial losses and negative operating cash flows for the foreseeable future, and we may never achieve or maintain profitability.

Since our inception, we have incurred significant net losses. As a result of ongoing operating losses, we had an accumulated deficit of $44,564,873 as of March 31, 2007. We are not currently profitable. Even if we succeed in developing and commercializing our drug candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to incur significant capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	seek regulatory approvals for our new drug candidates;

•	develop, formulate, manufacture and commercialize our new drug candidates;

•	implement additional internal systems and infrastructure; and

•	hire additional clinical, scientific, administrative and sales and marketing personnel.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. We do not expect to generate revenues unless one of our drug candidates is approved and may not be able to generate these revenues even if one is approved. We may never achieve profitability in the future.

At March 31, 2007, we had $2,965,437 in cash, cash equivalents and $173,807 in restricted cash investments. On March 20, 2006, we completed the sale of $20,000,000 of senior secured notes and related detached warrants for net proceeds of $18,447,000. Additionally, on May 21, 2007 we agreed to enter into a foreign private placement to buy 15,000,000 shares of our common stock at $1.00 per share. We believe that we will have to raise additional funds to maintain our current level of activity until we achieve profitability. There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources such as debt or equity financings or other potential sources. The lack of additional capital resulting from the Company’s inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on the Company’s business. Furthermore, there can be no assurance that any such required funds, if available, will not have a significant dilutive effect on the Company’s existing stockholders.

The audit opinion of our independent registered public accounting firm may adversely affect our stock price and/or ability to raise additional capital.

Our independent registered public accounting firm has expressed an opinion on our financial statements for the years ended December 31, 2005 and 2006 that contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern due to reoccurring negative cash flows from operations, significant debt and limited working capital.

If we continue to incur operating losses for a period longer than we anticipate, we will be unable to advance our development program and complete our clinical trials.

Developing a new product and conducting clinical trials for multiple disease indications is expensive. We expect that we will fund our working capital requirements on research and development, selling, general and administrative expenses and capital expenditures with our current resources, the net proceeds of the financing we completed in March 2006. We may need to raise additional capital sooner, however, due to a number of factors, including:

•	an acceleration of the number, size or complexity of the clinical trials;

•	undertaking patient processing in clinical trials which are not currently considered;

•	slower than expected progress in developing our drug candidates;

•	higher than expected costs to obtain regulatory approvals;

•	higher than expected costs to develop or protect our intellectual property; and

•	higher than expected costs to develop our sales and marketing capability.

If a triggering event occurred such that would require us to pay off our convertible notes, we may need additional financing to complete our business plan in a timely manner. Such financing might not be available, or if available, the terms might not be satisfactory.

On March 20, 2006, we entered into a Securities Purchase Agreement with accredited investors for the issue of an aggregate of $20,000,000 principal amount of convertible notes with offering costs of $1,553,000 representing approximately 7.8% of the principal amount. In connection with the closing of the sale of the notes, we received net proceeds of $18,447,000. The convertible notes had a fixed conversion price of $12.00 per share until the price was re-set as of May 21, 2007 at $1.00 per share (the “Fixed Conversion Price”) subject to anti-dilution and other customary adjustments. As of May 21, 2007, we had $12,425,613 principal amount outstanding of such convertible notes which was convertible at the option of the holders into 12,425,613 shares of common stock based on the re-set Fixed Conversion Price of $1.00 per share. However, the notes are convertible at 94% of the average of the preceding five days’ weighted average trading price, if the result is lower than $1 per share. Conversion of the senior secured notes into the Company’s common stock at other than the Fixed Conversion Price is limited to no more than 10% of the original $20,000,000 note balance per month. The notes mature in March 2009, and bear a resetting floating interest rate of three months LIBOR plus 7%. Substantially all of the Company’s assets secure the notes. We will incur certain penalties if we fail to file, obtain and maintain the effectiveness of a registration statement covering the Securities, such as cash payments to the note holders calculated under formulas based on the principal amount of the notes and aggregate exercise price of the warrants. We may also incur cash damages if we fail to issue and deliver certificates of our common stock in a timely manner upon receipt of a notice from a note holder to convert all or a portion of the note holder’s note. We may also be required to redeem all or a portion of the principal amount of a note in the event a conversion fails. Under certain triggering events, we may be required to redeem all or a portion of the principal amount of a note in the sum of 120% of the principal plus applicable interest. Examples of triggering events are: (i) delisting of our securities, (ii) failure of a registration statement to be filed, (iii) failure of a registration statement to become effective, and (iv) other triggering events. Other terms and conditions that are material to us are: (i) after a triggering event, the holder of a note has the option to require us to pay a redemption price at the option of a note holder, (ii) a redemption in the event of a change in control at the option of a note holder, (iii) certain events of default, and (iv) the acceleration of payment of a note upon the occurrence of an event of default.

In connection with the Securities Purchase Agreement, we also issued warrants to purchase an aggregate of 705,882 shares of our common stock. On May 21, 2007, the aggregate number of shares acquirable upon exercise of such warrants increased to 5,999,997. The term of the warrants is three years and they may be exercised at any time up to March 2009. The warrant exercise price was $8.50 per share, until the price was re-set as of May 21, 2007 at $1.00 per share.

If we are unable to comply with the terms and conditions of the senior secured notes and warrants, the results could be a negative and significant impact on our liquidity, as well as a potential change of control of the Company.

In the future, we may not be able to raise additional necessary capital on favorable terms, if at all.

We do not know whether additional financing will be available when needed or on terms favorable to us or our stockholders. We may raise any necessary funds through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent we raise additional capital by issuing equity securities, our stockholders will experience dilution. If we raise funds through debt financings, we may become subject to restrictive covenants. Our recent debt financing is secured by all of the Company’s assets. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

FGF-1141 is currently the only active pharmaceutical ingredient in all of our drug products. Because the development of FGF-1141 is subject to a substantial degree of technological uncertainty, we may not succeed in developing it.

Unlike many pharmaceutical companies that have a number of products in development and that utilize many technologies, we are dependent on our basic drug technology for the success of our company. While our core technology has a number of potentially beneficial uses, if that core technology is not commercially viable, we currently do not have others to fall back on, and our business will fail.

Our new drug candidates are still in research and development, and we do not expect them to be commercially available for the foreseeable future, if at all. Only a small number of research and development programs ultimately result in commercially successful drugs. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. These reasons include the possibility that the potential products may:

•	be found ineffective or cause harmful side effects during pre-clinical studies or clinical trials;

•	fail to receive necessary regulatory approvals;

•	be precluded from commercialization by proprietary rights of third parties;

•	be difficult to manufacture on a large scale; or

•	be uneconomical or fail to achieve market acceptance.

If any of these potential problems occurs, we may never successfully market products in which the API is FGF-1141.

We may not receive regulatory approvals for our new drug candidates.

Regulation by government authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of our new drug candidates and in ongoing research and product development activities. Our new drug candidates are still in research and development and we have not yet requested or received regulatory approval to commercialize any of them from the FDA or any other regulatory body. The process of obtaining these approvals and the subsequent substantial compliance with appropriate federal and state statutes and regulations require spending substantial time and financial resources. If we fail to obtain or encounter delays in obtaining or maintaining regulatory approvals, it could adversely affect the marketing of one or all of our new drug candidates, as well as our liquidity and capital resources.

In particular, human therapeutic products are subject to rigorous pre-clinical testing and clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal and state statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage and record-keeping related to these products and their marketing. Any delay in, or suspension of, our clinical trials will delay the filing of our applications with the FDA to market the drug in the United States and, ultimately, our ability to commercialize our new drug candidates and generate product revenues.

In connection with our clinical trials, we face the risks that:

•	we or the FDA may suspend the trials;

•	we may discover that FGF-1141 may cause harmful side effects;

•	the results may not replicate the results of earlier, smaller trials;

•	the results may not be statistically significant;

•	patient recruitment may be slower than we expected;

•	patients may drop out of the trials;

•	patients may die during the trials, even though treatment with our new drug candidates may not have caused those deaths; and

•	we may not be able to produce sufficient quantities of FGF-1141 to complete the trials.

We may encounter delays or difficulties in our clinical trials, which may delay or preclude regulatory approval of our drug candidates.

In order to commercialize our new drug candidates for coronary heart disease treatment and as a wound healing agent, we must obtain regulatory approvals for that use. Satisfaction of regulatory requirements typically takes many years, is expensive and involves compliance with requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. To obtain regulatory approvals, we must, among other requirements, complete clinical trials demonstrating that each drug candidate is safe and effective for a particular disease treatment.

We have completed treatment of all patients in the Phase I clinical trials of our drug candidate CVBT-141A. The FDA has authorized a second Phase I trial for diabetic wound healing, which began in the second half of 2006. Ongoing or future clinical trials may demonstrate that our new drug candidates are neither safe nor effective.

We may encounter delays or rejections in the regulatory approval process because of additional government regulation (FDA or otherwise) during the period of product development, clinical trials and FDA regulatory review. Such delays or rejections may be caused by failure to comply with applicable penalties, recall or seizure of any approved products, total or partial suspension of production or injunction, as well as other regulatory action against our drug candidates or us.

Outside the United States, our ability to market a product is contingent upon receiving clearances from the appropriate regulatory authorities in the various foreign jurisdictions. These foreign regulatory approval processes each include all of the risks associated with FDA clearance described above.

Failure to retain and recruit qualified scientists will delay our development efforts.

As of June 25, 2007, we had four scientists on staff, including John W. Jacobs, Ph.D. and Kenneth A. Thomas, Ph.D., and our Co-President and Chief Medical Officer, Thomas Stegmann, M.D. The loss of any of our lead scientists, Thomas Stegmann, M.D., John W. Jacobs, Ph.D. or Kenneth A. Thomas, Ph.D., could impede the achievement of our development objectives.

Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to our success. We may be unable to attract or retain qualified scientific personnel on acceptable terms given the competition among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions for experienced scientists.

If any of our key executives discontinue their employment with us, our efforts to develop our business may be delayed.

We are highly dependent on the principal members of our management team and the loss of our Chairman, Co-President and Chief Executive Officer, Daniel C. Montano, or our Co-President and Chief Medical Officer, Thomas Stegmann, M.D. or our Chief Financial Officer, Mickael A. Flaa, or our Chief Operating Officer, John W. Jacobs, could impede the achievement of our development efforts and objectives.

Prior activities of our Chief Executive Officer, as well as certain conflicts of interest that he has, may increase the risks of an investment in our company.

Daniel C. Montano, our Chairman of the Board, Co-President, Chief Executive Officer and the owner of 23.07% of the voting control of our company as of June 20, 2007, was engaged in the securities, investment banking and venture capital business for approximately 30 years ending in 1998. During that time, Mr. Montano or the firms he controlled were the subject of arbitrations, fines, disciplinary actions and sanctions imposed by the SEC and the National Association of Securities Dealers, Inc. (NASD), including a cease and desist order the SEC entered in 1992. The order required that Mr. Montano permanently cease and desist from continuing and causing any further material misrepresentations and/or omitting to state material facts in the offer or sale of a security. All administrative action was concluded on those matters over five years ago based on events occurring several years before.

The clinical trials of our product under the regulations of the FDA have not been affected by Mr. Montano’s prior regulatory issues, and we do not expect them to be. However, to the extent we seek approval from other regulatory agencies in the future, Mr. Montano’s past activities may cause closer examination by such agencies, which could affect the outcome of the approval process or the timing and expense involved. In addition, our ability to establish other business relationships may be delayed or adversely affected.

Also, as set forth in the following two risk factors, Mr. Montano has substantial potential conflicts of interest due to his position as Chairman of the Board, President, Chief Executive Officer and significant stockholder of Phage, our affiliate that manufactures FGF-1141 for us.

There can be no assurance that Mr. Montano’s past history in the investment banking industry or his potential conflicts of interest will not have a negative effect on us or on his ability to serve our company.

Our key executives devote less than all of their business time to us.

Our Chief Executive Officer and Co-President, Daniel C. Montano, along with Chief Financial Officer and Vice President, Mickael A. Flaa, and Chief Scientific Officer and Chief Operating Officer and Vice President, John W. Jacobs, devote a sufficient amount of their business time to our company to discharge 100% of their duties, and also devote time to an affiliated company which does business with us, and the balance of their time on other affairs. We do not have employment agreements with our executive officers or key employees. See following Risk Factor about potential conflicts of interest.

Our relationship with Phage Biotechnology Corporation, and the relationship of our key executives to Phage, creates potential for conflicts of interest.

We have a number of relationships with Phage, an affiliated company, which may create conflicts of interest. Pursuant to a joint ownership and license agreement with Phage, subject to certain contractual commitments, we own a one-half undivided interest in the U.S. and foreign patents and patent applications necessary to develop and commercialize our new drug candidates in which FGF-1141 is the active pharmaceutical ingredient (“API”). We entered this agreement to protect our ability to obtain patent protection on processes developed in conjunction with Phage, which processes might be useful to Phage in other unrelated products. Pursuant to that agreement, we also have an exclusive license to develop and commercialize new drug candidates with FGF-1141 as the API. Phage provides technical development services to us, and currently is our sole supplier of FGF-1141. In addition to FGF-1141, Phage is currently in the process of developing other drug products that are not expected to have any relation to our proposed product or business. Notwithstanding the foregoing, nothing in our agreements precludes Phage from participating in activities competitive to ours.

Daniel C. Montano beneficially owns approximately 23.07% of our outstanding voting stock. Mr. Montano also owns 18.9% of the outstanding voting stock of Phage. He is the Chairman of the Board, President, and Chief Executive Officer of Phage as well as Co-President of Cardio. In addition, we own 4.3% of Phage’s outstanding common stock.

Additionally, certain of our officers and former directors (including Daniel C. Montano, Mickael Flaa, Dr. John Jacobs, Grant Gordon, Joong Ki Baik and Thomas Ingram) beneficially own or hold voting control over an aggregate of 27% of Phage’s outstanding common stock. Daniel C. Montano and Grant Gordon are among certain signatories to a Phage Controlling Stockholders Agreement that provides for an agreement to vote together.

Mr. Montano devotes as much time as necessary to our affairs, and devotes time as necessary to Phage’s affairs and the balance to other investment interests.

John W. (Jack) Jacobs is our Chief Operating Officer and Chief Scientific Officer and serves in the same positions with Phage. He joined our board of directors upon the closing of our IPO. He devotes as much time as necessary to our affairs, and devotes time as necessary to Phage’s affairs and the balance to other investment interests.

Mickael A. Flaa is our Chief Financial Officer and serves the same role with Phage and CPI. He joined our board of directors upon the closing of our IPO. He devotes as much time as necessary to our affairs, devotes as much time as necessary to CPI’s affairs and devotes time as necessary to Phage’s affairs and the balance to other investment interests.

Such individuals owe a fiduciary duty of loyalty to us. They also owe similar fiduciary duties to Phage and CPI. However, due to their responsibilities to serve these companies, there is potential for conflicts of interest. At any particular time, the needs of Phage and/or CPI could cause one or more of these executive officers to devote such attention at the expense of devoting attention to us. In addition, matters may arise that place the fiduciary duties of these individuals in conflicting positions. Such conflicts will be resolved by our Conflicts Resolution Committee, comprised of independent directors and directors having no affiliation with Phage or CPI. If this occurs, matters important to us could be delayed. The results of such delays are not susceptible to accurate predictions but could include, among other things, delay in the production of sufficient amounts of our drug candidates to complete our clinical trials on our preferred timetable or to meet potential commercial demands if our clinical trials are successful and we receive FDA approval to sell the drug in the U.S. Such delays potentially could increase our costs of development or reduce our ability to generate revenue. Our officers will use every effort to avoid material conflicts of interest generated by their responsibilities to Phage and CPI, but no assurance can be given that material conflicts will not arise that could be detrimental to our operations and financial prospects.

Our Chairman, Co-President and CEO is a guarantor of our obligation under our senior secured notes and warrants.

On March 20, 2006, Daniel C. Montano, our Chairman, Co-President and CEO, entered into a Guaranty Agreement whereby he guaranteed all of our obligations resulting from the sale on March 20, 2006 of $20,000,000 of senior secured notes and warrants. The guaranty remains in effect the first date on which we receive revenue from the sale of drugs in which FGF-1141 is the active pharmaceutical ingredient after the FDA approves such drugs, provided that on such date we are not in default of any provisions of the obligations or triggering events contained in the agreements for the senior secured notes and warrants and such default is not continuing. However, the guaranty will terminate upon the payment in full of the notes including conversion of the notes into our common stock.

After our obligations contained in the agreements for the senior secured notes and warrants have been paid in full, if Daniel C. Montano was required to make any payments pursuant to this guaranty prior to the payment in full of our obligations, we will reimburse Daniel C. Montano for any such payments plus simple interest at 7%per annum from the date of the advance by Daniel C. Montano to the date reimbursed by us.

Daniel C. Montano owes a fiduciary duty of loyalty to us. However, there is potential for conflicts of interest between Daniel C. Montano’s personal interests and ours whether Daniel C. Montano’s guaranty is called upon or not. No assurance can be given that material conflicts will not arise that could be detrimental to our operations and financial prospects.

We have no marketing experience, sales force or distribution capabilities. If our products are approved, and we are unable to recruit key personnel to perform these functions, we may not be able to commercialize them successfully.

Although we do not currently have any marketable products, our ability to produce revenues ultimately depends on our ability to sell our products if and when they are approved by the FDA. We currently have no experience in marketing or selling pharmaceutical products and we do not have a sales staff or distribution capabilities. If we fail to establish successful marketing and sales capabilities or fail to enter into successful arrangements with third parties, our ability to generate revenues will suffer.

We do not have manufacturing capability. We rely on only one supplier, which is an affiliate, for our bulk drug product. Any problems experienced by such supplier could negatively affect our operations.

We have entered into an agreement with our affiliated company, Phage, to manufacture our drug candidates containing FGF-1141 for us and to supply it to us. We are currently exploring a back-up contract manufacturing source for our drug candidates, but to date have not concluded any supply contracts. The agreement with Phage expires August 15, 2021, unless we co-develop additional patents, and then the agreement will expire on the date of the last patent to expire. Any significant problem that Phage or one of Phage’s suppliers experiences could result in a delay or interruption in the supply of materials to us until that supplier cures the problem or until we locate an alternative supply. Any delay or interruption would likely lead to a delay or interruption in the production of our drug candidates and could negatively affect our operations. In addition, as part of the drug approval process, the FDA will inspect Phage prior to approval of the drug. If we obtain FDA approval for drug candidates in which FGF-1141 is the API, Phage will be required to use a facility that the FDA certifies as in compliance with good manufacturing practices, or GMP, in order to manufacture the drug for use in commercial quantities. Any delay in obtaining such approval could delay our distribution of our drug candidates and thus negatively affect our ability to generate revenues.

Governmental and third-party payers may subject any products we develop to sales and pharmaceutical pricing controls that could limit our product revenues and delay profitability.

The continuing efforts of government and third-party payers to contain or reduce the costs of healthcare through various means may reduce our potential revenues. These payers’ efforts could decrease the price that we receive for any products we may develop and sell in the future. In addition, third-party insurance coverage may not be available to patients for any products we develop. If government and third-party payers do not provide adequate coverage and reimbursement levels for our products, or if price controls are enacted, our ability to generate revenues will suffer.

Potential customers for our drug products are based in several countries. When, and if, we are able to commence sales of our drug products, results of operations could be significantly affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposures are anticipated to arise from transactions denominated in currencies other than the U.S. dollar and from the translation of foreign currency balance sheet accounts into U.S. dollar balance sheet accounts. We expect to be exposed to currency exchange rate fluctuations because many of our revenues will be denominated in currencies other than the U.S. dollar. Exchange rate fluctuations may adversely affect our operating results and results of operations.

We expect to derive our revenues from operations in many jurisdictions. Accordingly, we will be exposed to all of the risks of international operations, including increased governmental regulation of the pharmaceutical industry in the markets where we plan to operate; exchange controls or other currency restrictions; and significant political instability. The occurrence of any of these events in the markets where we operate could jeopardize or limit our ability to transact business in those markets and could have a material adverse effect on our business, financial condition, results and prospects.

If physicians and patients do not accept products for which we obtain marketing approval, we may not recover our investment.

If the FDA approves our products for marketing, their commercial success will depend upon the medical community and patients accepting our products as being safe and effective. A number of factors could affect the market acceptance of our products, including:

•	the timing and receipt of marketing approvals;

•	the safety and efficacy of the products;

•	the emergence of equivalent or superior products;

•	the cost-effectiveness of the products; and

•	effective marketing.

Our profitability will depend on the market’s acceptance of our products at profitable prices, which may depend upon the agreement of third party payers to reimburse. If the medical community and patients do not ultimately accept any products developed by us as being safe and effective, as well as cost effective, we may not recover our investment, and our business may fail.

If we fail to adequately protect our intellectual property rights, our competitors may be able to take advantage of our research and development efforts to develop competing drugs.

Fibroblast growth factor 1, or FGF-1141, and derivatives are powerful stimulators of new blood vessel growth. Our intellectual property rights cover certain methods of manufacturing and using these forms, but do not cover the primary structure of FGF1141 or derivatives, and there are other ways to manufacture FGF-1141 not covered by our patents. Consequently, we may not prevent others from manufacturing FGF-1141 by a different technology. Moreover, other uses of FGF-1141 are not covered by our existing patents.

Our commercial success will depend in part on our success in obtaining patent protection for our key products or processes. Our patent position, like that of other biotechnology and pharmaceutical companies, is highly uncertain. One uncertainty is that the United States Patent and Trademark Office, or PTO, may deny or require significant narrowing of claims made under our patent applications.

The unpredictability of the biotechnological sciences, the PTO and patent offices in other jurisdictions have often required that patent claims reciting biotechnology-related inventions be limited or narrowed substantially to cover only the specific innovations exemplified in the patent application, thereby limiting their scope of protection. Further, technology that is disclosed in patent applications is ordinarily published before it is patented. As a result, if we are not able to get patent protection, we will not be able to protect that technology through trade secret protection. Thus, if we fail to obtain patents having sufficient claim scope or fail to adequately protect our trade secrets, we may not be able to exclude competitors from using our products or processes.

Even if the PTO grants patents with commercially valuable claim scope, our ability to exclude competitors will subsequently depend on our successful assertion of these patents against third party infringers and our successful defense of these patents against possible validity challenges. Our competitors, many of which have substantial resources and have made significant investments in competing technologies, may make, use or sell our proprietary products or processes despite our intellectual property. Litigation may be necessary to enforce our issued patents or protect our trade secrets. The prosecution of intellectual property lawsuits is costly and time-consuming, and the outcome of such lawsuits is uncertain. This is particularly true for our patents, since the courts often consider these technologies to involve unpredictable sciences. An adverse determination in litigation could result in narrowing of our scope of protection or the loss of our intellectual property, thereby allowing competitors to design around or make use of our intellectual property and sell our products in some or all markets. Thus, if any of our patents are invalidated or narrowed in litigation, we may not be able to exclude our competitors from using our technologies.

Another risk regarding our ability to exclude competitors is that our issued patents or pending applications could be lost or narrowed if competitors with overlapping technologies provoke an interference proceeding (determination of “first to invent”) at the PTO. The defense and prosecution of interference proceedings are costly and time-consuming to pursue, and their outcomes are uncertain. Similarly, a third party may challenge the validity of one or more of our issued patents by presenting evidence of prior publications to the PTO and requesting reexamination of such patent(s). Thus, even if we are able to obtain patents that cover commercially significant innovations, one or more of our patents may be lost or substantially narrowed by the PTO through an interference or reexamination proceeding. Consequently, we may not be able to exclude our competitors from using our technologies.

We have entered into a Joint Patent Agreement with Phage pertaining to the intellectual property centered on the manufacturing process for our drug candidates. Under that Agreement, both Phage and we own the patents to the intellectual property covered by it and cross-licensed to each other the rights to use those patents in certain fields. While provisions in the event of insolvency were included in the Agreement with advice from counsel with the intent to safeguard intellectual property, in the event that Phage filed for protection under U.S. bankruptcy laws or was forced into bankruptcy by creditors, we could be adversely affected. The risks associated with a Phage bankruptcy include:

1.	Phage or its bankruptcy trustee could sell Phage’s or our ownership interests in the patents or Phage’s or our license to the patent rights to a third party, free and clear of our interests;

2.	Phage or its bankruptcy trustee could assume and assign its ownership interests in the patents or license to the patent rights to a third party, over our objections; and

3.	The bankruptcy court could find that Phage’s grant of a security interest to us was a preferential or fraudulent transfer, resulting in invalidation of our security interest.

Any of the foregoing risks would adversely affect our ownership in the patents and/or right to use the patent rights covered by the Agreement, and our business plan and revenue expectations with respect to manufacture of its drug candidates.

Third party patents, or extensions of third party patents beyond their normal expiration dates, could prevent us from making, using or selling our preferred products and processes, or require us to take license(s), or require us to defend against claims of patent infringement.

We may have a limited opportunity to operate freely. Our commercial success will depend in part on our freedom to make, use and sell certain of our preferred drug products and processes. If third party patents have claims that cover any of these products or processes, then we will not be free to operate as described in our business plan, without invalidating or obtaining license(s) to such patents. We may not be successful in identifying and invalidating prior claims of invention. Similarly, a license may be unavailable or prohibitively expensive. In either case, we may have to redesign our products or processes. Such redesign efforts may take significant time and money, and such redesign efforts may fail to yield scientifically, clinically or commercially feasible options. If we are unable to develop products or processes that lie outside the scope of the third party’s patent claims, and we continue to operate, then we may face claims of patent infringement, wherein the third party may seek to enjoin us from continuing to operate within our claim scope and seek monetary compensation for commercial damages resulting from our infringing activity.

The biotechnology and pharmaceutical industries have been characterized by extensive patent litigation, and companies have deployed intellectual property litigation to gain a competitive advantage.

The defense of patent infringement suits is costly and time-consuming and outcomes are uncertain. An adverse determination in litigation could subject us to significant liabilities, require us to obtain licenses from third parties, or restrict or prevent us from selling our products in certain markets. Although patent and intellectual property disputes are often settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, the necessary licenses may not be available to us on satisfactory terms, if at all. Thus, as discussed above, if third party patents cover any aspect of our products or processes, then we may lack freedom to operate in accordance with our business plan. Among such patents are various patents owned by third parties that cover the manufacture, sale and use of various forms of FGF-1141.

Though our patents, patent applications and intellectual property rights may give us a competitive advantage, such rights do not give us a monopoly over all types of FGF or ways to make it or use it. We are aware of others developing technologies to induce angiogenesis or wound healing. We are also aware of patents and applications of others relating to FGF. There are many companies within the biopharmaceutical industry filing patents and some companies pursue allegations of patent infringement. We are not aware of any patents or applications of others that we believe our activities fall within. No patents have been asserted against us but that does not exclude the possibility in the future, with the consequential uncertainty and cost. A finding of patent infringement and an order of a court restraining aspects of our activity could have a materially adverse impact on us.

We are not aware of activities of others that fall within the scope of our patents but if we were to become aware of such activities it might be necessary to expend the time and money pursuing patent litigation to stop it and preserve our competitive advantage. We are not aware of any reason why our granted patents should be found invalid but that does not preclude others challenging them with the risk that they are revoked.

We have an undivided half interest with Phage in the patents and patent applications and an exclusive license from Phage of our interest, pursuant to an agreement dated August 16, 2004, which was later amended and restated May 23, 2006, then superseded by a new agreement dated February 28, 2007. This position has not yet been recorded at all national patent offices. We are working with our international patent specialist to have national patent office registers updated to show the ownership and license arrangements and any other interests in the patents and applications that can be registered by us, or which it is obliged to register on behalf of others. While this will be implemented in a timely fashion, the time it takes to record changes varies from one national patent office to another and in some cases can take a number of months. Phage will assist us as required in updating the patent registers and Phage has warranted and undertaken that no agreements will be entered into by Phage with third parties without putting such third parties on express notice of our patent rights and interests and further, such third parties will be required by Phage to acknowledge in any agreement our patent rights and interests and be subject to them.

We may be subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of former employers.

As is commonplace in the biotechnology industry, we employ now, and may hire in the future, individuals who were previously employed at other biotechnology or pharmaceutical companies, including competitors or potential competitors. Although there are no claims currently pending against us, we may be subject to claims that we or certain employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and would be a significant distraction to management.

If product liability lawsuits are successfully brought against us, we may incur substantial damages and demand for the potential products may be eliminated or reduced.

The testing and marketing of medical products is subject to an inherent risk of product liability claims. Regardless of their merit or eventual outcome, product liability claims may result in:

•	decreased demand for our products or withdrawal of our products from the market even if previously approved;

•	injury to our reputation and significant media attention;

•	withdrawal of clinical trial volunteers;

•	costs of litigation; and

•	substantial monetary awards to plaintiffs.

We currently maintain product liability insurance specifically issued for the clinical trials in progress with coverage of $2,000,000. This coverage may not be sufficient to fully protect us against product liability claims. We intend to expand our product liability insurance coverage to include the sale of commercial products if we obtain marketing approval for any of our product candidates. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or limit the commercialization of our products and expose us to liability in excess of our coverage.

Competition and technological change may make our potential product and technology less attractive or obsolete.

We compete with pharmaceutical and biotechnology companies that are pursuing other forms of treatment for the diseases our new drug candidates target. All potential competitors that we know about are working on gene therapies. For example, GenVec, Inc. is working on a gene therapy drug that has been introduced into the hearts of patients. Boston Scientific Corporation and Corautus Genetics, Inc. are working together to develop a gene therapy to treat coronary artery disease via a catheter. No efficacy results of either of these projects have been made public, however in March 2006, the FDA placed the clinical trial of Boston Scientific Corporation and Corautus Genetics, Inc. on hold due to reported serious adverse events and lack of efficacy. We also may face competition from companies that may develop internally or acquire competing technology from universities and other research institutions. As these companies develop their technologies, they may develop competitive positions that may prevent or limit our product commercialization efforts.

Some of our competitors are established companies with greater financial, scientific, marketing and other resources than us. Other companies may succeed in developing products earlier than we do, obtaining FDA approval for products more rapidly than we do or developing products that are more effective than our product candidates. Research and development by others may render our technology or product candidates obsolete or noncompetitive or result in treatments or cures superior to any therapy we develop.

Our common stock has a limited trading history, and we expect that the price of our common stock will fluctuate substantially.

Our common stock started trading on the Over-the-Counter Bulletin Board (OTCBB) on March 10, 2005. Prior to then, there was no public market for shares of our common stock. An active public trading market may not develop or, if developed, may not be sustained. The market prices for securities of biotechnology and pharmaceutical companies historically have been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. A number of factors may affect the market price of our common stock including, but not limited to:

•	regulatory or payer reimbursement developments in the United States or other countries;

•	product liability claims or other litigation;

•	the announcement of new products or product enhancements by us or our competitors;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in earnings estimates or comments by securities analysts;

•	developments in our industry;

•	the result of our clinical trials;

•	developments in patent or other proprietary rights;

•	general market conditions;

•	future sales of common stock by existing stockholders; and

•	public concern as to the safety of our drugs.

If any of the risks described in this Risk Factors section occurs, it could cause our stock price to fall dramatically and may expose us to class action securities lawsuits, which, even if unsuccessful, would be costly to defend and a distraction to management.

While we have applied for the admission of our common stock to trading on AIM, a market sponsored by the London Stock Exchange for emerging and smaller growth companies, there can be no assurance that an active trading market for the common stock will develop on the AIM or, if developed, that it will be maintained. AIM may not provide the liquidity often associated with other exchanges. The future success of AIM and liquidity in the market for our common stock cannot be guaranteed. In particular, the market for our common stock may be, or may become, relatively illiquid and therefore the common stock may be or may become difficult to sell. Although the common stock may be admitted to trading on AIM this should not be taken as implying that there will be a liquid market in the Common Shares.

We do not anticipate paying dividends for the foreseeable future. Accordingly, returns on a shareholder’s investment in the short to medium term will be limited to capital appreciation, if any, and the shareholder’s ability to realize any such returns may be limited by illiquidity in the trading market of our common stock. Our results and financial condition are entirely dependent on our trading performance. Our ability to pay dividends will depend on our operations. We may from time to time be subject to restrictions on our ability to make distributions as a result of restrictive covenants contained within loan agreements, foreign exchange limitations and regulatory, fiscal and other restrictions. There can be no assurance that such restrictions will not have a material adverse effect on our results or financial condition.

Conversion into common stock of the senior secured notes and warrants that we recently sold could also cause substantial dilution.

We completed the private placement of $20,000,000 of senior secured notes together with warrants to purchase 705,882 shares of the Company’s common stock on March 20, 2006. The notes were convertible into shares of the Company’s common stock at $12 per share until the price was re-set as of May 21, 2007 to $1.00 per share (the “Fixed Conversion Price”). In addition, since August 21, 2006, the notes have been convertible at 94% of the average of the preceding five days weighted average trading price, if the result is lower than the Fixed Conversion Price of $1 per share as of May 21, 2007. Conversion of the senior secured notes into the Company’s common stock at other than the Fixed Conversion Price is limited to no more than 10% of the original $20,000,000 note balance per calendar month. The notes mature in March 2009. In connection with the notes, we also issued warrants to purchase an aggregate of 705,882 shares of our common stock. On May 21, 2007, the aggregate number of shares acquirable upon exercise of such warrants increased to 5,999,997. The term of the warrants is three years. The warrants may be exercised anytime up to March 2009. The warrant exercise price was $8.50 per share until the price was re-set as of May 21, 2007 to $1.00 per share. Our stock price is subject to severe volatility. Accordingly, the conversion of the senior secured notes and the exercise of the warrants could result in substantial dilution to the existing shareholders.

During the third quarter of 2006, Note holders converted $295,723 of the convertible senior secured notes to 110,500 shares of the Company’s common stock for an average share price of $2.76 (including 28,000 committed shares). During the period ended September 30, 2006, $7,576 of interest on senior secured convertible notes were paid with common stock.

During the quarter ended December 31, 2006, Convertible note holders elected to convert $1,601,791 of their notes receivable to 968,971 shares of common stock for an average share price of $1.84 (including 74,518 committed shares). During the quarter ended December 31, 2006 and the period from March 11, 1998 (inception) to December 31, 2006, $25,454, $33,028 of interest on senior secured convertible notes was paid with common stock.

During the quarter ended March 31, 2006, and 2007 and the period from March 11, 1998 (inception) to March 31, 2007, $0, $3,493,266, and $5,246,049 of senior secured convertible notes payable were converted into 0, 3,655,993, and 4,660,946 shares of uncommitted common stock and also $0, $0, and $144,731 of senior secured convertible notes payable were converted into 0, 0, and 74,518 shares of committed common stock, respectively. During the three month periods ended March 31, 2007, $72,226 of interest on senior secured convertible notes was paid with common stock.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market could harm the market price of our common stock. As of June 20, 2007, Directors and Officers and ten percent (10%) shareholders hold 85,055,976 shares of our common stock and may sell such shares at their discretion subject to certain volume limitations.

Our principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

Our officers, directors and principal stockholders together control approximately 62.22% of our outstanding common stock. These stockholders have signed an agreement to act together, and will be able to control our management and affairs in all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interest of our other stockholders.

Anti-takeover provisions in Delaware law could discourage a takeover and may prevent or frustrate any attempt by stockholders to change the direction or our management.

The provisions of Section 203 of the Delaware General Corporate Law govern our company, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These provisions of the Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our company and could delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction could cause the market price of our common stock to decline. Such provisions also make it difficult for stockholders to change the direction or management of the Company.

We have broad discretion in how we use the net proceeds from a) initial public offerings, b) our more recent sale of senior secured debt, and c) our more recent commitment to sell our common stock in a foreign private placement. We may not use these proceeds effectively.

Our management has broad discretion as to the application of these net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or our market value.

In selling convertible notes during the period 2001 to August 2004, we may have violated the registration requirements of the Securities Act of 1933 (“Securities Act”) which, if it occurred, would give note holders a right to rescind their purchases.

Commencing in 2001 and ending in August 2004, we sold three series of convertible notes, each bearing interest at a rate of 7%. The proceeds raised from the sale of all series of these notes have been used for operating costs and clinical trials. The notes were sold to investors who, with few exceptions, were not residents or citizens of the United States. We made these sales in reliance on the fact that either the sales occurred outside the United States and were thus not subject to the jurisdiction of the Securities Act or were made to accredited investors pursuant to an exemption from registration provided by the Securities Act. Our counsel has advised us that the availability of those exemptions cannot be determined with legal certainty because we did not comply with all of the provisions of exemption safe-harbors for such sales offered by rules promulgated under the Securities Act by the SEC. Thus, it is possible that the sale of some of the series of convertible notes may have violated the registration requirements of the Securities Act. As to most of those sales, a right of rescission may exist on which the statute of limitations has not run. For those note holders that elected to convert to common stock and who have not sold that stock, we may have a contingent liability arising from the original purchase of the convertible notes that such note holders converted. If the sales to noteholders that have converted to common stock had to be rescinded, our total potential liability could be $3,617,000 plus interest. That liability would extend for up to six years after the date of the sale of the applicable convertible note that was converted to common stock. The notes were converted at either $2.00 per share or $4.00 per share. Accordingly, the market price of our common stock would likely have to remain below one of those conversion rates before a former noteholder had a significant economic reason to pursue any potential rescission rights.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules the SEC subsequently implemented, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we have added independent directors, created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we are incurring additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to continue to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If our common stock remains subject to the SEC’s penny stock rules, our stockholders may find it difficult to sell their stock.

The trading price of our common stock is below $5.00 per share, so our common stock is presently subject to the SEC’s penny stock rules. Before a broker-dealer can sell a penny stock, the penny stock rules require the firm to first approve the customer for the transaction and receive from the customer a written agreement to the transaction. The firm must furnish the customer a document describing the risks of investing in penny stocks. The broker-dealer must tell the customer the current market quotation, if any, for the penny stock and the compensation the firm and its broker will receive for the trade. Finally, the firm must send monthly account statements showing the market value of each penny stock held in the customer’s account. These disclosure requirements tend to make it more difficult for a broker-dealer to make a market in penny stocks, and could; therefore, reduce the level of trading activity in a stock that is subject to the penny stock rules. Consequently, if our common stock remains subject to the penny stock rules, our stockholders may find it difficult to sell their shares.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. We believe that the section entitled “Risk Factors” includes all material risks that could harm our business. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the “Risk Factors” section of this prospectus.

Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the Common Stock under this offering. Please read “Selling Security Holders” for a list of the persons receiving proceeds from the sale of the Securities covered by this prospectus.

When, and if, the warrants issued in the private placement of our secured convertible notes are exercised, we would receive $8.50 per share until the price was re-set as of May 21, 2007 to $1.00 per share for a maximum total of 5,999,997. When, and if, the Flaa Warrants are exercised, we will receive $2.00 per share for a maximum total of $400,000 for one warrant and $10.00 per share for a maximum total of $2,500,000 for the other warrant. When, and if, the warrants issued to First Dunbar Securities Corporation and its affiliates are exercised, we will receive $12.50 per share for a maximum total of $937,500. When and if such amounts are received, we will use the proceeds for general working capital and other corporate purposes. The amounts set forth in this paragraph assume a non-”cashless exercise” to the extent permitted in each or any of the warrants.

SELECTED FINANCIAL DATA

We were incorporated in Delaware in March 1998 and commenced operations at that time. Since that time, our activities focused on raising capital and the development of our FGF-1141 in all of our current drug candidates. The following Statements of Operations data for the years ended December 31, 2004, 2005, 2006 and the periods ended March 31, 2006 and 2007 and balance sheet data as of December 31, 2005, 2006 and for the periods ended March 31, 2006 and 2007 have been derived from our audited and unaudited financial statements and the related notes, which are included elsewhere in this prospectus. The Statement of Operations data for the years ended December 31, 2002, 2003 and the balance sheet data as of December 31, 2002, 2003, and 2004 have been derived from our audited financial statements and the related notes, which statements and notes are not included in this prospectus. When you read this selected financial data, it is important that you also read the historical financial statements and related notes included elsewhere in this prospectus, as well as Management’s Discussion and Analysis of Financial Condition and Results of Operations. Prior period results are not necessarily indicative of future results.

	Years Ended December 31,					For the Three Month Periods Ended March 31,
	2002	2003	2004	2005	2006	2006 (Unaudited)	2007 (Unaudited)
	(Dollars in thousands, except per share data)
Statements of Operations Data:
Net sales	$—	$—	$—	$—	$—	$—	$—
Cost of goods sold	—	—	—	—	—	—	—

Gross profit (loss)	—	—	—	—	—	—	—
Operating expenses:
Research and development	822	750	2,543	3,091	7,135	1,470	1,614
Sales, general and administrative	365	921	2,337	7,979	11,734	2,658	3,530

Total operating expenses	1,187	1,671	4,880	11,070	18,869	4,128	5,144
Loss from operations	(1,187)	(1,671)	(4,880)	(11,070)	(18,869)	(4,128)	(5,144)
Other and interest income (expense), net	(141)	(658)	(3,133)	(1,296)	13,298	(2,819)	(4,693)

Net loss	$(1,328)	$(2,329)	$(8,013)	$(12,366)	$(5,571)	$(6,947)	$(9,837)

Net loss per common share, basic and diluted	$(0.01)	$(0.02)	$(0.07)	$(0.10)	$(0.04)	$(0.05)	$(0.08)

Weighted-average shares used in computing net loss per common share, basic and diluted (Dollars In Thousands)	110,190	110,190	110,575	120,374	124,181	120,380	127,162

	As of December 31,					For the Three Month Periods Ended March 31,
	2002	2003	2004	2005	2006	2006 (Unaudited)	2007 (Unaudited)
	(Dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and restricted cash	$23	$1,634	$4,616	$8,812	$8,675	$23,180	$3,139
Working capital (deficit)	(871)	1,231	1,618	8,963	8,069	23,157	2,554
Total assets	114	4,918	6,710	9,489	12,427	26,206	7,138
Convertible promissory notes net of current portion	1,085	8,081	8,616	—	11,635	21,624	10,049
Total stockholders’ equity (deficit)	(1,868)	(4,030)	(5,383)	9,189	(2,890)	(3,699)	(6,787)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing in this Prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this Prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” in the Business section of this Prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to these estimates. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting estimates are more fully described in our financial statements appearing in this registration statement, we believe that the following accounting policies relating to stock-based compensation charges are most critical to aid you in fully understanding and evaluating our reported financial results.

Stock Based Compensation. In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) supersedes our previous accounting under SFAS 123 for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 107 (SAB 107) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). The Company has used the Black-Scholes Model formula to estimate the fair value of stock options granted to employees and consultants since its inception, and therefore this method represents no significant change in the Company’s accounting for options and warrant issuances.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards to employees and directors on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s Statements of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the method as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation (SFAS 123)”.

We account for stock option and warrant grants issued to non-employees using the guidance of SFAS No. 123R and EITF No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” whereby the fair value of such option and warrant grants is determined using the Black-Scholes Model at the earlier of the date at which the non-employee’s performance is completed or a performance commitment is reached.

Valuation of Derivative Instruments. FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires bifurcation of embedded derivative instruments and measurement of their fair value for accounting purposes. In determining the appropriate fair value, we use the Black-Scholes Model. Derivative liabilities are adjusted to reflect fair value at each period end, with any increase or decrease in the fair value being recorded in results of operations as Adjustments to Fair Value of Derivatives. In addition, the fair value of freestanding derivative instruments, such as warrants, are valued using Black-Scholes Models.

Research and Development Costs. We account for research and development costs in accordance with SFAS No. 2, “Accounting for Research and Development Costs.” Research and development costs are charged to operations as incurred.

Development Stage Enterprise. We are a development stage company as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises.” We are devoting substantially all of our present efforts to its formation, fundraising, and product development and approval. Our planned principal operations of selling our pharmaceutical products have not yet commenced. For the period from March 11, 1998 (inception) through December 31, 2006, we have accumulated a deficit of $34,728,247. There can be no assurance that we will have sufficient funds available to complete our research and development programs or be able to commercially manufacture or market any products in the future, that future revenue will be significant, or that any sales will be profitable. We expect operating losses to increase for at least the next several six months due principally to the anticipated expenses associated with the proposed product development, clinical trials and various research and development activities.

Income Taxes. The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Results of Operations

Three months Ended March 31, 2006 and 2007

Our activities during the quarter ended March 31, 2007 consisted of research and development and general corporate activities to support our FDA clinical trials. Research and development expenses increased 10% from $1,469,698 to $1,614,348 for the three months ended March 31, 2006 and 2007, respectively.

The increase of $144,651 in research and development is part due to increased clinical costs of $184,633 and contract clinical support through an affiliate of $537,044 coupled with reduction in salaries of $356,589 and operating expenses of $134,352 for the quarter ended March 31, 2007. The increase in clinical costs is due to the following clinical trials updates:

Clinical Development:

i) Severe Coronary Heart Disease: At the date of this filing the Phase II trial utilizing a catheter system was submitted to the FDA, and we are waiting for final comments from the FDA in regards to the protocol. The catheter company has provided us with Canadian clinical trial sites that are willing to participate in our Phase II trial. We have finalized the development of a clinical protocol for our Phase II study where we will test our drug candidate CVBT-141A (surgical delivery) in an expanded patient population in both U.S. and foreign clinical trial sites. We have chosen an international clinical research organization, Kendle, to manage the international Phase II trial.

ii) Wound Healing: We have been authorized by the FDA to conduct clinical testing of our wound healing drug candidate, CVBT-141B, in patients with diabetic foot ulcers or venous stasis leg wounds. This Phase I study in which eight patients will receive either a low or high dose application of our wound healing drug candidate has been initiated at one clinical site located in the Pittsburgh, PA area. As of March 31, 2007, seven patients have been dosed. We have commenced a Phase I clinical trial in patients with diabetes or venous stasis ulcers, where approximately 80% of the patients have been enrolled and treated with our drug candidate with no adverse events reported. A Phase I clinical protocol to use FGF-1 to treat children with second degree burns is being prepared for submission to the Shriner’s Burn Institute in Cincinnati, Ohio.

iii) Peripheral Artery Disease: A clinical protocol for a PAD Phase I study in diabetic patients has been prepared and was submitted to the FDA for their review in August 2006. We have received FDA- authorization to initiate our Phase I clinical trial in PAD patients suffering from intermittent claudication which is a form of PAD. Clinical trial sites are being identified and provided with the approved clinical protocol to provide quotes to carry out the study. Colorado Prevention Center will be the contracted clinical research organization that will manage this trial and they are currently negotiating with six U.S. medical centers to perform this trial.

iv) Lumbar Ischemia: As of March 31, 2007, four patients have been dosed in low dose group with no adverse events reported. In Phase I trial 32 patients with chronic back pain will be enrolled and will receive four doses of FGF-1 (as two injections in the back).

Pre-Clinical Development:

i) Bone: Data from a second animal model of bone growth indicated a robust effect of FGF-1 on the growth of new bone after a local injection to skull bones. The effect was significant and substantial. Additional bone growth studies in animals are under discussion with our collaborators at Tufts University.

Years Ended December 31, 2005 and 2006

Our activities during the year ended December 31, 2006 consisted almost entirely of research and development and general corporate activities to support our FDA clinical trials. Research and development expenses increased 131% from $3,090,625 to $7,134,944 for the years ended December 31, 2005 and 2006, respectively.

The increase of $4,044,319 is part due to increased clinical costs of $2,018,289 for the year ended December 31, 2006. The increase in clinical costs is due to the following clinical trials updates:

(a)	As of December 31, 2006, we have completed the enrollment and treatment of all patients specified in our Phase I clinical trial protocol. A total of 21 patients were treated at six participating U.S. medical centers that were managed by our contract clinical research organization. We are currently collecting the final safety data at 12 month follow-up visits on our patients who were treated in our Phase I clinical trial. We filed a report with the FDA listing all adverse events or other safety issues observed in this trial up to and including the 12 week follow-up visit of all patients who participated in this trial. We have finalized the development of a clinical protocol for our Phase II study, where we will test our drug candidate in an expanded patient population in both U.S. and foreign clinical trial sites. We have chosen a new clinical research organization, Kendle, to oversee and manage our international Phase II trial. Given the uncertainty of drug candidate progress due to the FDA’s control over the course and timing of our clinical trials, we anticipate the injections into patients for our Phase II and pivotal Phase III clinical trials to be completed in 2009.

(b)	We were authorized by the FDA to conduct clinical testing of our wound healing drug candidate, CVBT-141B, with API, in patients with diabetic foot ulcers or venous stasis leg wounds. This Phase I study in which eight patients will receive either a low or high dose application of our wound healing drug candidate has been initiated at two clinical sites located in the Pittsburgh, PA area. To date three patients have been dosed. Previously, we completed animal studies that demonstrated that CVBT-141B was a safe and efficacious agent in healing wounds in diabetic mice. In addition, it was demonstrated that little, if any, of our wound healing drug candidate was absorbed into the blood stream after topical application to the wound surface. Similar absorption studies are being conducted in patients in our Phase I clinical trial.

(c)	We have received FDA authorization to initiate our Phase I clinical trial in PAD patients suffering from intermittent claudication, using our drug candidate CVBT-141C.

(d)	We performed animal toxicity studies to support the safety of our lumbar ischemia drug candidate CVBT-141E for this proof of concept clinical trial. We have initiated a Phase I clinical trial in Russia and Serbia in 2006 to test whether our lumbar ischemia drug candidate, CVBT-141E, can successfully treat chronic back pain. We have completed animal toxicity studies to support the safety of our product for this proof of concept clinical trial. Clinical protocols were submitted to regulatory authorities in Russia and Serbia who have authorized the start of this clinical study in which 32 patients (four groups of 8 patients each) will receive 4 increasing doses of CVBT-141E. The patients will be followed for a decrease in back pain, as determined by standardized back pain questionnaires, as well as increased blood perfusion into their lower back muscles as assessed by magnetic resonance imaging (MRI). The first patient was treated in December 2006 and enrollment of all patients is expected to be completed in 2007. If the results of the proof of concept clinical trial in Russia and Serbia are positive, we plan to then file an IND application with the FDA to allow a Phase I human trial to begin in chronic back pain patients in the U.S.

(e)

The increase in research and development costs was also due to salaries and benefits of employees of $1,224,813, and R&D operating expenses of $421,574 as we continue to add resources to this function. As of December 31, 2006, we had four scientist employees, eight scientists under contract through a technical support agreement with a related party, and two other individuals involved in research and development activities under contract. Their tasks included overseeing pre-clinical testing, researching other medical uses of FGF-1141 and preparing and filing various regulatory documents with the FDA. In addition, these personnel are responsible for establishing that the quality of FGF-1141 used in the clinical trials meets the specifications required by the FDA.

	For the Years Ended December 31,				For the Three Month Periods Ended March 31,
	2005	2006	$ Change	% Change	2006 (Unaudited)	2007 (Unaudited)	$ Change	% Change
	(Dollars in thousands)
Research and development (a)	$3,091	$7,135	$4,044	131%	$1,470	$1,614	$144	10%

(a)	Includes $578,052 and $2,372,817 for December 31, 2005 and 2006 paid to Phage Biotechnology Corporation. Also includes $326,205 and $542,732 for March 31, 2006 and 2007 paid to Phage Biotechnology Corporation.

General and administrative expenses increased 47% from $7,979,156 to $11,734,149 for the years ended December 31, 2005 and 2006, respectively. The increase of $3,754,993 is a result of a substantial increase in our marketing expenses of $1,192,338 as we became more active in our corporate development and investor relations activities and contributions to a non-profit medical education organization of $303,532. Related to these activities, our travel expense increased $241,457 during the year ended December 31, 2006 as compared to the prior year.

General and administrative expenses increased 33% from $2,658,642 to $3,529,657 for the quarter ended March 31, 2006 and 2007, respectively. The increase of $871,015 is the result of a substantial increase in our professional fees of $540,000. This increase was due to a feasibility study to incorporate economic evaluations in to a development process that will allow us to produce a product with a compelling value proposition, poised to obtain the broadest possible payer coverage and clinical utilization. We have also contributed $287,000 to a non-profit medical education organization as it is being more active in our corporate development and marketing.

Increase in administrative expenses relates to opening our corporate office in Las Vegas. Our rent has increased by $118,822 for the year ended 2006 and, as of quarter ended March 31, 2007, we have a total of twenty full time and two part time employees compared to fourteen during the same period in prior year. In addition to staffing, our computer expenses have increased accordingly as we now are running on our network and have improved our redundancy and back-up capabilities, resulting in an increase of $539,136 during the year ended December 31, 2006 as compared to the year ago period.

Our legal and professional expenses have increased approximately $559,117 as we have stepped up our corporate activities and compliance with Sarbanes Oxley requirements during the year ended December 31, 2006 as compared to the year ended December 31, 2005. Other increased expenditures also include insurance of $180,783 which is mostly related to our increased D&O costs.

	For the Years Ended December 31,				For the Three Month Periods Ended March 31,
	2005	2006	$ Change	% Change	2006 (Unaudited)	2007 (Unaudited)	$ Change	% Change
	(Dollars in thousands)
General and administrative (b)	$7,979	$11,734	$3,755	47%	$2,658	$3,530	$872	33%

(b)	Covering the periods ended December 31, 2005, 2006 and March 31, 2006 and 2007 general and administrative costs included $263,922, $144,963, $55,031 and $20,643 paid to Phage Biotechnology Corporation.

Interest income increased to $695,050 from $297,600 for the years ended December 31, 2005 and 2006, respectively, and interest income increased to $100,700 from $92,000 for the three months ended March 31, 2006 and 2007, respectively. This is a result of a higher level of cash and marketable securities available for investment from the sale of $20,000,000 of convertible senior secured notes in March 2006 and increased interest rates available on money market securities.

	For the Years Ended December 31,				For the Three Month Periods Ended March 31,
	2005	2006	$ Change	% Change	2006 (Unaudited)	2007 (Unaudited)	$ Change	% Change
	(Dollars in thousands)
Interest Income	$298	$695	$397	133%	$92	$100	$8	9%

Interest expense increased 274% to $5,961,534 from $1,593,740 for the years ended December 31, 2005 and 2006, respectively, and interest expense increased to $3,220,000 from $204,000 by $3,016,000 for the three months ended March 31, 2006 and 2007, respectively. Interest expense for 2006 represents interest on senior secured convertible notes payable quarterly, and as of March 31, 2007, accumulated amortization of deferred financing costs of $527,908 was recorded as non-cash charges in interest expense and amortization of the discount for the fair value of derivatives is $2,313,038 aggregating $2,840,946 of interest expense from amortization. The 2005 interest charge includes similar non-cash charges of $712,461 related to deferred debt financing costs, and $710,001 of discount on debt.

	For the Years Ended December 31,				For the Three Month Periods Ended March 31,
	2005	2006	$ Change	% Change	2006 (Unaudited)	2007 (Unaudited)	$ Change	% Change
	(Dollars in thousands)
Interest Expense	$1,594	$5,961	$4,367	274%	$204	$3,220	$3,016	1,478%

Adjustment to fair value of derivatives increased from $(1,525,639) to $(2,125,630) and adjustments to the fair value of derivatives- other decreased from $(1,181,670) to $552,504 for the three months ended March 31, 2006 and 2007. In addition to the decrease in the outstanding balance of the Convertible Notes and the increase in the number of vested outstanding non-employee option and warrants, the primary components of the “Change in Fair Value of Derivatives” calculations are the changes in our Company’s stock price during the reported period and the volatility in the stock prices of comparable companies used in the Black-Scholes Model. If the Company’s stock price decreases sufficiently, we may show “Other Income”, conversely if it increases we may show “Other Expense”. Additionally, if the volatility in the stock prices of comparable companies used in the Black-Scholes Model increases sufficiently, we may show “Other Expense,” conversely, if it decreases, we may show “Other Income.” Since the issuance of the Convertible Notes on March 20, 2006 to the period ended March 31, 2007 our Company’s stock price has decreased from $7.15 to $1.43. For the same period, the volatility in the stock price of comparable companies used in the Black-Scholes Model increased from 74.60% to 94.32%.

Years Ended December 31, 2004 and 2005

Our activities during fiscal 2005 consisted almost entirely of research and development and general corporate activities to support our FDA clinical and pre-clinical trials. Research and development expenses increased 22% from $2,543,530 to $3,090,625 for the years ended December 31, 2004 and 2005, respectively. We began our Phase l FDA clinical trial with our first patient in December 2003 and the trial has continued through 2005. The pace of our “Severe Coronary Heart Disease” study is related to the ability to find qualified candidates. This increase of $547,095 is due primarily to clinical costs for the FDA Phase I clinical trial of $2,528,000 and pre-clinical costs for an animal study for wound healing of $108,000, peripheral vascular disease $163,000, stroke $80,000, chronic back pain and lumbar ischemia $63,000 and intestinal ischemia of $63,000. Additionally, we incurred increased drug production costs of $202,965 for clinical and pre-clinical development of our drug candidates and an increase of $119,250 in consulting fees.

	For the Years Ended December 31,
	2004	2005	$ Change	% Change
	(Dollars in thousands)
Research and development (c)	$2,543	$3,091	$548	22%

(c)	Includes $181,936 and $578,052 paid to Phage Biotechnology Corporation in 2004 and 2005, respectively.

General and administrative expenses increased 241% from $2,337,014 to $7,979,156 for the years ended December 31, 2004 and 2005, respectively. We incurred increases of approximately $3,019,000 in the costs associated with being a publicly traded company, of which approximately $1,700,000 in options issued to the board of directors. Additionally, we had a substantial increase in our marketing and travel expenses of $1,683,000 as we increased our marketing and corporate awareness and image activities. Other increases resulted from administrative costs supporting the increased activity in research and development administrative infrastructure of $233,000, and expense increases of approximately $680,000 related to insurance, computer systems and legal expenses.

	For the Years Ended December 31,
	2004	2005	$ Change	% Change
	(Dollars in thousands)
General and administrative (d)	$2,337	$7,979	$5,642	241%

(d)	Includes $181,348 and $263,922 paid to Phage Biotechnology Corporation in 2004 and 2005 respectively.

Interest income increased $263,558 in the year ended December 31, 2005, when compared to December 31, 2004. This is a result of a higher level of cash and marketable securities available for investment during 2005.

	For the Years Ended December 31,
	2004	2005	$ Change	% Change
	(Dollars in thousands)
Interest Income	$34	$298	$264	774%

Interest expense decreased 49% or $1,558,257 for the year ended December 31, 2005, when compared to December 31, 2004. The decrease resulted from increased debt related costs for interest, amortization of deferred financing costs of over $712,000 and amortization of the beneficial conversion cost of over $710,000 related to the conversion of our convertible notes financings.

	For the Years Ended December 31,
	2004	2005	$ Change	% Change
	(Dollars in thousands)
Interest Expense	$3,152	$1,594	$(1,558)	(49)%

Years Ended December 31, 2003 and 2004

Our activities during fiscal 2004 consisted almost entirely of research and development and general corporate activities to support our FDA Phase l clinical trial. Research and development expenses increased 239% from $750,138 to $2,543,530 for the years ended December 31, 2003 and 2004, respectively. We began our Phase l FDA clinical trial with our first patient in December 2003. The trial has continued through 2004. This increase of $1,793,392 is due primarily to clinical costs for the FDA Phase I clinical trial of $562,210 and patient recruiting costs $425,232 for this trial and pre-clinical costs for an animal study for stroke of $20,000. Additionally, we incurred increased consulting fees of $169,716 for market research for potential new uses for CVBT-141A and an increase of $260,000 in consulting fees to our Chief Medical Officer, Dr. Thomas Stegmann, which fees began in the fourth quarter of 2003.

	For the Years Ended December 31,
	2003	2004	$ Change	% Change
	(Dollars in thousands)
Research and development (e)	$750	$2,544	$1,794	239%

(e)	Includes $113,245 and $181,936 paid to Phage Biotechnology Corporation in 2003 and 2004, respectively.

General and administrative expenses increased 154% from $920,477 to $2,337,014 for the years ended December 31, 2003 and 2004, respectively. The increase resulted from an increase in our administrative costs supporting the increased activity in research and development and in building necessary personnel and administrative infrastructure of $783,486. Marketing and travel increased $326,387 as we increased our marketing activities. Additionally, in 2004 we incurred $317,112 of professional fees to lawyers and auditors that were not incurred in 2003 associated with preparing the company to be a public company.

	For the Years Ended December 31,
	2003	2004	$ Change	% Change
	(Dollars in thousands)
General and administrative (f)	$920	$2,337	$1,417	154%

(f)	Includes $64,954 and $181,348 paid to Phage Biotechnology Corporation in 2003 and 2004, respectively.

Interest income increased from $14,000 in fiscal 2003 to $34,062 for the years ended December 31, 2003 and 2004, respectively. This is a result of a higher level of cash and marketable securities available for investment during 2004.

	For the Years Ended December 31,
	2003	2004	$ Change	% Change
	(Dollars in thousands)
Interest Income	$14	$34	$20	143%

Liquidity and Capital Resources

Sources of Liquidity

Since our inception and through March 31, 2007, we have financed our operations through the initial public offering of our common stock, the private sale of our capital stock and our convertible notes and the private placement of senior secured convertible notes. Through March 31, 2007, we have received net proceeds of approximately $50,013,491 from the issuance of shares of common stock, convertible preferred stock and convertible notes payable and the private placement of senior secured convertible notes. The table below summarizes our sales of equity securities and convertible notes through March 31, 2007.

Security	Net Proceeds
(Dollars in thousands)
Pre IPO
Convertible Preferred Stock converts to common stock at 100/1, non-voting, no dividend	$521
Common Stock	3,904
Total net proceeds for issuance of our pre-IPO convertible notes payable	12,756
Post IPO
Net proceeds from the IPO	14,682
1,725,000 shares of common stock sold at $10.00 per share net of the options exercised	378
808,466 stock option exercised
Net proceeds from private placement of senior secured convertible note of Senior Secured Notes with warrants to purchase 705,882 shares of Company’s	18,617

Total net proceeds from financing through March 31, 2007	50,858
Deferred financing cost pending London IPO	(845)

Net Proceeds per statement of cash flow	$50,013

On May 21, 2007 the company entered into an agreement to sell in a private offering 15,000,000 shares of the Company’s Common Stock at $1.00 per share for a total of $15,000,000. There are no registration rights, warrants, other dilutive securities or modifications of security holders’ rights associated with the transaction.

We entered into a Securities Purchase Agreement dated March 20, 2006 with certain investors to place $20,000,000 of senior secured notes together with warrants to purchase 705,882 shares of our common stock. The notes were convertible into shares of our common stock at $12 per share until the price was re-set as of May 21, 2007 at $1.00 per share (the “Fixed Conversion Price”). In addition, the notes are convertible after five months from the closing date at 94% of the average of the preceding five days weighted average trading price, if the result is lower than $1.00 per share. Conversion of the senior secured notes into our common stock at other than the Fixed Conversion Price is limited to no more than 10% of the original $20,000,000 note balance per month. The notes mature in March 2009, and bear a resetting floating interest rate of three month LIBOR plus 7%. The warrants may be exercised anytime up to March 2009. The warrant exercise price was $8.50 per share, until the price was re-set as of May 21, 2007 at $1.00 per share. Substantially all of the Company’s assets secure the notes.

On March 20, 2006, Daniel C. Montano, our Chairman, President and CEO, entered into a Guaranty Agreement whereby he guaranteed any and all of the Company’s obligations resulting from the sale on March 20, 2006 of $20,000,000 of senior secured notes and warrants. The guaranty remains in effect until the later of March 20, 2007 or the first date on which the Company receives revenue from the sale of drugs in which FGF1141 is the active ingredient after such drug has been approved by the FDA, provided that on such date the Company is not in default of any provisions of the obligations or triggering events contained in the agreements for the senior secured notes and warrants and such default is not continuing. However, the guaranty will terminate upon the payment in full of the notes including conversion of the notes into the Company’s common stock.

After the Company’s obligations contained in the agreements for the senior secured notes and warrants have been paid in full, if Daniel C. Montano had been required to make any payments pursuant to this guaranty prior to the payment in full of the Company’s obligations, the Company will reimburse Daniel C. Montano for any such payments plus simple interest at 7% per annum from the date of the advance by Daniel C. Montano to the date reimbursed by the Company.

Income Taxes

As of March 31, 2007, the Company had a net operating loss carry forwards for the federal and state income tax purposes of approximately $51,144,000 and $50,181,000, respectively, which expire through 2021. The utilization of net operating loss carry forwards may be limited in the event of an ownership change under the provisions of Internal Revenue Code Section 382 and similar state provisions. The Company also has a federal research and development credit carry forward of $659,000.

For the three month period ended March 31, 2007, the Company recognized tax benefits in the amount of $3,255,834 related to temporary differences.

Cash Flow

Three months ended March 31, 2006 and 2007

For the quarter ended March 31, 2007, our operating activities consumed cash of $5,200,000, an increase of $1,526,000 compared to the quarter ended March 31, 2006. Our activity level during the first quarter of 2007 increased over the level of activity in the same period in 2006 in both research and development activities and our general and administrative activities because of an increase of clinical trials in “Severe Coronary Heart Disease, Wound Healing and Peripheral Artery Disease”. Our marketing activities and personnel have been increased to help the Company moving forward with its strategic goals.

Purchase of restricted cash investments consumed $1,446 of cash combined with $56,572 of capital expenditures for property and equipment, resulting in $58,018 of cash consumed in investing activities for the quarter ended March 31, 2007, which was a decrease of $347,658 compared to the quarter ended March 31, 2006.

For the quarter ended March 31, 2007, the Company used $278,929 in financing activities primarily for deferred financing cost.

Year ended December 31, 2005 and 2006

For the year ended December 31, 2006, our operating activities consumed cash of $17,645,424 an increase of $6,914,453 compared to the year ended December 31, 2005. Our activity level in 2006 increased dramatically over the level of activity in 2005 in both research and development activities and our general and administrative activities because we were able to raise cash through our IPO in February 2005 and the private placement of secured convertible notes in March of 2006. This liquidity allowed us to proceed with increase drug development activities and clinical trials in Severe Coronary Heart Disease, Wound Healing and Peripheral Artery Disease, add needed administrative capability and personnel, resume our marketing activities, and move forward with being a public company.

Purchase of restricted cash investments consumed $34,998 of cash combined with $837,250 of capital expenditures for property and equipment, resulting in $872,248 of cash consumed in investing activities for the year ended December 31, 2006, which was an increase of $639,332 compared to the year ended December 31, 2005.

Financing activities generated $18,346,074 of cash during the year ended December 31, 2006, an increase of $3,237,818 over the year ended December 31, 2005. This increase is primarily related to proceeds from the private placement of the senior secured convertible notes payable and option exercises during the year ended December 31, 2006 exceeding the proceeds from our IPO during the year ended December 31, 2005.

Years ended December 31, 2004 and 2005

For the years ended December 31, 2005, our operating activities consumed cash of $10,730,971, an increase of $6,604,214 over the year ended December 31, 2004. Our activity level in 2005 increased dramatically over the level of activity in 2004 in both our research and development activities and our general and administrative activities because we were able to raise cash through the sale of our common stock. This liquidity allowed us to proceed with our drug trials, increase administrative capability and personnel, marketing activities, and the cost of being a public company.

Purchase of restricted cash investments consumed $52,001 of cash combined with $180,915 of capital expenditures for property and equipment, resulting in $232,916 of cash consumed in investing activities for the period ended December 31, 2005, which was an increase of $115,136 over the year ended December 31, 2004.

Financing activities generated $15,108,254 of cash during the year ended December 31, 2005, an increase of $7,967,825 over the year ended December 31, 2004. This increase is primarily related to completion of our Initial Public Offering exceeding the proceeds from the sale of convertible notes payable during the year ended December 31, 2005 and 2004, respectively.

Years ended December 31, 2003 and 2004

For the year ended December 31, 2004, our operating activities consumed cash of $4,126,757, an increase of $2,023,302 over the year ended December 31, 2003. Our activity level in 2004 increased dramatically over the level of activity in 2003 in both our research and development activities and our general and administrative activities because we were able to raise cash through the sale of convertible notes. This liquidity allowed us to proceed with the FDA Phase l trial, add needed administrative capability and personnel, resume our marketing activities, and move forward with the preparation of the company to be a public company.

Purchase of restricted cash investments consumed $85,362 of cash combined with $32,418 of capital expenditures for property and equipment, resulting in $117,780 of cash consumed in investing activities for the period ended December 31, 2004, which was an increase of $121,511 over the year ended December 31, 2003.

Financing activities generated $7,140,431 of cash during the year ended December 31, 2004, an increase of $3,425,213 over the year ended December 31, 2003. This increase is primarily related to the collection of all subscriptions receivable in 2004 of $2,042,099 and proceeds from notes payable issued $6,631,200.

Funding Requirements

The Company does not expect to generate significant additional funds unless and until the Company obtains marketing approval for and begin selling, one of its new drug candidates. The Company believes that the key factors that will affect its internal and external sources of cash are:

•	our ability to successfully obtain marketing approval for and to commercially launch one of our new drug candidates;

•	the success of our other pre-clinical and clinical development programs; and

•	the receptivity of the capital markets to financing by biotechnology companies.

•	our revenues, if any, from successful development and commercialization of our potential products.

Based on historical as well as budgeted expenditures, the Company believes it will need to raise additional external funds in the future through the sale of additional equity or debt securities to continue to develop our drug candidates at our current rate of expenditure. The sale of additional equity securities will result in additional dilution to our stockholders. Additional financing may not be available in amounts or on terms acceptable to us or at all. If the Company is unable to obtain additional financing, the Company may be required to reduce the scope of, delay or eliminate some or all of its planned research, development and commercialization activities, which could harm the financial condition and operating results.

Contractual Obligations and Commercial Commitments

The following table summarizes our long-term contractual obligations as of March 31, 2007:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(Dollars in thousands
Long-term debt obligations(a)	$14,609	$—	$14,609	$—	$—
Operating lease obligations(b)	2,554	221	982	1,100	251

Total	$17,163	$221	$15,591	$1,100	$251

(a)	We sold $20,000,000 of notes that have a floating interest rate of 0-3 month LIBOR plus 7%. We have the option to pay the interest with registered common stock (see Note 10). During the third quarter of 2006, Noteholders converted $295,723 of the convertible senior secured notes to 110,500 shares of the Company’s common stock for an average share price of $2.76 (including 28,000 committed shares). During the quarter ended March 31, 2007, Convertible note holders elected to convert $3,493,266 of their notes receivable to 3,655,993 shares of common stock for an average price of $1.00. Should interest rates remain constant and the lenders do not convert anymore debt into common stock, and if we choose to make payments in cash, we would have a liability of approximately $3,506,000.

(b)	In November 2005, we entered into an operating lease agreement for office space in Las Vegas, Nevada, which requires monthly payments of approximately $17,900. We have one five-year option to renew the lease. Building operating expenses are reconciled annually, and any increase over the base year is billed pro rata among the building’s tenants. We occupied this property in March 2006. Cardio entered into a second amendment on September 8, 2006, for the expansion space use of administrative offices in Las Vegas. The five-year lease obligation is approximately $1,322,637 including approximately $465,596 in base rent for the expanded space throughout the term of the lease. Cardio entered into a Lease Agreement dated August 7, 2006 with Nancy Ridge LLC, a Delaware limited liability company, for the use of general office and laboratory space in San Diego, CA. The Lease commenced on September 1, 2006 and expires on May 13, 2013, at which time the Company will have the option of extending the lease by five years on the same terms and conditions of the Lease. The Company has paid Nancy Ridge a fully refundable security deposit in the amount of $57,804, and further agrees to pay $15,228 per month for the term of the Lease for the use of 6,768 square feet of general office and laboratory space.

The Company has entered several service agreements as follow:

These service fees for the obligations below were determined through a process of competitive bids and/or negotiation. Our major outstanding contractual obligations are summarized below:

Item Number	Contract	Agreement Name	Start	End Date

1	Phage Biotechnology	Technical Services Agreement	1-Mar-00	1-Mar-20

2	Cardio Phage International (“CPI”)	Distribution agreement	16-Aug-04	16-Aug-13

3	Korea Bio-Development Corporation	Manufacturing and distribution agreement	15-Dec-00	15-Dec-99

4	Hesperion, Inc. (TouchStone, formerly “Clinical CardioVascular Research, LLC”)	Clinical development of investigational drugs and devices for cardiovascular indications	24-Oct-01	Ongoing

5	Dr. Thomas Stegmann	Royalty agreement	16-Aug-04	31-Dec-13

1)	Cardio has a Joint Patent Agreement with Phage. Under that agreement, Cardio and Phage, own an undivided one half interest in the U.S. and foreign patent rights, including rights to future patents and patent applications, necessary to develop and commercialize our drug candidates; and Phage agrees to provide certain technical development services to Cardio and to manufacture the drug candidates for Cardio’s clinical trials at cost. The parties acknowledged that Cardio would have exclusive rights within a defined field, while Phage would have exclusive rights outside that field. Any product Phage manufactures for Cardio commercialization purposes is paid for on a percentage of sales basis as defined in the agreement. As a part of this agreement, (i) Cardio shall pay Phage a six percent (6%) royalty on the net sales price of finished product to end customer or distributor, in consideration for the grant of the exclusive right to patent rights in the defined field, and (ii) pay to Phage four percent (4%) of net sales for our drug candidates manufactured for Cardio by Phage. The agreement also provides for each party to have certain rights in the event of insolvency of the other party. This agreement expires on the last to expire of the patent rights covered, including extensions.

2)	CPI will act as distributor for the products of both Phage and us in locations throughout the world other than United States, Canada, Europe, Japan, China, and the Republic of Korea. CPI is obligated to pay us an amount equal to 50% of CPI’s gross revenue from sales of our product less CPI’s direct and indirect costs.

3)	As part of this agreement, KBDC arranged the purchase of 8,750,000 shares of our common stock for $3,602,000 by Cardio Korea, Ltd. KBDC agreed to fund all of the regulatory approval process in Korea for any of our products. In addition, KBDC agreed to pay us a royalty of ten percent net revenue from sales in its Asian territories.

4)	Hesperion will assist us with the FDA approval process for our drug.

5)	Our royalty agreement with Dr. Stegmann will provide him with a one percent royalty on net revenue from the sale of our drug candidates, if any, measured quarterly and payable 90 days after quarter end.

These service fees for the obligations below were determined through a process of competitive bids and negotiation. Our major outstanding contractual obligations are summarized below (continued):

Item #	Contract	Agreement Name	Start	End Date

7	bioRASI, LLC	CRO agreement	8-Aug-05	Completion of clinical trial

8	Phage Biotechnology	Lease Guarantee- San Diego	15-Mar-06	15-Aug-13

9	Promethean	Convertible Notes	20-Mar-06	19-Mar-09

10	Daniel C. Montano	Guarantee agreement	20-Mar-06	First date of generating revenue or repayment/ conversion of notes and exercise of warrants.

11	Daniel C. Montano	Guarantee reimbursement agreement	20-Mar-06	First date of generating revenue or repayment/ conversion of notes and exercise of warrants.

12	Kendle (formerly Charles River Laboratories)	CRO agreement	8-Aug-06	Completion of Phase II Severe Coronary Heart Disease

13	The Bruckner Group	Feasibility Study	4-Aug-06	Upon completion of study

14	Zimmerman Adams International	Investing banking	6-Jun-06	Ongoing

15	Baker Tilly	Professional Services	1-July-06	Ongoing

7)	This agreement is for the purpose of assisting in the Company’s clinical trials in Russia. bioRASI is the strategic initiative of the Russian Academy of Sciences (RAS) and is responsible for commercializing RAS’ bio-sciences and clinical resources. bioRASI is a contract research organization (CRO) providing services for its collaborative R&D clients in the areas of drug development, biologicals, and medical devices.

8)	This agreement is for a new manufacturing facility in San Diego, CA. The lease provides for Minimum Monthly Rent and Additional Rent for shared costs, which aggregate approximately $20,000 per month.

This agreement was terminated on May 23, 2007, whereby the Company was released from these obligations.

9)	The Company entered into a Securities Purchase Agreement with certain investors to place $20,000,000 of senior secured notes together with warrants to purchase 705,882 shares of the Company’s common stock. The notes are convertible into shares of the Company’s common stock as of May 21, 2007 at $1.00 per share. (the “Fixed Conversion Price”). In addition, the notes are convertible after five months from the closing date at 94% of the average of the preceding five days weighted average trading price, if the result is lower than $1 per share as of May 21, 2007. Conversion of the senior secured notes into the Company’s common stock at other than the Fixed Conversion Price is limited to no more than 10% of the original $20,000,000 note balance per calendar month. The notes mature in March 2009, and bear a resetting floating interest rate of three month LIBOR plus 7%. The warrants may be exercised anytime up to March 2009. The warrant exercise price as of May 21, 2007 at $1.00 per share. Substantially all of the Company’s assets secure the notes.

10)

Daniel C. Montano, our Chairman, Co-President and CEO of the Company, entered into a Guaranty Agreement whereby he guaranteed any and all of the Company’s obligations resulting from the sale on March 20, 2006 of $20,000,000 of senior secured notes and warrants. The guaranty remains in effect until the first date on which the Company receives revenue from the sale of drugs with FGF-1141 as API after such drug has been approved by the FDA, provided that on such date the Company is not in default of any provisions of the obligations or triggering events contained in the agreements for the senior secured notes and warrants and such default is not continuing. However, the guaranty will terminate upon the payment in full of such notes including conversion of the notes into our common stock.

11)	After the Company’s obligations contained in the agreements for the senior secured notes and warrants have been paid in full, if Daniel C. Montano was required to make any payments pursuant to this guaranty prior to the payment in full of the Company’s obligations, the Company will reimburse Daniel C. Montano for any such payments plus simple interest at 7% per annum from the date of the advance by Daniel C. Montano to the date reimbursed by the Company.

12)	Kendle (formerly Charles River Laboratories Clinical Services International Ltd. or “Charles River Laboratories”) will support the Company in its Phase II Severe Coronary Heart Disease clinical trial ensuring that the protocol and study adhere to FDA regulatory requirements. The total direct and indirect costs are estimated to be $3,917,810.

13)

The Bruckner Group Incorporated will assist us in exploring the potential economic consequences of applying FGF-1141 to a variety of clinical scenarios and patent types. This project will take 16 to 20 weeks with approximate total cost of $475,000.

14)	The purpose of this consulting agreement is to audit the Company interim financial reports for the purpose of proposed admission document to AIM (London Stock Exchange). The Company will pay Zimmerman 100,000 GBP before admission to AIM and another 50,000 GBP in January 2007.

15)	Baker Tilly a provider of accountancy and business services is assisting Cardio in preparation of the admission document for London Stock Exchange’s Alternative Investment Market, or AIM.

	For the Years Ended December 31,			For the Quarter Ended March 31,		For the Period from March 11, 1998 (Inception) to March 31, 2007 (Unaudited)
	2004	2005	2006	2006	2007 (Unaudited)
	(Dollars in thousands)
Service Fees Paid for Above Contracts:
Hesperion (formerly TouchStone Research, Inc.)	$973	$1,170	$1,565	$368	$200	$4,748
bioRASI	—	180	746	57	102	1,028
Catheter and Disposables Technologies	—	50	32	3	—	81
Kendle	—	—	934	—	170	1,103
Bruckner Group	—	—	237	—	360	597
Zimmerman Adams International	—	—	101	—	100	202
Baker Tilly	—	—	168	—	152	320

Total	$973	$1,400	$3,783	$428	$1,084	$8,079

Off-Balance Sheet Transactions

At March 31, 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Issued Accounting Pronouncements

On February 15, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. This option is available to all entities, including not-for-profit organizations. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. Some requirements apply differently to entities that do not report net income. The FASB’s stated objective in issuing this standard is as follows: “to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.” The fair value option established by Statement 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. A not-for-profit organization will report unrealized gains and losses in its statement of activities or similar statement. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. The Company does not believe SFAS No. 159 will have an immediate significant impact on its financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the application of FIN 48 will have on its results of operations and financial condition.

In September 2006, FASB Statement No. 157, “Fair Value Measurements,” was issued by the FASB. This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Statement 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. Currently, over 40 accounting standards within GAAP require (or permit) entities to measure assets and liabilities at fair value. Prior to Statement 157, the methods for measuring fair value were diverse and inconsistent, especially for items that are not actively traded. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to-model value. Statement 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. Under Statement 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, Statement 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is evaluating how SFAS 157 will impact its results of operations and financial position.

In September 2006, Staff Accounting Bulletin issued Interpretation No. 108. This new standard provides guidance in processing of qualifying financial statement misstatements. The staff is aware of diversity in practice. For example, certain registrants do not consider the effects of prior year errors on current financial statements, thereby allowing improper assets or liabilities to remain unadjusted. While these errors may not be material if considered only in relation to the balance sheet, correcting the errors could be material to the current year income statement. Certain registrants have proposed to the staff that allowing these errors to remain on the balance sheet as assets or liabilities in perpetuity is an appropriate application of generally accepted accounting principles. The staff believes that approach is not in the best interest of the users of financial statements. The interpretations in this Staff Accounting Bulletin are being issued to address diversity in practice in qualifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. The Company has adopted this principal to address the qualified financial misstatements and prior period errors.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We may have interest rate exposure to market risk with our cash and cash equivalents. Interest rates on our money market accounts ranged from 5.23% to 5.35% for the quarter ended March 31, 2007 and 3.97% to 5.19% for the year ended December 31, 2006. We invest in high-quality financial instruments, primarily money market funds, federal agency notes, and United States treasury notes, which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure. The effective duration of our portfolio is less than three months, and no security has an effective duration in excess of three months. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.

We sold floating rate convertible debt securities. At March 31, 2007, there was $14.6 million of floating rate debt outstanding which is subject to interest rate risk. Interest rates on our convertible notes payable was 12.35% for the period ended March 31, 2007 and 11.94% to 12.48% for the year ended December 31, 2006. At March 31, 2007, each 100 basis points increase in interest rates relative to these borrowings would impact annual pre-tax earnings approximately $146,000 and our cash flow should we choose to pay this interest in cash in lieu of paying in-kind.

We sold floating rate convertible debt securities that have several derivative features. The value of the derivative features effects our Statement of Operations and Balance Sheet, but there is no effect on our cash flow.

The value of these derivatives fluctuates from period to period until the notes are redeemed or converted. An increase in value of these derivatives will result in us having to record an expense to the Adjustment to Fair Value of Derivatives on the Statement of Operations. Conversely, a decrease in the value of these derivatives will result in us having to record income to the Adjustment to Fair Value of Derivatives on the Statement of Operations.

Foreign Currency Risk

Most of our transactions are conducted in United States dollars, although we do have some development and commercialization agreements with vendors located outside the United States. Transactions under certain of these agreements are conducted in United States dollars. If the exchange rate changed by ten percent, we do not believe that it would have a material impact on our results of operations or cash flows.

Derivative Securities Risk

We sold floating rate convertible debt securities that have several derivative features. Whereas the value of the derivative features effect our “Statement of Operations” and “Balance Sheet”, there is no effect on our cash flow.

The value of these derivatives fluctuate change from period to period, until the notes are redeemed or converted. An increase in value of these derivatives will result in the Company having to record an expense to the Adjustment to Fair Value of Derivatives on the Statement of Operations. Conversely, a decrease in the value of these derivatives will result in the Company having to record income to the Adjustment to Fair Value of Derivatives on the Statement of Operations.

BUSINESS

The following section contains forward-looking statements which involve risks and uncertainties. These statements are often preceded by words such as “intend,” “anticipate,” “believe,” “expect” and similar words. See “Information Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the section “Risk Factors” and elsewhere in this prospectus.

Overview

We are a biopharmaceutical company focused on developing new drugs for the treatment of cardiovascular diseases where the growth of new blood vessels can improve the outcome for patients with these diseases. The active pharmaceutical ingredient (“API”) in our drug candidates is FGF-1141 (formerly called Cardio Vascu-Grow™) and it facilitates the growth of new blood vessels in the heart and other tissues and organs with an impaired vascular system, a process referred to in the scientific community as “angiogenesis.”

In 1994, 1995, and 1998, Dr. Thomas Stegmann, a founder of the Company, tested a protein drug candidate with the same API. A total of 40 patients were treated with a drug containing FGF-1141, pre-clinical work by the Company and others has shown that when FGF-1141 is injected into the hearts of animals with experimentally induced heart disease, new blood vessels grow in the injected areas. We were established in 1998, as a Delaware corporation, to commercialize the results of the clinical research in cardiovascular disease treatment for Severe Coronary Heart Disease (formerly known as No-Option Heart Patients) that Dr. Stegmann performed in the mid-1990s. We entered into an agreement with Dr. Stegmann, dated March 11, 1998 which is superseded by an agreement dated August 16, 2004, whereby Dr. Stegmann granted to us a non-revocable exclusive perpetual right to use, modify, add to, practice and sell the results of Dr. Stegmann’s German clinical trials. Dr. Stegmann will receive a one percent royalty on all sales of drugs formulated with FGF-1141 through December 31, 2013. The grant of rights is perpetual and therefore cannot be terminated by Dr. Stegmann. We have made no royalty payments under this Agreement.

We have never generated revenues. We expect to incur substantial and increasing losses for at least the next several years. We do not expect to generate revenues until the United States Food and Drug Administration (“FDA”) approves one of our drug candidates and we begin marketing it. We expect to continue to invest significant amounts on the development of our drug candidates. We expect to incur significant commercialization costs when we recruit a domestic sales force. We also plan to continue to invest in research and development for additional applications of FGF-1141 and to develop new drug delivery technologies. Accordingly, we will need to generate significant revenues to achieve and then maintain profitability.

Most of our expenditures to date have been for research and development activities and general and administrative expenses. We conduct research to identify and evaluate medical indications that may benefit from our protein drug candidates. When, in our opinion, the evidence and results of our research warrant, a potential new drug candidate is graduated from research to development. We classify our research and development into two major classifications: pre-clinical and clinical. Pre-clinical activities include product analysis and development, primarily animal efficacy and animal toxicity studies. Clinical activities include FDA (or other countries’ equivalent regulatory agencies) Investigational New Drug (“IND”) submissions, the FDA-authorized trials, and the FDA approval process for commercialization. Research and development expenses represent costs incurred for pre-clinical and clinical activities. We outsource our clinical trials and our manufacturing and development activities to third parties to maximize efficiency and minimize our internal overhead. Manufacturing is outsourced to an affiliated entity. We expense our research and development costs as they are incurred.

These expenses are subject to the risks and uncertainties associated with clinical trials and the FDA review and approval process. As a result, these additional expenses could exceed our estimated amounts, possibly materially. We are uncertain as to what we expect to incur in future research and development costs for our pre-clinical activities as these amounts are subject to the outcome of current pre-clinical activities, management’s continuing assessment of the economics of each individual research and development project and the internal competition for project funding.

General and administrative expenses consist primarily of personnel and related expenses and general corporate activities, and through the end of December 31, 2006, have focused primarily on the activities of administrative support, marketing, intellectual property rights, corporate compliance and preparing us to be a public company. We anticipate that general and administrative expenses will increase as a result of the expected expansion of our operations, facilities and other activities associated with the planned expansion of our business, together with the additional costs associated with operating as a public company. We will incur sales and marketing expenses as we build our sales force and marketing capabilities for our drug candidates, subject to receiving required regulatory approvals. We expect these expenses to be material.

Market Opportunity

According to the American Heart Association 2007 Update, coronary heart diseases account for more deaths than any other single cause or group of causes in the United States. The American Heart Association 2007 Update indicates that cardiovascular disease as the underlying cause of death accounted for 36.3% of deaths in 2004 in the United States. We are working on the following drug candidates with FGF-1141 containing API:

FDA Authorized Clinical Trials:

Drug Candidate	Indication
•CVBT-141A	Severe Coronary Heart Disease (“CHD”)—surgical delivery
•CVBT-141B	Dermal Ulcers(Wound Healing)
•CVBT-141C	Peripheral Artery Disease (“PAD”)

Proof of Concept clinical trials:

Drug Candidate	Indication
•CVBT-141D	Disc Ischemia

Pre-Clinical Research and Development:

Drug Candidate	Indication
•CVBT-141E	Lumbar Ischemia
•CVBT-141H	CHD – injection catheter delivery

Drug Candidate CVBT-141A for CHD – surgical delivery

In August 2004 the Company was authorized to proceed with a Phase I clinical trial in CHD. All patients have been enrolled and treated as of October 31 2006. A full study report for this trial will be submitted to the FDA. A Phase II clinical trial protocol is being drafted with input from Kendle, Inc., the clinical contract research organization that will carry out our multi-site, international Phase II trial, including sites in the European Union (“EU”).

Drug Candidate CVBT-141B for Dermal Ulcers

The market for wound healing includes diabetic, bedridden and elderly patients that suffer from wounds, open sores, and diabetic ulcers. According to the U.S. Healthcare Financing Administration (also known as Centers for Medicine and Medicaid Services or “CMS”), approximately 3.0 to 5.0 million patients a year suffer from these maladies. Annual treatment costs in the United States alone are in the range of $5-7 billion. Our IND Application to the FDA has been allowed, and the FDA has authorized us to commence a Phase I clinical trial in patients with diabetes or venous stasis ulcers.

Drug Candidate CVBT-141C for PAD

Peripheral Artery Disease (PAD) is a disease in which the arteries of the leg become blocked, leading, in many cases, to intense pain and suffering for these patients. FGF-1141 has proven to be a potent stimulator for growing new blood vessels in affected areas of the legs of rabbits, thereby providing blood perfusion to the leg. In its most severe form, PAD can lead to extensive tissue loss and gangrene, which, for patients, particularly those suffering from diabetes, results in amputation of the limb. Though many therapies are being developed to treat PAD, there are an increasing number of limb amputations in such patients, many of whom suffer from diabetes. According to the American Heart Association’s 2007, report, there are about 8 million Americans suffering from PAD. We have received authorization from the FDA to initiate a Phase I safety trial in patents with intermittent claudication, a form of PAD.

Research and Development

Our research and development is focused on developing new drug candidates in which FGF-1141 is the API, for the treatment of cardiovascular diseases where the growth of new blood vessels can improve the outcome for patients with these diseases. We conduct research to identify and evaluate medical indications that may benefit from our drug candidates. When, in our opinion, the evidence and results of our research warrant, a potential new drug candidate is graduated from research to development. Each drug candidate follows a similar development pathway. The first step is animal studies. We look for the correct biological response of drug candidates using FGF-1141 in animal models of cardiovascular disease. We also perform toxicity studies where we will look for any expected or unexpected side effects of our drug candidates compared to similar products on the market, if such products exist. Then we will initiate a clinical development program, which will commence with the submission of an IND application to the U.S. FDA. Human studies may begin once the FDA allows the IND to proceed. The Company works with the FDA on a case-by-case basis to determine the extent of clinical testing with each protein product in development.

As of March 31, 2007, we had four scientist employees, eight scientists under contract through a technical support agreement with a related party, and two other individuals involved in research and development activities under contract. Their tasks included overseeing pre-clinical testing, researching other medical uses of FGF-1141 and preparing and filing various regulatory documents with the FDA. In addition, these personnel are responsible for establishing that the quality of each drug candidate used in the clinical trials meets the specifications required by the FDA.

We incurred research and development costs as follow:

	For the Year Ended December 30,			For the Periods Ended March 31,		For the Period from March 11, 1998 (interception) March 31, 2007
	2004	2005	2006	2006 (Unaudited)	2007 (Unaudited)
	(Dollars in thousands)
Research and Development Costs	$2,543	$3,091	$7,135	$1,470	$1,614	$18,227

Our clinical research and development projects to date include:

Clinical Development

(i) Severe Coronary Heart Disease. We have completed the enrollment and treatment of all patients specified in our Phase I clinical trial protocol. A total of 21 patients were treated at six participating U.S. medical centers that were managed by our contract clinical research organization. A full study report for this trial will be submitted to the FDA. We are currently collecting the final safety data at 12 month follow-up visits on our patients who were treated in our Phase I clinical trial. We filed a report with the FDA listing all adverse events or other safety issues observed in this trial up to and including the 12 week follow-up visit of all patients who participated in this trial. We have finalized the development of a clinical protocol for our Phase II study, where we will test our drug candidate in an expanded patient population in both U.S. and foreign clinical trial sites. We have chosen a new clinical research organization, Kendle, to oversee and manage our international Phase II trial.

	For the Years Ended December 31,			For the Periods ended March 31,		For the Period from March 11, 1998 (Inception) to March 31, 2007	Over Next Three Years (Estimate) (Unaudited)
	2004	2005	2006	2006 (Unaudited)	2007 (Unaudited)
	(Dollars in thousands)
Our Clinical Development Spending:
Severe Coronary Heart Disease	$2,543	$2,528	$3,372	$885	$496	$8,940	$30,000

(ii) Wound Healing (Dermal Ulcers). We were authorized by the FDA to conduct clinical testing of our wound healing drug candidate, CVBT-141B, with API, in patients with diabetic foot ulcers or venous stasis leg wounds. This Phase I study in which eight patients will receive either a low or high dose application of our wound healing drug candidate has been initiated at one clinical site located in the Pittsburgh, PA area. As of March 31, 2007, seven patients have been dosed. Previously, we completed animal studies that demonstrated that CVBT-141B was a safe and efficacious agent in healing wounds in diabetic mice. In addition, it was demonstrated that little, if any, of our wound healing drug candidate was absorbed into the blood stream after topical application to the wound surface. Similar absorption studies are being conducted in patients in our Phase I clinical trial.

(iii) Peripheral Artery Disease. Lower extremity Peripheral Artery Disease (PAD) occurs in the blood vessels of the legs and feet. PAD is a progressive disease that involves the hardening and narrowing of the arteries due to a gradual buildup of plaque. PAD of the lower extremities is a major cause of diminished ability to walk, and advanced cases can lead to leg amputation. PAD in the U.S. affects about 8 million patients. An area of research we are exploring is growing new blood vessels with a PAD drug candidate, CVBT-141C that may improve the blood supply to the legs and feet to decrease pain and prevent tissue loss. We are collaborating with a research institute, American Cardiovascular Research Institute (ARCI) that has conducted animal efficacy study for PAD. Injections of our PAD drug candidate were given 3 times a week for a 2-week period into the ischemic leg. Results from these studies demonstrated that the drug candidate caused increased iliac artery blood flow and collateral vessel density and micro vascular development in the legs of the treated animals. Toxicity studies to support an IND application to the FDA have been completed. In addition, a clinical protocol for a PAD Phase I study in PAD patients has been prepared and was submitted to the FDA for their review in July 2006. The Company has received FDA authorization to initiate its Phase I clinical trial in PAD patients suffering from intermittent. Colorado Prevention Center (“CPC”) will be the contracted clinical research organization (“CRO”) that will manage this trial.

(iv) Proof-of-Concept Clinical Trials in Chronic Back Pain.

Lumbar Ischemia. Chronic back pain has recently been linked in published reports to blockage of blood vessels supplying the lower back, leading to a condition referred to as lumbar ischemia. In August 2005, we signed a collaborative research and development agreement with the global clinical contract research organization, bioRASI, which is a part of The Russian Academy of Science. We performed animal toxicity studies to support the safety of its lumbar ischemia drug candidate CVBT-141E for this proof of concept clinical trial. We have initiated a Phase I clinical trial in Russia and Serbia in 2006 to test whether our lumbar ischemia drug candidate, CVBT-141E, can successfully treat chronic back pain. We have completed animal toxicity studies to support the safety of our product for this proof of concept clinical trial. Clinical protocols were submitted to regulatory authorities in Russia and Serbia who have authorized the start of this clinical study in which 32 patients (four groups of 8 patients each) will receive 4 increasing doses of CVBT-141E. The patients will be followed for a decrease in back pain, as determined by standardized back pain questionnaires, as well as increased blood perfusion into their lower back muscles as assessed by magnetic resonance imaging (MRI). The first patient was treated in December 2006 and enrollment of all patients is expected to be completed in 2007. If the results of the proof of concept clinical trial in Russia and Serbia are positive, we plan to then file an IND application with the FDA to allow a Phase I human trial to begin in chronic back pain patients in the U.S.

Disc Ischemia. A second aspect of our clinical program in patients with chronic back pain is to examine the role, if any, that vascular diffusion of the interspinal discs plays in causing back pain. We have contracted for $150,000 per year for a noted orthopedic surgeon, Vance Gardner, M.D., to lead our efforts in this area. We have contracted with the Orthopedic Education and Research Institute of Southern California, of which Dr. Garner is the executive director, to perform a clinical study on approximately 50 patients who reached a point in their treatment where surgery is the suggested option. After institutional review board (IRB) approval of the final protocol, this study referred to above will commence. The study will involve the use of MRI to examine discs for signs of under perfusion and whether this lack of blood flow to one or more discs is a consistent finding in patients with chronic back pain and disc degeneration. We intend to use drug candidate CVBT-141D with FGF-1141 as the API for this indication.

	For the Year Ended December 31,			For the Periods Ended March 31,		For the Period from March 11, 1998 (Inception) to March 31, 2007	Over Next Three Years (Estimate) (Unaudited)
	2004	2005	2006	2006 (Unaudited)	2007 (Unaudited)
	(Dollars in thousands)
Our Other Clinical Development Spending:
Wound Healing (to support an IND submission for this indication to FDA)	$—	$196	$401	$10	$89	$687	$10,700
Peripheral Artery Disease (to support an IND submission for this indication to FDA)	—	146	726	—	310	1,182	11,000
Chronic Back Pain and Lumbar Ischemia (a)	—	9	974	5	285	1,267	10,000

(a)	We anticipate the estimated spending over the next three years on pre-clinical and clinical studies for the Lumbar Ischemia indication if, in our opinion, the results of our pre-clinical studies and proof of concept trial continue to warrant progressing this drug candidate.

Pre-Clinical Research and Development

We are continuing the research to identify and evaluate medical indications that may benefit from our drug candidates. The results of our research, in addition to our evaluation of the market, determine whether we graduate a new drug candidate from research to development.

Bone Disease. We have obtained data from animal experiments that FGF-1 is a strong stimulator of new bone growth when administered in mice. We will now carry out additional experiments in larger animals (sheep) that give responses that are more predictive of the results of similar experiments on human.

Diabetes: We are exploring pre-clinical research in an animal model of diabetes, where we will examine the effect of FGF-1 to stimulate beta-cell production in the pancreas. Beta cells are the insulin-producing cells of the body.

Stroke: We are continuing its research with experimental animal models of both acute and chronic stroke, and we are examining the potential improvement in neurological deficits caused by stroke after treatment with FGF-1.

We plan to continue our research activities in relation to possible indications where the API may show efficacy that would predict therapeutic utility.

Business Strategy

Business Opportunity

The prevalence and cost of cardiovascular disease and stroke in the U.S. is growing. According to American Heart Association 2007 Update, an estimated 80 million American adults have one or more types of cardiovascular disease. The estimate was extrapolated to the U.S. population in 2004 from NHANES (National Health and Nutrition Examination Survey) 1999-2004. We believe there is a significant and growing business opportunity for new drugs that can address cardiovascular diseases and stroke. According to the American Heart Association Heart Disease and Stroke Statistics—2007 Update:

	Medical Durable	Direct Costs(b)	Lost Productivity and Morbidity (In direct Costs)(c)	Total Direct and Indirect Costs
	(Dollars in billions)
Statistical Analysis by American Heart Association:
Estimated healthcare cost in U.S. for cardiovascular diseases and stroke: (a)	$47	$283	$149	$432

(a)	Including heart diseases, coronary heart disease, stroke, hypertensive disease, and heart failure

(b)	Direct costs include hospital, nursing home, physicians/other professionals, drugs/other, medical durables, and home healthcare

(c)	Indirect costs include lost productivity/ morbidity and lost productivity/mortality

We are focusing first on the growth of new blood vessels in patients with coronary heart disease. According to the AHA 2007 Update, $9.2 billion is likely to be spent on drugs that treat coronary heart diseases in 2007. Existing treatments include open heart bypass procedures, balloon angioplasty procedures to open blocked arteries, insertion of stents into blocked arteries and selected drugs including nitrates that dilate the coronary arteries. If the clinical trials continue to be successful, we believe that treatment with our drug candidate CVBT-141A will be able to lower the overall cost of treating coronary heart disease. This analysis reinforces our decision to make the treatment of coronary heart disease the first market for development.

Our goal is to establish our drug candidates as an integral part of the treatment regimen for cardiovascular disease where the growth of new blood vessels can improve the outcome for patients with these diseases.

The key elements of our strategy are:

Obtain Regulatory Approval of Drug Candidates

Our first and primary task is to obtain FDA regulatory approval for our drug candidates. We will continue with our clinical trials until our new drug candidates for Severe CHD, Wound Healing, PAD, and other new drug candidates are approved for commercial sale. At the same time we file for approval in the United States to sell CVBT-141A commercially, we will file for approval to the European Union. We may be required to conduct additional clinical trials to obtain European approval.

Prior to the anticipated drug approval by the FDA, we intend to start the process to register our new drugs with the government and insurance companies’ drug registration payment system in the United States. Most drugs administered to patients in the United States are at least partially reimbursed or paid for by insurance companies, or the United States government. Thus, to achieve commercial success, a drug needs to be registered in the drug payment system to be reimbursable.

Our specific goals for 2007 relative to advancing our product development pipeline are as follows:

•	Complete Phase I, of the Severe Coronary Heart Disease trial.

•	Complete the Wound Healing Phase I trial.

•	Begin Phase II in the Severe Coronary Heart Disease trial.

•	Complete the Peripheral Artery Disease (PAD) Phase I trial.

•	Complete the Proof of Concept trial for Lumbar Ischemia and Disc Ischemia.

•	Conduct research to understand whether FGF-1141 can trigger the growth of new beta cells for insulin production in diabetics.

•	Obtain FDA authorization and begin our Phase II Wound Healing Trial.

•	Conduct research to understand whether Catheter delivery of FGF-1141 can trigger angiogenesis in the ischemic heart.

Establish Marketing, Sales and Distribution

As we approach the drug registration process for each of our drug candidates, we intend to start implementing our marketing program for the relevant drug candidates. We may enter into a marketing arrangement with a partner in the United States and/or Europe between now and the time of such approval. However, assuming we have no marketing and distribution partner, we are currently in the process of developing an internal marketing and sales program. In that regard, we have entered into a distribution agreement with Cardio Phage International (“CPI”), an affiliated Bahamas corporation, to handle future distribution of our approved drugs and any other products which we might license to CPI. CPI’s territory is limited to areas other than the United States, Canada, Europe, Japan, the Republic of Korea, China and Taiwan. We have made no payments to, or received payments from, CPI and do not anticipate any such payments in the near future. Pursuant to this agreement, CPI is obligated to pay us an amount equal to 50% of its gross revenues from sales of our products after deducting CPI’s direct and certain indirect costs. This agreement has a term of 99 years. In addition, we have entered into an agreement with Korea Biotechnology Development Co., Ltd., or KBDC, an affiliated company, to commercialize, manufacture and sell our products for a period of 99 years in all of Korea, China and Taiwan. As part of that transaction, KBDC arranged for the purchase of 8,750,000 of our shares of common stock for $3,602,000. KBDC also agreed to fund all of the regulatory approval process in Korea for any of our products. KBDC will pay a royalty to us equal to ten percent of its net revenues from the sale of our products.

Customer Motivation

We believe there are four categories of customers for our drug candidates: the patient, the patient’s doctor, the hospital, and the payer. We believe the payer is almost as important as the patient and his or her doctor. Other than the patient, the payer for a medical treatment can be a government agency, an insurance company, an HMO plan or a self-insured business. We believe that acceptance of a new medical treatment option will succeed more rapidly if the payers support that treatment. Therefore, we plan to address the motivation our treatment offers with those who pay the bills for the treatment.

The important considerations of the payer are quality of care and medical costs in the form of the price of drugs and services. We believe CVBT-141A could significantly lower the cost of treating some coronary and other vascular diseases and improve quality of care by reducing the need for more invasive cardiac or vascular surgery. We believe CVBT-141B could significantly improve quality of care by potentially closing wounds that other treatments may not be closing.

Severe Coronary Heart Disease

These potential customers are those people whose doctors have informed them that presently there exists no traditional medical treatment for their heart disease condition. These patients’ condition could be the result of having already received heart bypass surgery, the result of a heart transplant, or other medical conditions where traditional medical treatments are not applicable. Based on the results of Dr. Stegmann’s second clinical study in Germany, we believe both potential patients and their doctors should be very interested in our new drug candidate for Severe Coronary Heart Disease, CVBT-141A, containing FGF-1141, as treatment to grow new blood vessels for the human heart around clogged arteries.

Specific Marketing and Sales Plan for our drug candidate for Severe Coronary Heart Disease. We will market our drug candidate for Severe Coronary Heart Disease to the patient community through targeted advertising efforts. Likewise, we will target members of the medical profession who specialize in heart disease. Most of our marketing campaign will involve raising customer awareness in patients, doctors and payers. A person with a heart problem does not have to be sold hard to save his or her life; he or she simply needs to be aware the treatment exists. Our marketing strategy will be based upon the premise that the four customer groups (payers, hospitals, doctors and patients) have different senses of urgency. These factors influence desire to adopt and time for adoption by a given customer group. If our drug candidate for Severe Coronary Heart Disease delivers the benefits we hope to demonstrate, patients’ desire to either live or enjoy an improved quality of life should exert significant demand on doctors and hospitals to provide our drug candidate for Severe Coronary Heart Disease and procedure. If our drug candidate for Severe Coronary Heart Disease delivers the benefits we hope to demonstrate, and if the results of the benefits of the drug include a decrease in the need for, and cost of, repeat angiograms and subsequent treatment for recurrent angina, we then believe the cost savings to payers may exceed the cost of the drug. Then, payers’ desires to save costs and/or improve profits should exert demand on hospitals and doctors to provide our drug candidate for Severe Coronary Heart Disease and procedure. Accordingly, we intend to market our product by creating demand from payers and patients and acceptance from hospitals and doctors.

Specifically, we will (1) market economics and patient care to payers to secure reimbursement agreements, (2) market to the leading cardiac hospitals the economics and patient care in an effort to have the product adopted as “Standard of Care,” which status will aid in marketing to the other cardiac hospitals, (3) market patient care and economics to the doctors, and (4) market a state of well being to patients. We engaged consultants who have studied programs to market to hospitals and patients. We have also conducted conferences across the country, marketing to doctors. We have consultants working on economic models for marketing to payers.

Sales and distribution will be developed concurrently with our primary marketing efforts. We will require a sales staff to cover the major cardiac hospitals and medical groups. We may develop that ourselves or work with other drug distribution channels. If our treatment is accepted by the cardiovascular surgeons, as well as the cardiologists and the hospital administration at the particular location, then the function of our sales and marketing team would be greatly reduced.

In the area of distribution, the drug kit for our drug candidate for Severe Coronary Heart Disease is expected to be about the size of a small lunch box. It can be delivered via overnight shipment. There are some special handling needs and the shipping kit can be constructed to satisfy those requirements.

Specific Marketing and Sales Plan for Our Drug Candidate for Wound Healing. We are currently formulating our sales and marketing plan for our drug candidate for Wound Healing. We anticipate that the strategy may be similar to the strategy for sales and marketing of our drug candidate for Severe Coronary heart Disease.

Facilities

In March 2006, we moved our headquarters and administrative offices to Las Vegas, Nevada. This facility is adequate for anticipated future needs. Our office space in Las Vegas comprises 7,190 square feet for a period of sixty months with a monthly rent of $16,897. In addition we have expanded space of 3,911 square feet for the period of fifty four months with a monthly rent of $9,191. We also have a facility in San Diego with a lab and office space. This space comprises 6,768 square feet and is equipped with wet labs, chemical hoods, and a fully functional vivarium, in which animal efficacy experiments can be performed. The lease is for eighty one months and the monthly rent is $15,228 per month.

Manufacturing

Phage Biotechnology Corporation, an affiliated company (“Phage”), presently manufactures our pharmaceutical products in its new laboratory production facility in San Diego, California, and is currently our sole source of supply. Phage has developed a proprietary manufacturing process to produce protein pharmaceutical products. To date, Phage has manufactured all the clinical doses required for our ongoing and soon to commence Phase I clinical trials and has the manufacturing capacity to provide product for the Phase II and III trials as well. Additionally, we are investigating other outsourced contract manufacturers as a backup to Phage should there ever be any interruption in supply or capacity issues.

We believe Phage’s manufacturing operations are in compliance with regulations mandated by the FDA for Phase 1 and Phase II trials. However, Phage’s current or future facilities would need to be certified as a Good Manufacturing Practice (“GMP”) facility by the FDA in order for it to begin manufacturing commercial quantities of our drug candidates for sale, and there can be no assurance that Phage’s current or future facilities would be so certified. As part of the ongoing clinical trials, the FDA reviewed documentation of Phage’s manufacturing process and quality control systems and the clinical trial was authorized to commence. As part of the federal regulatory approval for CVBT-141A, a facility inspection will occur by the FDA.

For details about our contract with Phage to develop and manufacture our drug candidates see. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments, and. Certain Relationships and Related Transactions and Business—Patents and Proprietary Technology.

Collaboration

We continue to be open to and to evaluate the economic benefits of collaborations on research and development activities for individual or groups of potential new drug candidates in our product pipeline. In this regard, we currently are exploring obtaining commercial rights to human fibroblast growth factor-1 mutants that may have enhanced stability or potency as a therapeutic agent.

Training

The procedure to administer our drug candidate for Severe Coronary Heart Disease is a relatively simple procedure for a cardiac surgeon. The procedure to administer our drug candidate to PAD patients is a relatively simple procedure for a vascular surgeon. Based on discussions with surgeons participating in our current clinical trial, no additional training for surgeons who will administer the drug in the future will be needed. The procedure for administering our drug candidate for Wound Healing is also a relatively simple procedure for healthcare providers of applying a salve to the wound. We believe that no additional training for administering the drug in the future will be needed.

Competition

Currently, we are not aware of anyone injecting a fibroblast growth factor protein into the wall of the heart to stimulate the growth of new blood vessels in Severe Coronary heart Disease. There are a number of companies pursuing a gene-therapy based approach. Mytogen, Inc. acquired from GenVec, Inc. the rights to a gene therapy agent know as “Bio-bypass” and is currently conducting a Phase II trial in 126 patients in Europe. Results from this trial have not yet been announced. We are also aware of several commercial firms active in regenerating blood flow to the heart using cell therapy. We believe most of this research involves gene therapy which may involve more patient risk, as no gene therapy has been approved by the FDA. Other companies, including Sanofi-Aventis and Genzyme, have clinical programs aimed at growing new blood vessels in the legs of diabetics and, again, are using a gene-therapy approach. In the area of wound healing, Genentech, Inc. is performing a Phase II trial in diabetic wound healing, evaluating the protein growth factor vascular endothelial cell growth factor (“VEGF”). In addition, Johnson Johnson has a marketed growth factor product with the name Regranex . See also “Risk Factors—Risks Related to the Company—Competition and technological change may make our products and technology less attractive or obsolete.”

Patents and Proprietary Technology

Cardio entered into a joint patent agreement with Phage as of February 28, 2007. Cardio plans to develop and commercialize therapeutic methods related to the induction of angiogenesis or wound healing by administration of Fibroblast Growth Factor (“FGF”); and, Phage plans to develop and commercialize recombinant DNA methods for producing peptides/proteins. Cardio and Phage entered into a joint patent ownership and license agreement dated as of August 16, 2004, which was later amended and restated as of May 23, 2006 (the “Joint Ownership Agreement”), for consideration the sufficiency of which was acknowledged in each agreement, pursuant to which Phage granted Cardio a 50% ownership interest in certain patents and patents applications listed in the Joint Ownership Agreement, as well as certain future patent rights, and the parties acknowledge that Cardio would have exclusive rights within a defined filed, while Phage would have exclusive rights outside that field. Cardio and Phage now wish to enter a new agreement superseding the Joint Ownership Agreement so as to specify those future patents and patent applications that are to be subject to joint ownership and so as to restate the licenses granted in the Joint Ownership Agreement. Cardio and Phage acknowledge that the jointly owned and cross-licensed rights are key to the parties’ respective plans for development and commercialization and wish to further clarify the parties’ respective rights and provide for continued access to the necessary rights in the event of insolvency. In consideration for the grant of the exclusive right to the patent rights in the field, Cardio shall pay a 6% royalty on the net sales price of finished product to end customer or distributor. The rights and obligations set forth in this agreement shall commence as of the effective date of this Agreement and end upon the later of (a) the expiration of the last to expire Jointly Owned Patent and (b) the abandonment of the last pending Jointly Patent Application.

We entered into this joint ownership arrangement in order to protect us from any issues arising from research that may be conducted by Phage on our behalf that could have possible adverse affects on patentability of findings from this research. Under U.S. patent law, common ownership of patents and patent applications covering related developing technologies provides potential advantages related to patentability of inventions. For example, subject matter developed by Phage that qualifies as prior art only under certain provisions of the Patent Laws would not render obvious (un-patentable) a claimed invention of the Company, where the Phage-developed subject matter and the Company claimed invention were commonly owned.

In addition, at our election, we will either (i) purchase the bulk product from Phage for a price equal to ten percent of our net sales price of the drug product or (ii) pay Phage a six percent royalty on the net sales price of our drug product which is produced by another contract manufacturer or by us. It is our expectation that we will acquire our drug products from Phage; however, we are able to use another contract manufacturer or manufacture it ourselves.

The agreement with Phage has no termination provision and expires on the last to expire of the applicable patent rights involved, currently August 15, 2021, but the agreement will automatically be extended for a period equal to the expiration date of any newly filed patent applications. During the term of the agreement, Phage and we are jointly responsible for filing and maintaining all patents and applications that involve FGF-1141, including splitting related costs.

Under this arrangement, we have an undivided half interest in four issued U.S. patents, one U.S. patent application that is pending, and all foreign patent applications related to the U.S. patents and applications.

We have no joint ownership agreements with any entity that is conducting research on our behalf other than the joint ownership agreement with Phage; however, we might consider engaging in such an arrangement again to protect intellectual property in which we acquire or develop an interest.

We require our employees to execute confidentiality agreements in connection with their employment with us. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all intellectual property beneficial to us or conceived using our property or which relates to our business. Phage follows similar policies. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Finally, our competitors may independently develop similar technologies. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights, which may entail great expense.

The biopharmaceutical industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. While we make an effort to ensure that our products do not infringe other parties’ patents and proprietary rights, our products and methods may be covered by United States patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

On March 20, 2006, we granted a security interest in our patents and patent applications and trade marks and trade mark applications to Promethean Asset Management L.L.C. (“Promethean”), acting on behalf of HFTP Investment L.L.C., Gaia Offshore Master Fund, Ltd., Caerus Fund, Ltd., and Leonardo, L.P. in connection with the purchase of senior secured notes in an original aggregate principal amount of $20,000,000.

Allowance of New Patent – Injection of FGF-1

The U.S. Patent and Trademark Office allowed our patent application entitled, “Method of Producing Biologically Active Human Acidic Fibroblast Growth Factor and its Use in Promoting Angiogenesis” for the injection of Acidic Fibroblast Growth Factor (FGF-1) into the human heart. This patent describes the technology to produce human FGF-1, its delivery via direct injection into the heart muscle, and the therapeutic utility of this protein in the heart as an agent to stimulate new blood vessel growth, a process called angiogenesis.

Patents

Below are tables of U.S. and international patents and patent applications that have been filed or issued, and which are the subject of a joint ownership agreement with Phage. The intellectual property included in the tables below is important to our business as it may improve our competitive advantage.

U.S. Patents

HOLDER	PATENT	PATENT NUMBER	ISSUE DATE
CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	6,268,178	July 31, 2001

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	6,794,162	September 21, 2004

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	6,773,899	August 10, 2004

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Method of Producing Biologically Active Human Acidic Fibroblast Growth Factor and its Use in Promoting Angiogenesis	6,642,026	November 4, 2003

Foreign Patents

HOLDER	COUNTRY	PATENT	PATENT NUMBER	ISSUE DATE
CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Austria	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Belgium	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Switzerland	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Germany	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	France	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	United Kingdom	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Ireland	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Liechtenstein	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005

U.S. Patent Applications

HOLDER	PATENT	APPLICATION NUMBER	APPLICATION DATE
CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Method of Producing Biologically Active Human Acidic Fibroblast Growth Factor and its Use in Promoting Angiogenesis	10/649,480	August 27, 2003

Foreign Patent Applications

HOLDER	TERRITORY	PATENT	APPLICATION NUMBER	APPLICATION DATE
CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Japan	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	2000620108	May 24, 2000
CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Australia	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	2001 284914	August 15, 2001
CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Canada	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	2419203	August 15, 2001
CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Europe	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	01964014.3	August 15, 2001

HOLDER	TERRITORY	PATENT	APPLICATION NUMBER	APPLICATION DATE
CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Japan	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	2002-519596	August 15, 2001

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Korea	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	2003-7002240	August 15, 2001

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Australia	Method of Producing Biologically Active Human Acidic Fibroblast Growth Factor and its Use in Promoting Angiogenesis	2001 288256	August 15, 2001

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Canada	Method of Producing Biologically Active Human Acidic Fibroblast Growth Factor and its Use in Promoting Angiogenesis	2419338	August 15, 2001

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Europe	Method of Producing Biologically Active Human Acidic Fibroblast Growth Factor and its Use in Promoting Angiogenesis	01967977.8	August 15, 2001

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Japan	Method of Producing Biologically Active Human Acidic Fibroblast Growth Factor and its Use in Promoting Angiogenesis	2002-519599	August 15, 2001

CardioVascular BioTherapeutics, Inc./ Phage Biotechnology Corporation	Korea	Method of Producing Biologically Active Human Acidic Fibroblast Growth Factor and its Use in Promoting Angiogenesis	2003-7002239	August 15, 2001

Trademarks

Below is a table of U.S. and international trademarks for which applications have been filed or issued. The intellectual property included in the table is important to our business as it may improve our competition advantage.

Trademarks of CardioVascular BioTherapeutics, Inc.

MARK	COUNTRY	CLASS(ES)/ GOODS	APP.NO./ APP.DATE	REG NO./ REGDATE	STATUS
CARDIO VASCU-GROW	U.S.	5:Pharmaceutical compositions for use in revascularization of the heart	78/163,385 9-12-02		Pending

CARDIO VASCU-GROW	Australia	5:Pharmaceutical, veterinary and sanitary preparations including pharmaceutical compositions for use in revascularization of the heart	102091 9-16-04	1020901 5-18-05	Registered

CARDIO VASCU-GROW	Canada	5:Pharmaceutical compositions for use in revascularization of the heart	1231007 9-16-04		Pending Published

CARDIO VASCU-GROW	European Community	5:Pharmaceutical compositions for use in revascularization of the heart	1021658 12-21-98	1021658 3-17-00	Registered

CARDIO VASCU-GROW	Japan	5:Pharmaceutical compositions for use in revascularization of the heart	110528 12-24-98	4414864 9-8-00	Registered

CARDIO VASCU-GROW	Liechtenstein	5:Pharmaceutical compositions for use in revascularization of the heart	13362 9-22-04	136362 12-6-04	Registered

CARDIO VASCU-GROW	Mexico

5:Pharmaceutical and veterinary preparations; sanitary preparations for medical purposes; dietetic substances adapted for medical use, food for babies; plasters, materials for dressing; materials for stopping teeth, dental wax, disinfectants; preparations for destroying vermin; fungicides, herbicides

			0678039 9-22-04	865969 1-27-05	Registered

CARDIO VASCU-GROW	Monaco	5:Pharmaceutical compositions for use in revascularization of the heart	24747 9-22-04	0424307 11-30-04	Registered

CARDIO VASCU-GROW	New Zealand	5:Pharmaceutical compositions for use in revascularization of the heart	718571 9-16-04	718571 3-17-05	Registered

CARDIO VASCU-GROW	Switzerland	5:Pharmaceutical compositions for use in revascularization of the heart	56235/2004 9-16-04	527625 11-11-04	Registered

DR. STEGMANN CARDIO-REVASCULARIZATION	European Community	42: Medical services; medical clinics	1021591 12/21/98	1021591 3-17-00	Registered

VASCU-FLOW	European Community	5:Pharmaceutical compositions for use in revascularization of the heart	1023340 12-21-98	1023340 3-17-00	Registered

VASCU-GROW	European Community	5:Pharmaceutical compositions for use in growing new blood vessels	1021724 12-21-98	1021724 3-17-00	Registered

VASCU-GROW	Japan	5:Pharmaceutical compositions for use in growing new blood vessels	110527/1998 12-24-98	4414863 9-8-00	Registered

Government Regulation

Regulation by government authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of products such as ours and in our ongoing research and product development activities. As noted above, our drug candidates will require regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous pre-clinical studies and clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal and state statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage and record keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent substantial compliance with appropriate federal and state statutes and regulations require the expenditure of substantial time and financial resources.

Pre-clinical studies are generally conducted in laboratory animals to evaluate the potential safety and the efficacy of a product. Drug developers submit the results of pre-clinical studies to the FDA as a part of an investigative new drug application (IND), which must be approved before clinical trials in humans may begin. Typically, clinical evaluation involves a time consuming and costly three-phase process.

Phase I	Clinical trials are conducted with a small number of subjects to determine the early safety profile, maximum tolerated dose and pharmacokinetics of the product in human volunteers.

Phase II	Clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety.

Phase III	Large scale, multi-center, comparative trials are conducted with patients afflicted with a target disease in order to provide enough data to demonstrate with substantial evidence the efficacy and safety required by the FDA.

The FDA monitors the progress of clinical trials that are conducted in the United States and may, at its discretion, re-evaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient.

Once Phase III trials are completed, drug developers submit the results of pre-clinical studies and clinical trials to the FDA in the form of a new drug application (NDA) or a biologics licensing application (BLA) for approval to commence commercial sales. Currently, all current and planned drug candidates containing FGF-1141 are designated as biologics and will be required to file a BLA, which has, as one of its approval components, an FDA inspection of the manufacturing facility producing the biologic. Following review of the clinical data and the facility inspection, the FDA may grant marketing approval, request additional information or deny the application if the FDA determines that the application does not meet regulatory approval criteria. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications, which may impair commercialization of the product. Similar regulatory procedures must also be complied with in countries outside the United States.

If the FDA approves an NDA or BLA, the product becomes available for physicians to prescribe in the United States. Once approval for marketing has been granted, the FDA encourages health professionals to report significant adverse events. The FDA may request additional clinical studies, known as Phase IV, to evaluate product safety effects.

In addition to studies required by the FDA after approval, a drug developer may conduct other trials and studies to explore use of the approved compound for treatment of new indications. The purpose of these trials and studies and related publications is to broaden the application and use of the drug and its acceptance in the medical community.

Approvals Outside the United States

We will have to complete an approval process similar to that in the United States in virtually every foreign target market for our products in order to commercialize our product candidates in those countries. The approval procedure and the time required for approval vary from country to country and may involve additional testing. Foreign approvals may not be granted on a timely basis, or at all. In addition, regulatory approval of prices is required in most countries other than the United States. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us.

10 Year Market Protection for Innovative Biologics in the EU

Innovative medicinal products that have been authorized in the European Union in accordance with the Community Code on Medicinal Products (Directive 2001/83/EC as amended by Directive 2004/27/EC) benefit from a period of 10 years’ market protection. The 10 year market protection period means that generic products or biosimilar products authorized according to the centralized procedure cannot be placed on the market until 10 years have elapsed from the initial marketing authorization of the innovative reference product. This may be extended by one year, for a total of 11 years, if, during the first eight years following authorization, the marketing authorization holder is granted an authorization for one or more new therapeutic indications for the medicinal product which are considered to bring a significant clinical benefit in comparison with existing therapies. Where appropriate, we intend to take advantage of this opportunity.

Fast Track Designations

Congress enacted the Food and Drug Administration Modernization Act of 1997, in part, to ensure the timely availability of safe and effective drugs, biologics and medical devices by expediting the FDA review process for new products. The Food and Drug Administration Modernization Act establishes a statutory program for the approval of so-called fast track products. The new law defines a fast track product as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for such a condition. Under the new fast track program, the sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast track product at any time during clinical development of the product. Fast track designation provides an expedited review of a product, which accelerates FDA review.

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a new drug application. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the indication for which it has orphan drug designation, the product is entitled to orphan exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication except in very limited circumstances, for seven years. Where appropriate, we intend to avail ourselves of this opportunity.

Employees and Other Personnel

As of March 31, 2007, we had a total of twenty seven employees, twenty five of whom were full-time. Four of the twenty five full-time employees are in research and development, and twenty one are in operations and administration. We had a total of eight independent contractors or subcontractor personnel through a technical support agreement with a related party in clinical research and development and four contractors in operation and administration. None of our employees are represented by a labor union, and we believe we have good employee relations.

Description of Property

In March 2006, we moved our headquarters and administrative offices to Las Vegas, Nevada. This facility is adequate for anticipated future needs. Our office space in Las Vegas comprises 7,190 square and for the period of sixty months with a monthly base rent of $16,897. In addition we have expanded space of 3,911 square feet for the period of fifty four months with a monthly rent of $9,191. We also have a facility in San Diego with a lab and office space. This space comprises 6,768 square feet and is equipped with wet labs, chemical hoods, and a fully functional vivarium, in which animal efficacy experiments can be performed. The lease is for eighty one months and the monthly rent is $15,228 per month.

Legal Proceedings

We are not a party to any litigation, nor are there any pending legal proceedings at this time.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Price Range of Common Stock

Our Common Stock trades on the OTC Bulletin Board (symbol: CVBT.OB). Our Common Stock did not trade during fiscal year 2004. The following table sets forth, for the periods indicated, in dollars per share, the high and low bid prices of the common stock as reported on the OTC Bulletin Board for each quarter during 2005 and 2006.

	2005			2006
	High	Low	Close	High	Low	Close
First quarter	$15.20	$12.40	$11.00	$9.00	$4.26	$7.80
Second quarter	11.00	4.25	7.60	8.02	4.10	4.40
Third quarter	10.70	5.75	8.80	4.45	2.62	2.76
Fourth quarter	8.70	3.85	4.55	2.79	1.10	1.48

Approximate Number of Equity Security Holders

We have one class of common stock outstanding as of December 31, 2006: common stock with a par value of $0.001. There are approximately 191 shareholders of record as of June 20, 2007 and approximately 3,619 shareholders who hold their shares in “nominee” or “street” name at a bank or brokerage firm.

Dividend Policy

Since our incorporation, we have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Additionally, on March 20, 2006, we completed the Private Placement of $20,000,000 of senior secured notes together with warrants to purchase 705,882 shares of the our common stock. On May 21, 2007 the aggregate number of shares acquirable upon exercise of such warrants increased to 5,999,997. Pursuant to the terms of this transaction, from March 20, 2006 until the first date on which there are no notes outstanding, we have certain restrictions on the payment of dividends or distributions, whether in cash, stock, equity securities or property.

MANAGEMENT

The following table sets forth information concerning our executive officers and directors as of June 20, 2007:

Name	Age	Position
Daniel C. Montano	58	Chairman of the Board, Co-President, Chief Executive Officer and Co-Founder
Grant Gordon	45	Vice Chairman of the Board and Co-Founder
Thomas Stegmann, M.D.	60	Co-Founder, Co-President, Chief Medical Officer and Director
Wolfgang Priemer, Ph.D.	67	Director and Co-Founder
Mickael A. Flaa	54	Vice President, Chief Financial Officer
John (Jack) W. Jacobs, Ph.D.	57	Vice President, Chief Operating Officer and Chief Scientific Officer
Gary A. Abromovitz	64	Director
Thomas L. Ingram	53	Director
Robert Levin	75	Director
Joong Ki Baik	52	Director

Directors and Executive Officers

Daniel C. Montano is a co-founder of the Company and has been Chairman of the Board, Co-President and Chief Executive Officer since 1998. Mr. Montano is also currently the Chairman of the Board, President and Chief Executive Officer of Phage Biotechnology Corporation, a private biotechnology company which manufactures recombinant protein drugs and is the supplier of the Company’s drug candidates. Mr. Montano was engaged in the securities, investment banking and venture capital business for approximately 30 years ending in 1998. From 1981 until 2004, Mr. Montano was also a member of the Board of Directors of Helen of Troy Limited, a corporation whose shares are publicly traded. He received his MBA from the University of Southern California and his undergraduate degree from California State University, Los Angeles.

Grant Gordon became one of the Company’s co-founders in 1998, has been a director since February 2005, and currently serves as Vice Chairman of the Board. Since September, 1987, Mr. Gordon has been a Principal of GHL Financial Services Ltd., an international financial services group registered in the British Virgin Islands (“GHL”). GHL provided seed and capital for the Company in the form of Common and Preferred stock and the series one and two convertible notes.

Thomas Stegmann, M.D. is a co-founder and director and has served as Chief Medical Officer since 1998 and was appointed Co-President in October 2006. Dr. Stegmann is a professor of surgery and from December 1984 to December 2005, he held the position of Professor of Surgery and Director of the Department for Thoracic and Cardiovascular Surgery at the Fulda Medical Center in Germany and is also a member of the faculty of Hannover Medical School in Germany. Dr. Stegmann is the cardiac surgeon who pioneered the procedure upon which CVBT is founded. He received his medical degree summa cum laude from Heidelberg University, Heidelberg, Germany. Dr. Stegmann has published more than 200 scientific papers in international journals. He also is a member of international societies and associations in the cardiovascular area. Additionally, Dr. Stegmann has been awarded the “Rudolf-Nissen-Memorial-Prize” by the German Society for Thoracic and Cardiovascular Surgery (1982). He also has the privileged distinction to be an Honorary Member of the “Rideau Institute of Canada”. He authored the book: New Vessels for the Heart (2004).

Wolfgang Priemer, Ph.D. is a co-founder of the Company and has been a director since the Company was incorporated. For the past eight years, he has been a private venture capitalist, specializing in life sciences, biotechnology, and advanced technology businesses. Prior to that, since 1969 he had been an executive officer of several companies in Europe. Dr. Priemer received his Masters Degree in Industrial Engineering and Business Administration from the University of Darmstadt and his Ph.D. in Marketing from the University of Fribourg, Switzerland.

Mickael A. Flaa was elected to the Board of Directors in February 2005 and has served as Vice President and Chief Financial Officer since June 2003 on a consultancy basis. Mr. Flaa also serves in similar offices with Phage Biotechnology Corporation. He served as Interim Chief Financial Officer on a consulting basis for Breakaway Solutions, Inc., a public company, from February 2001 to 2002. From October 2000 to March 2002, Mr. Flaa served on the Board of Directors of UniCapital Corporation, a public company. From January 1999 to March 2000, he served as Chief Financial Officer and was a member of the Board of Directors for Sunbelt Integrated Trade Services, Inc. From May 1977 to January 1999, Mr. Flaa held various management positions with KPMG Peat Marwick LLP and in 1990 was elected to partnership. He is a member of the Board of Directors of Gestalt, LLC. Mr. Flaa received his undergraduate degree from Central Washington University.

John (Jack) W. Jacobs, Ph.D. was elected to the Board of Directors in February 2005 and has served as Vice President, Chief Scientific Officer and Chief Operating Officer since April 2000. Dr. Jacobs also serves in similar offices with Phage Biotechnology Corporation. From September 1989 to April 2000, Dr. Jacobs was Director of Basic Research at the Hitachi Chemical Research Center in Irvine, California. At the same time, Dr. Jacobs was a Professor (adjunct) of Biological Chemistry at University of California,

Irvine’s College of Medicine. Prior to joining Hitachi, from December 1984 to September 1989, Dr. Jacobs worked for Merck & Co. Inc. as the head of its Department of Biological Chemistry at the Merck Sharp & Dohm Research Laboratories in West Point, Pennsylvania. From August 1981 to December 1984, he served as Assistant Professor of Medicine and Biochemistry at the University of Texas Health Center. Dr. Jacobs received his Ph.D. in molecular biology from the Washington University School of Medicine in 1978 in St. Louis, Missouri, and his undergraduate degree in Chemistry from Davidson College. He devotes a sufficient amount of his business time to satisfy all of his duties to the Company and the balance to Phage Biotechnology Corporation.

Gary B. Abromovitz was elected to the Board of Directors in February 2005. He is the Lead Independent Director and Chairman of the Audit, Compensation and Corporate Governance Committees and serves as a member of the European Compliance Committee. He is an attorney and has acted as a consultant to several law firms specializing in the area of trade secrets, unfair competition and business matters. He has been active in various real estate development and acquisitions for over 30 years in Arizona and California with experience in the areas of industrial buildings, medical offices, commercial, residential and historic properties. Mr. Abromovitz is Deputy Chairman of the Board and Lead Director of Helen of Troy Limited, a public company listed on the Nasdaq exchange, trading under the ticker symbol HELE and a leader in the personal care products market worldwide. Mr. Abromovitz is past Chair and current member of the Audit Committee; Chairman of the Compensation Committee and Chairman of the Nominating and Governance Committee. He has been a director of Helen of Troy Limited since 1990. Mr. Abromovitz is also a Director of HOT Nevada, Inc., Helen of Troy Limited Barbados and is Deputy Chairman of the Board of Helen of Troy Nevada Corporation, which are subsidiaries of Helen of Troy Limited.

Thomas L. Ingram was elected to the Board of Directors in February 2005. For more than 10 years, Mr. Ingram has been a private investor focusing on real estate, small businesses and securities transactions. From 1982 to 1997, he had various positions at Troster Singer (a securities broker-dealer), including Head Over-the-Counter Trader/Office Manager from 1984 to 1997. He holds a B.S. in Business and Finance from Pepperdine University.

Robert Levin was elected to the Board of Directors in February 2005. Mr. Levin has been a retired businessman and investor since 1992. For the 30 years prior to that, he owned and operated a major recreational vehicle sales and service company in Southern California.

Joong Ki Baik was elected to the Board of Directors in February 2005. Since July 2000, Mr. Baik has been Chief Executive Officer of Seoul Angels Group Inc., which raises venture capital funds for Korean companies. Since December 2000, he has also been Chief Executive Officer of Korea Bio-Development Corporation, which is involved in consulting and investing in Asian bio-ventures. From June 1997 to July 2000, he was the Executive Director of the Economic Research Department of the Korea Chamber of Commerce and Industry. From October 1978 to March 1998, he served as a researcher of economic and industrial trends for the Korea Chamber of Commerce and Industry. Prior to that, he worked at the Korea Exchange Bank. He has Masters Degrees in Economics from Yonsei University in Korea and the University of York in England.

Senior Management

Kenneth A. Thomas, Ph.D., Vice President—Research and Development, age 60. Dr. Thomas brings to the Company over two decades of experience at the Merck Research Laboratories in scientific research and pharmaceutical development of therapeutic proteins and small molecule enzyme inhibitors. His scientific and managerial expertise includes the areas of biological chemistry, molecular biology, cell biology and animal pharmacology spanning cardiology, endocrinology, dermatology, ophthalmology and oncology. He has served on The Journal of Biological Chemistry editorial board, co-organized national and international meetings on growth factors, angiogenesis, protein kinases and signal transduction, and has over 90 publications and has secured 40 issued patents. Dr. Thomas received a B.S. degree in Chemistry from the University of Delaware and a Ph.D. in Biochemistry from Duke University followed by postdoctoral fellowships at the National Institutes of Health and Washington University in St. Louis.

Michael Norris, Vice President—Corporate Development, age 51. A 23-year industry veteran and a leader in strategic and operational strategy, Mr. Norris joined the Company from Digitas, Inc., one of the world’s largest marketing services organizations where he served as Vice President of Strategy, Enablement and Measurement. While at Digitas, Mr. Norris served as the principal in managing the company’s growing relationship with Microsoft from strategy to market execution over a five-year period. In addition to his work with Microsoft, Mr. Norris has worked with Xerox, the Associates, American Century, JC Penney Insurance and Williams-Sonoma. Prior to joining Digitas, Mr. Norris served as a Senior Manager at KPMG Consulting, and was CEO of MedQuest, a diagnostic imaging software company. Mr. Norris holds BS and MS degrees in Electrical Engineering from the University of Illinois, Urbana, and an MBA from the University of St. Thomas, Houston, Texas.

Seth Horn, CPA, Vice President—Corporate Controller, age 52. Mr. Horn has 28 years of experience in financial management, corporate banking and management consulting. Since 1995, Mr. Horn has been the CFO or controller for six publicly traded companies focusing on issues of financial reporting, corporate finance, and operations. Previously, Mr. Horn was a Managing Director at General Capital, an Investment Banking and Management Consulting firm specializing in corporate finance and strategic partnering for small publicly traded companies. Mr. Horn is a CPA and holds a BS degree in Accounting from the Pennsylvania State University.

Vincent J. Roth, Esquire, General Counsel and Vice President—Human Resources, age 39. Having provided legal services in the high-technology, healthcare, entertainment and real estate industries, Mr. Roth joined the Company from Lantronix, Inc., a public company where he served as Deputy General Counsel handling corporate and securities matters. Prior to this, Mr. Roth served as General Counsel, Vice President and Secretary for Myrient, Inc., a public company where he managed the legal department and human resources department. In addition to transactional practice, Mr. Roth has litigation experience having served as counsel-of-record on a dozen cases. Before practicing law, Mr. Roth worked in healthcare management, the last position of which was as Contract Administrator for a medical group where he negotiated and drafted contracts with healthcare providers. Mr. Roth received an LL.M. in Business and Corporate Law from the University of San Diego, a Juris Doctor and MBA from Temple University, a Master of Liberal Arts in Sociology from the University of Pennsylvania and a BBA in Marketing and Human Resource Administration from Temple University. In addition to his degrees, he was awarded three master certificates.

Control Group

Daniel C. Montano, Thomas Stegmann, Grant Gordon, Wolfgang Priemer, and Joong-Ki Baik (the “Control Group”) hold, in the aggregate, approximately 62.22% as of June 20, 2007, of our voting power and they, as well as their designees, will continue to comprise a majority of our Board. They entered into a Controlling Stockholders Agreement on August 30, 2004, later amended on April 13, 2006, agreeing to vote their shares together. They have filed a Schedule 13D with the SEC to report their holding of our Common Stock as a group. As a result, we will not have a majority of independent directors on our Board and plan to continue with a majority of directors that include members of the Control Group or its designees. In addition, directors who are members or designees of the Control Group will continue to oversee the director nomination and executive compensation functions.

Board Meetings and Committees

The Board of Directors of the Company held a total of four (4)meetings during the fiscal year ended December 31, 2006; ten (10)in person. Each director is expected to attend each meeting of the Board of Directors and those Committees on which he serves. All incumbent directors attended all the meetings of the Board of Directors held during the fiscal year ending December 31, 2006. All incumbent directors are encouraged to attend the Annual Meeting of Stockholders. All incumbent directors attended the 2006 Annual Meeting of Stockholders. Certain matters were approved by the Board of Directors, or a Committee of the Board of Directors, by unanimous written consent. The Board of Directors has six standing committees, the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nominating Committee, Conflicts Resolution and the European Compliance Committee. The members of our Committees are as follows:

Audit Committee	Compensation Committee	Corporate Governance Committee
Gary B. Abromovitz, Chair Thomas L. Ingram Robert Levin	Gary B. Abromovitz, Chair Thomas L. Ingram Robert Levin	Gary B. Abromovitz, Chair Thomas L. Ingram Robert Levin

Nominating Committee	European Compliance Committee	Conflicts Resolution Committee
Daniel C. Montano, Chair Thomas J. Stegmann, M.D. Wolfgang Priemer, Ph.D.	Wolfgang Priemer, Ph.D., Chair Gary B. Abromovitz	Gary B. Abromovitz, Chair Thomas L. Ingram Robert Levin Thomas J. Stegmann Wolfgang Priemer, Ph.D. Joong Ki Baik

Audit Committee

Pursuant to its charter, the Audit Committee reviews the results and scope of the annual audit and other services provided by our independent accountants, reviews and evaluates our control functions and monitors transactions between our employees, officers and directors and us. We believe that the composition of our audit committee will meet the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002 and SEC rules and regulations.

Compensation Committee

Pursuant to its charter, the Compensation Committee will provide assistance to the Board of Directors by designing, recommending to the Board of Directors for approval and evaluating our compensation plans, policies and programs, especially those regarding executive compensation; review and approve the compensation of our Chief Executive Officer and other officers and directors; and will assist the Board of Directors in producing an annual report on executive compensation for inclusion in our proxy materials in accordance with applicable rules and regulations. We believe that the composition of our Compensation Committee meets the requirements for independence under the Sarbanes-Oxley Act of 2002 and SEC rules and regulations.

Nominating Committee

Pursuant to its charter, the Nominating Committee will nominate persons to serve on the board. None of the members of the Nominating Committee is independent. All are members of the Control Group. Control of the nominating process by the Control Group is an exception to independence requirements. The Control Group has no present intention to turn the nominating process over to independent board members.

Notwithstanding that the Control Group intends to control the nominating process for Board members, the Nominating Committee will consider properly submitted stockholder nominations for candidates for membership on the Board of Directors. In evaluating such nominations, the Nominating Committee will seek to achieve a balance of knowledge, experience and capability on the Board of Directors. In addition, the Nominating Committee expects that members of the Board of Directors should have the highest professional and personal ethics and values; broad experience at the policy-making level in business, government, education, technology or the public interest; be committed to enhancing stockholder value; and have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them to perform responsibly all director duties.

Any stockholder nominations proposed for the Nomination Committee to consider should include the nominee’s name and qualifications for Board membership, and the nominee’s consent to serve. It should be addressed to:

Corporate Secretary

CardioVascular BioTherapeutics, Inc.

1635 Village Center Circle, Suite 250

Las Vegas, Nevada 89134

The Nominating Committee will utilize a variety of methods for identifying and evaluating nominees for director. If vacancies on the Board of Directors are anticipated, or otherwise arise, the Nominating Committee will consider various potential candidates for director. Candidates may come to the attention of the Nominating Committee through current Board members, professional search firms, stockholders or other persons. Candidates will be evaluated at regular or special meetings of the Nominating Committee. As noted above, the Nominating Committee considers properly submitted stockholder nominations for candidates for the Board of Directors to be included in our proxy statement. Following verification of the stockholder status of people proposing candidates, recommendations will be considered together by the Nominating Committee at a meeting prior to the issuance of our proxy statement for the next annual meeting. If materials are provided by the stockholder in connection with the nomination of a director candidate, such materials will be reviewed by the Nominating Committee. As noted above, in evaluating all nominations, the Nominating Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors.

Corporate Governance Committee

Pursuant to its charter, the Corporate Governance Committee will review and recommend corporate governance principles applicable to us, and evaluate board performance.

European Compliance Committee

The European Compliance Committee has been established to monitor the Company’s activities in Europe from the legal, regulatory and tax compliance perspectives.

Conflicts Resolution Committee

The Conflicts Resolution Committee has been established to act on behalf of the Company in discussions with parties for purposes of addressing existing or potential conflicts of interest with affiliated companies such as Phage Biotechnology Corporation (“Phage”) and Cardio Phage International (“CPI”). The committee is comprised of independent directors and directors having no affiliation with Phage or CPI. At any particular time, the needs of Phage, CPI or any other related party could cause one or more of our executive officers to devote such attention at the expense of devoting attention to us. In addition, matters may arise that place the fiduciary duties of these individuals in conflicting positions. Potential and actual conflicts will be resolved by the Conflicts Resolution Committee. Our Board of Directors vests the Conflicts Resolution Committee with the authority to make decisions for the Company with regard to transactions that pose conflicts of interest, which decision will be communicated to and transacted by the officers of the Company.

Director Compensation

The Company’s non-employee directors are reimbursed for their out-of-pocket expenses incurred in connection with attending board and committee meetings. Each Non-Employee Director is paid $5,000 per board meeting.

Each committee member, except for the lead independent director and committee chairs, is paid $1,000 for each committee meeting attended. There is no annual retainer paid to any director. The Chair of the Audit Committee is paid an annual fee of $40,000. The Lead Independent Director presides over Executive Sessions of the Independent Directors, chairs the Compensation and Governance committees and performs the duties required by those positions in addition to his duties as Lead Independent Director. The Lead Independent Director is paid an annual fee of $60,000, but is not paid any additional sum for his role as Chair of the Compensation and Corporate Governance Committees. The Chair of the Company’s European Compliance

Committee is paid an annual fee of $60,000. After the effective date of the initial public offering, and after compliance with all State and Federal securities regulations, each non-employee director received a fully vested option to purchase 50,000 shares of the Company’s Common Stock at the initial public offering price. Three directors, Gary Abromovitz, Robert Levin, and Thomas Ingram, cancelled their stock option shares due to the requirements for Independent Directors of the Alternative Investment Market of the London Stock Exchange (“AIM”). In exchange, the Company granted Gary Abromovitz 32,000 shares of the Company’s common stock and Robert Levin 16,000 shares of the Company’s common stock. Thomas Ingram chose not to receive any shares of the Company’s common stock.

The table below reflects the compensation paid to Non-Employee directors in 2006:

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(f)	All Other Compensation ($) (g)	Total ($)(j)
Gary B. Abromovitz	119,996	—	—	—	—	—	119,996
Thomas I. Ingram	28,500	—	—	—	—	—	28,500
Robert Levin	26,000	—	—	—	—	—	26,000
Dr. Wolfgang Priemer	80,000	—	—	—	—	—	80,000
*Alexander G. Montano	15,000	—	—	—	—	—	15,000
Joong-Ki Baik	20,000	—	—	—	—	—	20,000
Dr. Thomas J. Stegmann	20,000	—	—	—	—	—	20,000
Grant Gordon	40,000	—	—	—	—	—	40,000
Mickael A. Flaa	20,000	—	—	—	—	—	20,000

(b)	Includes director, committee and chair fees paid to non-employee directors. Employees do not receive director fees.

*	On August 28, 2006, Mr. Alexander Montano resigned from the CVBT Board of Directors.

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee (for purposes of this analysis, the “Committee”) of the Board has responsibility for establishing, implementing and continually monitoring adherence with the Company’s compensation philosophy, as described below. The Committee ensures that the total compensation paid to the executive management is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to members of the executive management, including the named executive officers (NEOs), are similar to those provided to other executive officers.

The Committee is empowered to review and approve, or in some cases recommend for the approval of the full Board of Directors, the annual compensation and compensation procedures for the NEOs of the Company: the Chief Executive Officer, the Co-Presidents, the Chief Operating Officer, and Chief Financial Officer. Throughout the registration statement, the individuals who served as the Company’s Chief Executive Officer and Chief Financial Officer during fiscal 2006, as well as the other individuals included in the Summary Compensation Table on page 59, are referred to as the “named executive officers” or “NEOs.”

Philosophy (Objectives of Compensation Program)

The Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior executive management in key positions and that compensation provided to executive management remains competitive relative to the compensation paid to similarly situated executives of the Company’s peer companies. To that end, the Committee believes executive compensation packages provided by the Company to its executives is an important element of compensation, thus, in the future, the Company may include both cash and stock-based compensation that reward performance as measured against established goals.

The Company’s compensation program is designed to attract and retain executive management, motivating them to achieve superior performance, with the ultimate goal of increasing stockholder value over the long term. Executive compensation impacts all employees by setting general levels of compensation and helping to create an environment of goals and expectations. Because the Company believes that the performance of every employee is important to the Company’s success, it is mindful of the effect of executive compensation and incentive programs on all of its employees.

The Company believes that the compensation of the NEOs should reflect their success as a management team, rather than as individuals, in attaining key operating objectives. Such objectives include the growth of sales as the Company moves toward becoming revenue producing, growth of operating earnings and earnings per share and growth or maintenance of market share and long-term competitive advantage, with the ultimate goal of increasing the Company’s stock price. The Company believes that the performance of the NEOs in managing the Company, considered in light of general economic and specific company, industry and competitive conditions, should be the basis for determining their overall compensation. The Company also believes that their compensation should not be based on the short-term performance of the Company’s stock, whether favorable or unfavorable, but rather that the price of the Company’s stock will, in the long-term, reflect its operating performance, and ultimately, the management of the Company by its executives.

What The Company’s Compensation Program is Designed to Reward

The Company’s compensation program is designed to reward contribution to the Company. Regarding most compensation matters, including executive and director compensation, the Company’s management provides recommendations to the Committee. The Committee, however, does not delegate any of its functions to others in setting compensation. The Company does not currently engage any consultant to advise it as to executive and/or director compensation matters.

Stock price performance has not been a factor in determining annual compensation because the price of the Company’s common stock is subject to a variety of factors outside the Company’s control. The Company does not have a formula for allocating between cash and non-cash compensation.

Elements of the Company’s Compensation Plan

For the fiscal year ended December 31, 2006, the principal components of compensation for NEOs were:

•	base salary;

•	limited perquisites.

Compensation Process, Factors Considered, and Determination of Compensation Amounts

Base Salary

The process for determining compensation of NEOs consists of several informal telephonic conferences of the Committee and a minimum of two formal meetings with committee members in attendance. The first formal meeting takes place at the beginning of each year. The second formal meeting generally occurs prior to the end of the second quarter. The Committee reviews the current BioWorld Executive Compensation Report during telephonic meetings and at the first formal meeting. The Chairman of the Committee then briefs senior management and discusses comparisons of the BioWorld data. The Chief Executive Officer may make compensation recommendations to the Committee with respect to the NEOs who report to him. Such executive officers are not present at the time of these deliberations. The Chairman of the Committee then makes compensation recommendations to the Committee with respect to the Chief Executive Officer, who is absent from that meeting. The Committee may accept or adjust such recommendations.

Base salaries are set for the Company’s NEOs at the second meeting of the Committee and presented to the entire Board of Directors at the next regularly scheduled meeting of the Board. Throughout the year, the Committee considers recommendations from management for stock awards to eligible employees.

It is the Committee’s intention to set total executive cash compensation at a level that will attract and retain a strong and motivated leadership team.

Factors considered by the Committee in setting base compensation include:

•	difficulty of achieving desired results in the coming year;

•	value of the executives’ unique skills and capabilities to support long-term performance of the Company;

•	contribution as a member of the executive management team;

•	financial reserves of the Company; and

•	peer group compensation analysis of comparable companies.

In setting base salaries for fiscal year 2006, the Committee reviewed the 2006 BioWorld Executive Compensation Report which examined the compensation of executives in 264 public biotech companies. In addition, the Committee considered each of the factors set forth above and the internal pay equity of its executive officers. Each NEO’s current and prior compensation is considered in setting future compensation. To some extent, the Company’s compensation plan is based on the market and the companies it competes against for executive management.

These elements fit into the Company’s overall compensation objectives by helping to secure the future potential of its operations, facilitating its entry into new markets, providing proper compliance and regulatory guidance, and helping to create a cohesive team. At such time that the Company becomes revenue producing, other compensation components such as long-term equity incentive compensation, retirement and other benefits may be considered.

2004 Stock Plan

The Company’s stock option program is the primary vehicle for offering long-term incentives and rewarding its NEOs and employees. The Company also regards its stock option program as a key retention tool. This is a very important factor in the Committee’s determination of the type of award to grant and the number of underlying shares that are granted in connection with that award. Because of the direct relationship between the value of an option and the market price of the Company’s common stock, it has always believed that granting stock awards is the best method of motivating the NEOs to manage the Company in a manner that is consistent with the interests of the Company and its stockholders. However, because of the evolution of regulatory, tax and accounting treatment of equity incentive programs and because it is important to the Company to retain its NEOs and employees, it is essential to utilize other forms of equity awards as and when the Company may deem necessary.

Bonuses

It is the Committee general philosophy that management is rewarded for its performance. The Committee believes that this is important to aligning its NEOs and promoting teamwork among them. However, since the Company did not generate revenue in 2006 and it believes that the total compensation awarded to the NEOs met its objectives, the Company did not provide performance-based bonuses to executive officers. The Committee reserves the opportunity to award bonuses, even in the formative years of the Company before revenue is generated, if it believes it to be in the best interests of its shareholders.

Perquisites

Company perquisites are limited and not available to all employees. Mr. Montano and Dr. Jacobs are provided health insurance for themselves and family members. Dr. Jacobs is provided with a minimal automobile allowance. Mr. Montano, Dr. Stegmann, Mr. Flaa and Dr. Jacobs are provided with a personal travel benefit for spouses if travel exceeds one week and they choose to bring their spouse on the trip.

Retirement and Other Benefits

The Company offers a 401k plan to its full-time employees. The Company is not obligated to make contributions to the 401k plan. In 2006, the Company did not make any contributions to the 401k plan, though several employees participated in the 401k plan with their own contributions. The Company does not provide pension plans, supplemental executive retirement plans (SERPS), deferred compensation plans, post-retirement health coverage, change in control provisions, golden parachute arrangements, gross-up provisions, termination pay, life insurance benefits, or similar benefits for NEOs or employees. The Committee may consider offering other forms of retirement plans, such as pensions, savings plans or other similar benefits in the future as the Company gets closer to becoming revenue producing.

Summary Named Executive Officer Compensation Table

Out of the four NEOs, two presently serve under the Company’s employment contract. The following table sets forth summary information concerning compensation of the Company’s Chief Executive Officer and each of the other current executive officers during these fiscal years ended December 31, 2006, 2005 and 2004. The Company refers to these persons as its NEOs.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)		Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)[1]	All Other Compensation ($) (i)		Total ($) (j)
Daniel C. Montano(2) President and Chief Executive Officer	2006 2005 2004	480,000 431,538 286,154	0 0 0	0 0 0	0 0 0		0 0 0	0 0 0	0 12,885 0	(2)	480,000 444,423 286,154
Mickael A. Flaa(1)(2) Chief Financial Officer	2006 2005 2004	240,000 260,000 118,000	0 0 0	0 0 0	1,602,500 0 0	(3)	0 0 0	0 0 0	22,861 5,110 0	(2) (2)	1,865,361 265,110 118,000
John W. Jacobs(2)(4) Vice President, Chief Operating Officer and Chief Scientific Officer	2006 2005 2004	240,000 207,787 126,000	0 0 0	0 0 0	0 0 0		0 0 0	0 0 0	6,000 11,162 6,000	(4) (2)(4) (2)	246,000 218,949 132,000
Thomas Stegmann(1)(3)(5) Chief Medical Officer	2006 2005 2004	480,000 379,250 258,000	0 0 0	0 0 0	0 0 0		0 0 0	0 0 0	17,523 32,477 0	(5) (5)	497,523 411,727 258,000

(1)	Mr. Flaa and Dr. Stegmann are not employees. Their compensation is paid in the form of consulting fees.

(2)	Includes travel for spouse of executive directors.

(3)

Warrant, a form of option grant, issued to Mr. Flaa, a non-employee in his capacity as an officer, to purchase 250,000 shares of Common Stock at $10.00 per share, the amount reflects compensation expense calculated using Black-Scholes Model recorded for the warrant as of the date of grant.

(4)	Includes for vehicle allowance

(5)	For tax planning

(h)	The Company currently provides no pension plan compensation.

Warrant Grants in Last Fiscal Year

Pursuant to a compensation arrangement approved by the Board of Directors, warrants to purchase 250,000 shares of Common Stock were issued to the Company’s Chief Financial Officer, Mickael A. Flaa, in 2006 in his capacity as an officer. The following table sets forth information with respect to warrants to purchase Common Stock granted to the Company’s NEOs during the fiscal year ended December 31, 2006.

Warrant Grants in 2006

	Number of Securities Underlying Warrant Granted	Percent of Total Warrants Granted to Officers/ Employees(1)	Exercise Price per Share(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Warrant Term
					5%	10%
Mickael A. Flaa	250,000	100%	$10.00	4/3/2016	$676,345	$2,557,798

(1)	Based on a total of warrants granted to all officers and employees in the fiscal year ended December 31, 2006.

(2)

The exercise price of the warrant is equal to the initial public offering price of $10 as determined by the Company’s Board of Directors and was above the quoted market price of the Company’s stock on the date of grant.

The fair market value of the shares underlying the warrants granted to Michael A. Flaa on April 3, 2006 was $7.80, which was the closing price of March 31, 2006, the day before the date of grant.

Equity Compensation Plan Table

The following table sets forth additional information as of December 31, 2006, about our Common Shares that may be issued upon the exercise of options and other rights under our existing equity compensation plans and arrangements, divided between plans approved by our shareholders and plans or arrangements not submitted to our shareholders for approval. The information includes the number of shares covered by, and the weighted average exercise price of, outstanding options, warrants and other rights and the number of shares remaining available for future grants, excluding the shares to be issued upon exercise of outstanding options, warrants, and other rights.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted- average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders(1)	605,550	(2)	$10.00	4,394,450
Equity compensation plans not approved by security holders	2,305,500		1.14	N/A

Total	2,911,050		$2.98	4,394,450

(1)	2004 Stock Plan.

(2)	As of the date of this table there are no warrants, Stock Appreciation Rights or restricted stock issued under the 2004 Stock Plan.

Outstanding Equity Awards At Fiscal Year-End

	Option awards						Stock Awards
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of securities underlying unexercised options(#) exercisable		Number of securities underlying unexercised options(#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Marketer payout value of unearned shares, units or other rights that have not vested ($)
Daniel C. Montano	—		—	—	$—	—	—	—	—	—
Thomas J. Stegmann	50,000	(1)	—	—	10.00	2/8/2016	—	—	—	—
Mickael A. Flaa	50,000 200,000 250,000	(2) (3) (3)	— — —	— — —	10.00 2.00 10.00	8/15/2015 6/23/2013 4/3/2016	— — —	— — —	— — —	— — —
John W. Jacobs	500,000	(4)	—	—	0.30	1/12/2010	—	—	—	—

(1)	Option award to Dr. Stegmann from the 2004 Stock Plan in his capacity as a director.

(2)	Option award to Mr. Flaa from the 2004 Stock Plan in his capacity as a director.

(3)	Warrant issued to Mr. Flaa in his capacity as an officer.

(4)

On January 1, 2000, John W. Jacobs was originally granted a stock option to purchase 1,000,000 shares of Common Stock of the Issuer. He transferred an option to purchase 500,000 shares of Common Stock of the Issuer to Ellen Simpson on December 1, 2006 without consideration, pursuant to a separation of assets agreement.

RELATED PARTY TRANSACTIONS

The Company is a member of an affiliated group, through common management, which includes Phage Biotechnology Corporation (“Phage”), Cardio Phage International Inc. (“CPI”), Qure Biopharmaceuticals, Inc. (“Qure”), known collectively as the “affiliates.” Daniel C. Montano, John W. Jacobs and Mickael A. Flaa are, respectively, Chairman of the Board/Chief Executive Officer, Chief Operating Officer/Chief Scientific Officer, and Chief Financial Officer of both the Company and Phage. Mr. Flaa and Mr. Jacobs are also on Phage’s board of directors. Daniel C. Montano is a principal stockholder in the Company, Phage, and Qure. The common management of Phage and the Company spend a sufficient amount of their business time to satisfy their duties with each company and the remaining balance to other interests.

The Company’s directors have determined that if any future conflicts of interest arise with affiliated companies such conflicts will be resolved by the Company’s Independent Directors and Directors having no affiliation with the affiliated company in question, through the Conflicts Resolution Committee which is constituted when necessary and is chaired by Gary B. Abromovitz.

The following lists the business activities performed by each affiliate:

•

Phage is a developer of recombinant protein pharmaceuticals; certain of the Company’s officers and directors as of March 31, 2007 control 27% of the outstanding common stock of Phage as of March 31, 2007. As of March 31, 2007, the Company owns 4.3% of the Common Stock of Phage;

•

CPI is a distributor for the future products for both Phage and the Company in locations throughout the world other than North America, Europe, Japan, and, with respect to the Company only, the Republic of Korea, China, and Taiwan. Cardio and Phage each own 43% of CPI and each is able to appoint 45% of CPI’s directors; and

•	Qure was developing commercial medical applications.

During the period from 1999 through 2001, the Company entered into transactions with Qure pursuant to which they paid expenses on the Company’s behalf aggregating $187,600. Qure owns 630,000 shares of the Company’s Common Stock as of March 31, 2007.

Grant Gordon is Vice Chairman of the Board of Directors of the Company and is also a principal of GHL Financial Services Ltd. (“GHL”). GHL and Zimmerman Adams International (“ZAI”) have entered into a sub-placing agreement whereby GHL is to serve as a sub-placing agent to ZAI. Upon funds raised for the Placing from subscribers procured by GHL, in its capacity as sub-placing agent to ZAI, a commission of up to 10% of gross proceeds, based on an estimated Offering Cost of up to $1,545,000 will be payable to GHL.

Administrative Support

Phage provided the Company with administrative support in Phage’s research facility and billed the Company for Phage’s actual costs incurred plus the Company’s pro-rata share (based on costs incurred for the Company as compared to total Phage overhead costs) of Phage’s overhead costs. Payments to Phage for such support for the years ended December 31, 2004, 2005 and 2006, for the three months ended March 31, 2006 and 2007 and the period from March 11, 1998 (inception) to March 31, 2007 were $181,348, $263,922, $144,963, $55,031, $20,643 and $1,181,064, respectively.

License Agreement

Cardio entered into a joint patent agreement with Phage effective as of February 28, 2007 (“Joint Patent Agreement”). Cardio is developing therapeutic methods related to the induction of angiogenesis and wound healing by administration of human Fibroblast Growth Factor (“FGF-1”); and, Phage plans to develop and commercialize recombinant DNA methods for producing peptides/proteins. Cardio and Phage entered into a joint patent ownership and license agreement dated as of August 16, 2004, which was later amended and restated as of May 23, 2006 (the “Joint Ownership Agreement”), for consideration the sufficiency of which was acknowledged in each agreement, pursuant to which Phage granted Cardio a 50% ownership interest in certain patents and patents applications listed in the Joint Ownership Agreement, as well as certain future patent rights, and the parties acknowledge that Cardio would have exclusive rights within a defined field, while Phage would have exclusive rights outside that field. Cardio and Phage entered into the Joint Patent Agreement, which supersedes the Joint Ownership Agreement, so as to specify those future patents and patent applications that are to be subject to joint ownership and so as to restate the licenses granted. Cardio and Phage acknowledged that the jointly owned and cross-licensed rights are key to the parties’ respective plans for development and commercialization and further clarified the parties’ respective rights and provided for continued access to the necessary rights in the event of insolvency. In consideration for the grant of the exclusive rights to the patent rights in the field, Cardio shall pay a 6% royalty to Phage on the net sales price of finished product to end customer or distributor, and for drug product that Phage manufactures for Cardio, Cardio shall pay a 4% royalty on the net sales price. The rights and obligations set forth in this agreement shall commence as of the effective date of this Agreement and end upon the later of (a) the expiration of the last to expire Jointly Owned Patent and (b) the abandonment of the last pending patent application.

Currently it is the Company’s intention to contract with Phage for manufacturing of its drug candidates for the ongoing FDA trials and for further commercial production. However, Cardio has the right to and may choose to use a third party for manufacturing and is exploring additional contract manufacturers for its drug candidates.

Phage has manufactured drugs for Cardio in the United States clinical trials to date and may manufacture them for subsequent trials and commercial production. To date Phage has manufactured three drugs that have been authorized by the FDA to be administered to humans in clinical trials, indicating Phage is capable of manufacturing drug products to acceptable standards for clinical trials.

Furthermore, the Company paid Phage for technical development services and for manufacture of its drug candidates for clinical trials, which Phage provided to the Company at cost. For the years ended December 31, 2004, 2005 and 2006, the three months ended March 31, 2006 and 2007 and the period from March 11, 1998 (inception) to March 31, 2007 payments to Phage relating to such services were $181,936, $578,052, $2,372,817, $326,205, $542,732 and $4,478,553, respectively.

Distribution Agreement

Cardio and Phage have entered into a distribution agreement with CPI, a Bahamian company, to handle future distribution of Cardio drugs and any other products licensed to CPI when available for commercial distribution. CPI’s territory is limited to areas other than the United States, Canada, Europe (defined as the Ural Mountains west including Iceland, excluding Turkey and Cyprus), Japan and, with respect to Cardio only, the Republic of Korea, the Republic of China and Taiwan. Phage and Cardio each own approximately 43% of the CPI outstanding stock and the companies have the right to each appoint 45% of the CPI board. Cardio has made no payments to CPI and does not anticipate making any payments in the near future.

As of December 31, 2003, the Company accounted for its 43% interest in Cardio Phage International (CPI) under the equity method. As of December 31, 2004, the Company’s Statement of Operations includes a loss of $15,000, which represents the Company’s equity in loss on its investment in CPI. The loss reduced the Company’s investment in CPI to zero and, as a consequence, CPI’s ongoing operations will not negatively affect the Company’s future financial results. The Company has no obligation to fund future operating losses nor has any guarantees on any of CPI’s obligations. There is no material difference between Cardio’s carrying value for CPI and underlying equity in CPI’s net assets. There is no quoted market price for CPI’s net assets. There is no quoted market price for CPI’s shares.

Royalty Agreement

The Company has entered into an agreement with Dr. Stegmann, one of its directors, Co-President and the Company’s Chief Medical Officer, whereby the Company will pay Dr. Stegmann a royalty of one percent (1%) of the Company’s net revenue (as defined) from commercial sales of all inventions relating to growth factors in exchange for rights granted to the Company to utilize the results of Dr. Stegmann’s German clinical trials. This agreement terminates on December 31, 2013. The Company has made no payments to Dr. Stegmann under this agreement.

Asia Exclusive Patent License and Distribution Agreement

On December 15, 2000, the Company entered into an agreement, which has been superseded by a new exclusive license agreement dated February 20, 2007, with Korea Biotechnology Development Co., Ltd. (“KBDC”) to commercialize its future products. The Company transferred to KBDC the rights to market its products for 99 years in all of the Republic of Korea, China, and Taiwan. The Company did this by exclusively licensing its patents to KBDC in Korea, China and Taiwan in the field of: any angiogenic or wound healing compositions and methods of use for which the Company has received marketing approval in the United States, Europe or Japan (including in particular, but without limitation, all FGF species, fragments, derivatives and analogs thereof), and methods of making the approved angiogenic or wound healing compositions, including any nucleic acid sequences encoding said compositions and any vectors and/or host cells comprising said nucleic acid sequences. The agreement further provides that any improvements, in the form of modifications to methods, processes, compositions or products, within the license field, are the property of the Company, but shall be within the license granted. The parties shall inform each other in writing of any such improvements.

In exchange, KBDC arranged for the subscription for 8,750,000 of the Company’s shares of Common Stock for $3,602,000 by Cardio Korea Co. Ltd. KBDC agreed to fund all of the regulatory approval process in the Republic of Korea for any of the Company’s products.

In addition, KBDC agreed to pay a royalty of 10% of net revenues to the Company. The royalties will be paid for the life of the joint Patent Ownership Agreement, then nine percent (9%) thereafter. The agreement contemplates the expiration or abandonment of the licensed rights, at which point the royalty paid by KBDC is adjusted. Either party may terminate the agreement for material breach that is uncured 30 days after receipt of written notice.

Daniel C. Montano, the Company’s chairman, owns seventeen percent (17%) of KBDC and is a former member of the KBDC Board of Directors.

Other Related Party Transactions

For the years ended December 31, 2004, 2005, 2006, the three months ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, the Company paid Daniel C. Montano, Chairman of the Board, Co-President and Chief Executive Officer, consulting fees in the amount of $0, $0, $0, $0, $0 and $200,000, respectively.

For the years ended December 31, 2004, 2005, 2006, the three months ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, the Company paid Daniel C. Montano, Chairman of the Board, Co-President and Chief Executive Officer, for employment services in the amount of $286,154, $431,538, $480,000, $129,231, $129,231 and $1,945,379 respectively.

For the years ended December 31, 2004, 2005, 2006, the three months ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, the Company paid Vizier Management Company, Inc., controlled by Daniel C. Montano, Chairman of the Board, Co-President and Chief Executive Officer, consulting fees in the amount of $0, $0, $0, $0, $0 and $116,000, respectively.

The Company paid commissions to GHL, in which Grant Gordon, a director of the Company, is a principal and owns 4.29% of the Company, for the overseas sale of the Company’s convertible notes payable and Preferred Stock. For the years ended December 31, 2004, 2005, 2006, the three months ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, the Company paid GHL $980,000, $15,500, $40,000, $5,000, $20,000 and $2,245,000 respectively.

The Company paid consulting fees to Dr. Thomas Stegmann M.D., the Company’s co-founder and Co-President, to assist in the development process of its products. For the years ended December 31, 2004, 2005 , 2006, the three months ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, the Company paid Dr. Stegmann $258,000, $587,300, $500,000, $125,000, $120,000 and 1,609,300 respectively.

For the years ended December 31, 2004, 2005, 2006, the three months ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, the Company paid Dr. Wolfgang Priemer, the Company’s co-founder, to assist in the development process of its products. The Company paid Dr. Priemer $25,000, $55,500, $80,000, $15,000, $20,000 and $301,555, respectively.

Daniel C. Montano Guaranty

On March 20, 2006, Daniel C. Montano entered into a Guaranty Agreement whereby he guaranteed any and all obligations of the Company resulting from the sale on March 20, 2006 of $20,000,000 of senior secured notes and warrants. The guaranty remains in effect until the first date on which the Company receives revenue from sale of drugs approved by the FDA, provided that on such date the Company is not in default of any of its obligations. Notwithstanding the termination events set forth above, the guaranty terminates upon the payment in full of the notes or conversion of the notes into the Company’s common stock.

Phage Lease Guaranty

The Company entered into a Standard Lease Guaranty (the “Lease Guaranty”) dated March 15, 2006 of the Standard Industrial Net Lease dated March 15, 2006, entered into by Canta Rana Ranch, L.P., a California limited partnership and Phage, an affiliated private biotechnology company that manufactures recombinant protein drugs for the Company (the “Lease Agreement”). Pursuant to the Lease Guaranty, the Company guarantees full performance of all of Phage’s obligations under the Lease Agreement. This guaranty was terminated on May 23, 2007, whereby the Company was released from these obligations.

In exchange for the Company’s guarantee of the Lease Agreement, Phage entered into an Indemnity and Reimbursement Agreement dated as of March 15, 2006 (the “Indemnity Agreement”) under which it paid the Company certain guarantee fees.

The lease guarantee is irrevocably released when Phage provides to Canta Rana Ranch, L.P. a bank statement showing $5,000,000 in cash in the bank.

This Indemnity Agreement also terminated on May 23, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to beneficial ownership of the Company’s Common Stock as of June 20, 2007 by: (i) each person known by the Company to be the beneficial owner of more than 5% of the Company’s Common Stock, (ii) by each director, (iii) by each of the Company’s NEOs and (iv) all directors and executive officers as a group. Except as otherwise indicated, the address for each person is 1635 Village Center Circle, Suite 250, Las Vegas, Nevada 89134. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated in the footnotes to the table, and subject to community property laws, where applicable, the persons and entities identified in the table below have sole voting and investment power with respect to all shares beneficially owned. The number of shares of Common Stock outstanding used in calculating the percentage for each listed person includes shares of Common Stock underlying options or warrants held by such person that are exercisable within 60 calendar days of June 20, 2007 but excludes shares of Common Stock underlying options or warrants held by any other person. Percentage of beneficial ownership is based on 133,552,346 shares of Common Stock outstanding as of June 20, 2007.

	Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares of Common Stock	% of Outstanding Common Stock
Daniel C. Montano (1)(11)(12)	30,812,131	23.07%
Thomas Stegmann, M.D.(2)(11)(12)	30,107,130	22.54%
Wolfgang Priemer, Ph.D.(3)(11)(12)	15,050,001	11.27%
Grant Gordon(4)(11)	5,550,001	4.16%
Joong Ki Baik(5)(11)	1,581,783	1.18%
John (Jack) W. Jacobs, Ph.D.(6)	625,001	*
Thomas L. Ingram(7)	620,001	*
Mickael A. Flaa(8)	500,001	*
Robert Levin(9)	175,926	*
Gary B. Abromovitz(10)	34,001	*
All Directors and Named Executives	85,055,976	63.69%
Control Group(11)(12)	83,101,046	62.22%

*	Less than 1%.

(1)

Mr. Montano’s holdings include 630,000 shares held in the name of Qure Biopharmaceuticals, Inc. (“Qure”). Mr. Montano is a majority owner of Qure and has sole voting and investment control. His holdings also include 30,000,000 shares held in the name of Vizier Investment Capital. Mr. Montano owns 50% of Vizier Investment Capital and has sole voting and investment control over these shares. Mr. Montano owns 57,131 shares of Common Stock and possesses voting and investment control over these shares. Mr. Montano’s spouse indirectly holds 125,000 shares and has sole voting and investment control over these shares. Principal address for Qure Biopharmaceuticals, Inc. is 24975 Heartwood Circle, Lake Forest, CA 92630 and Vizier Investment Capital Ltd. is 2877 Paradise Road, Unit 901, Las Vegas, NV 89109.

(2)

Dr. Thomas Stegmann owns 30,107,130 shares of Common Stock of the Company. He possesses voting and investment control over these shares. Includes 50,000 shares of Common Stock issuable pursuant to options exercisable within sixty days of the date of this table.

(3)

Wolfgang Priemer, Ph.D. owns 15,000,000 shares of Common Stock of the Company and has voting and investment control over these shares held in the name of WOBEMA. Dr. Priemer owns one (1) share of Common Stock held in his name and has voting and investment control over these shares. Dr. Priemer also owns 50,000 shares of Common Stock issuable pursuant to options exercisable within sixty days of the date of this table.

(4)

Mr. Gordon and his ex-wife have joint voting and investment control over 3,000,000 shares held in the name of GHL Financial Services, Ltd., Principal address for GHL Financial Services Ltd. is Unit 411, Chyland Pioneer, Mandaluyong, Manila Philippines. Mr. Gordon owns 2,550,000 shares of Common Stock of the Company in his own name and has voting and investment control over these shares held in the name of GHL Financial Services, Ltd. Mr. Gordon also owns one (1) share of Common Stock held in his name and has voting and investment control over these shares. Includes 50,000 shares of Common Stock issuable pursuant to options exercisable within sixty days of the date of this table.

(5)

Joong Ki Baik owns 1,581,783 shares of Common Stock of the Company in his own name and has voting and investment control over these shares. Mr. Baik and his wife jointly control Alhambra, Inc. which owns 1,431,782 shares. Mr. Baik and his wife have joint voting and investment control over the shares held in the name of Alhambra, Inc. Alhambra, Inc.’s Principal address is Unit 301 Gabriel 111 Condominium San Miguel Avenue, Ortigas Center, Pasig City, Philippines. Includes 50,000 shares of Common Stock issuable pursuant to options exercisable within sixty days of the date of this table.

(6)

Dr. Jacobs owns 625,001 shares of Common Stock in his own name and has voting and investment control over these shares. Includes 500,000 shares of Common Stock issuable pursuant to options exercisable within sixty days of the date of this table. He transferred an option to purchase 500,000 shares of Common Stock of the Company to Ellen Simpson on December 1, 2006 without consideration, pursuant to a separation of assets agreement.

(7)

As trustee of the Ingram Living Trust, Mr. Ingram has voting and investment control over 620,000 shares of Common Stock. He also owns one (1) share of Common Stock in his own name and has voting and investment control over this share.

(8)

Mr. Flaa holds voting and investment control over an immediately exercisable warrant to purchase 200,000 shares of Common Stock at $2.00 per share. Mr. Flaa also holds voting and investment control over an immediately exercisable warrant to purchase 250,000 shares of Common Stock at $10.00 per share. Mr. Flaa also owns one (1) share of Common Stock held in his name. In addition, Mr. Flaa owns 50,000 shares of Common Stock issuable pursuant to options exercisable within sixty days of this table.

(9)

As trustee of the Robert Levin Trust, Mr. Levin has voting and investment control over 166,000 shares. He also owns one (1)share of Common Stock in his own name and has voting and investment control over this share. Mr. Levin’s spouse holds directly 9,925 shares of Common Stock in her own name and has voting and investment control over these shares.

(10)

Mr. Abromovitz owns 32,001 shares and has voting control over 2,000 shares held in the name of Klanco, L.L.C., an Arizona limited liability company, located at 213 W. Montebello Ave., Phoenix, AZ 85013. Mr. Abromovitz and his wife have voting and investment control over these shares.

(11)	The Control Group consists of Daniel C. Montano, Thomas Stegmann, M.D., Wolfgang Priemer, Ph.D., Joong Ki Baik and Grant Gordon.

(12)

Daniel C. Montano’s address is 2877 Paradise Rd., Unit 901, Las Vegas, NV 89109. Dr. Thomas Stegmann’s address is Spiegel – Str. 10, 36100 Petersburg, Germany. Dr. Wolfgang Priemer’s address is 15 Gaus Street, Buende Germany D-32257.

SELLING SECURITY HOLDERS

The selling security holders may from time to time offer and sell the securities set forth below pursuant to this prospectus. When the Company refers to “selling security holders” in this prospectus, the Company means those persons listed in the table below.

The following table sets forth, as of June 20, 2007, the name of each selling security holder for whom the Company is registering a security for resale to the public, and the number of warrants and/or shares of common stock that each selling security holder may offer pursuant to this prospectus. The common stock the Company is registering will be issued to the selling security holders upon conversion of convertible notes or upon the exercise of warrants. The selling security holders listed below either (i) acquired the right to acquire the Company’s common stock in the private placement or (ii) received a warrant in exchange for services rendered on the Company’s behalf. Except for the transactions covered in the private placement, none of the selling security holders has, or within the past three years has had, any material relationship with the Company or any of its predecessors or affiliates except as described in notes to the table below.

Based on the information provided to the Company by each selling security holder and as of the date the same was provided to it, the Company calculated beneficial ownership based on SEC requirements, and the information we included regarding beneficial ownership is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, each selling security holder identified in the table has sole voting and investment power with respect to all shares he, she or it beneficially owns, subject to applicable community property laws. The Company cannot advise you as to whether the selling security holders will in fact convert the notes, exercise the warrants, or sell any or all of such shares of common stock. In addition, the selling security holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of the Company’s common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

Under the terms of the notes and the warrants issued in the private placement, a selling security holder may not convert the notes or exercise the warrants if such conversion or exercise would cause such selling security holder, together with its affiliates, to hold a number of shares of common stock which would exceed 4.99% of the Company’s then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the notes which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in columns B and C do not reflect this limitation.

(A)	(B)	(C)		(D)	(E)
Name of Selling Security Holder	Shares of Common Stock underlying all convertible or exercisable securities beneficially owned prior to this Offering	Securities Being offered by Selling Security Holders		Number of Shares of Common Stock or Warrants to be beneficially owned after the Offering assuming all shares or warrants offered are sold	Percentage of Common Stock or Warrants owned after the Offering assuming all shares or warrants offered are sold
		Warrants	Shares of Common Stock
HFTP Investments LLC†(1)(11)	3,964,377	—	6,945,261	0	0
Leonardo, L.P.†(2)(12)	6,904,484	—	11,319,180	0	0
Promethean I Master Ltd.†(3)(11)	4,008,759	—	6,954,824	0	0
Promethean II Master, L.P.†(4)(11)	2,208,134	—	3,890,113	0	0
Caerus Partners LLC†(5)(11)	155,125	—	280,937	0	0
Mickael A. Flaa(6)	500,001	2	450,000	50,001	*
First Dunbar Securities Corp(7)	40,000	—	40,000	0	0
Paul Cuomo(8)	15,000	—	15,000	0	0
VPC Holdings LLC(9)	10,000	—	10,000	0	0
Jezebel Management Corporation(10)	10,000	—	10,000	0	0

*	Represents less than 1%.

†	Beneficial ownership as of June 20, 2007 is determined based upon the shares that may be acquired by the security holder (i) upon conversion of the principal of, and the Company’s estimate of interest accrued through such date on, the outstanding notes held by the security holder as of such date, using an assumed conversion price equal to 94% of the arithmetic average of the weighted average trading price of the Company’s common stock on each of the five trading days immediately preceding such date, and (ii) upon exercise of the outstanding warrants held by the security holder as of such date.

(1)	HFTP Investments LLC acquired its shares of common stock in the private placement.

(2)	Leonardo, L.P. acquired its shares of common stock in the private placement.

(3)	Promethean I Master Ltd. (fka Gaia Offshore Master Fund, Ltd.) acquired its shares of common stock in the private placement.

(4)	Promethean II Master, L.P. acquired its shares of common stock in a private transfer from HFTP Investment LLC.

(5)	Caerus Partners LLC acquired its shares of common stock in a private transfer from Caerus Fund Ltd.

(6)	Mickael A. Flaa is a consultant to us, our Chief Financial Officer and one of our directors. Mr. Flaa acquired a warrant to purchase 200,000 shares of our common stock at $2.00 per share in 2003 in exchange for services rendered to us. Mr. Flaa was issued a second warrant to purchase 250,000 shares of our common stock at $10.00 per share in March 2006 in exchange for services rendered to us. Mr. Flaa has also been issued options to purchase 50,000 shares of our common stock at $10.00 per share in exchange for services rendered as a non-employee director. The shares underlying the option are not registered in this prospectus. Mr. Flaa also owns one share of common stock held in his name.

(7)	First Dunbar Securities Corporation (“First Dunbar”) is an SEC registered broker dealer and was the underwriter for our initial public offering. First Dunbar acquired a warrant to purchase 75,000 shares of our common stock at $12.50 per share (“FD Warrant”) pursuant to the Underwriting Agreement. First Dunbar elected to have its warrant broken into four separate warrants retaining a warrant to purchase 40,000 shares and allocating the remaining portion to affiliates as set forth in footnotes 8, 9 and 10.

(8)	Paul Cuomo is an individual. He acquired his portion of the FD Warrant from First Dunbar.

(9)	VPC Holdings LLC acquired its portion of the FD Warrant from First Dunbar.

(10)	Jezebel Management Corporation acquired its portion of the FD Warrant from First Dunbar.

(11)	Promethean Asset Management L.L.C., a New York limited liability company (“Promethean”), serves as investment manager to HFTP Investments LLC (“HFTP”), Promethean I Master Ltd. (“I Master”), Promethean II Master, L.P. (“II Master”) and Caerus Partners LLC (“Caerus”) and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP, I Master, II Master and Caerus. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP, I Master, II Master and Caerus. James F. O’Brien, Jr. indirectly controls Promethean. Mr. O’Brien disclaims beneficial ownership of the shares beneficially owned by Promethean, HFTP, I Master, II Master and Caerus. Each of HFTP, I Master, II Master and Caerus has advised us that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to it being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of such selling security holder was not involved in the acquisition of the notes and warrants, and will not be involved in the ultimate sale, of the securities, (v) it acquired the notes and warrants in the ordinary course of its business, and (vi) at the time such selling security holder purchased the notes and warrants, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

(12)	Leonardo Capital Management, Inc. (“LCMI”) is the sole general partner of Leonardo, L.P. Angelo, Gordon Co., L.P. (“Angelo, Gordon”) is the sole director of LCMI. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon. Each of Angelo, Gordon and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by Leonardo, L.P.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue up to 400,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

As of June 20, 2007, there were 133,552,346 shares of common stock outstanding held of record by 191 stockholders. There are outstanding options and warrants to purchase a total of 8,929,547 shares of the Company’s common stock.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The Company’s stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any then outstanding preferred stock or holders of the Company’s convertible notes, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefore, as well as any distributions to the stockholders. See “Market for Our Common Stock and Related Stockholder Matters—Dividend Policy.” In the event of the Company’s liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of the Company’s assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Warrants

As of June 20, 2007, the following warrants were outstanding:

•	A warrant issued to Mickael A. Flaa to purchase 200,000 shares of common stock at an exercise price of $2.00 per share issued for services. This warrant expires on June 22, 2013.

•

Warrants to purchase 75,000 shares of common stock at an exercise price of $12.50 issued to First Dunbar for services rendered in the Company’s initial public offering. The warrant expires on February 11, 2010.

•	A warrant issued to Mickael A. Flaa to purchase 250,000 shares of common stock at an exercise price of $10.00 per share issued for services. This warrant expires on March 2, 2016.

•

Warrants to purchase 5,999,997 shares of common stock at an exercise price of $1.00 per share. The warrants expire on March 20, 2009. The original number of such warrants to purchase common stock issued in the private placement was 705,882 and had an original exercise price of $8.50 per share until May 21, 2007.

Options

As of June 20, 2007, the Company had the following stock options outstanding:

•	1,715,500 non-employee stock options with a weighted average exercise price of $2.96 per share, expiring 2009 through 2016.

•	689,050 employee stock options with a weighted average exercise price of $2.93 per share, expiring 2010 through 2017.

Preferred Stock

The Company’s board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the company.

The Company previously authorized a series of preferred stock designated as “Non-Voting Convertible Preferred Stock.” The number of shares in that series is 54,050 of which 52,850 were sold. All preferred shares issued under this series have been converted into common stock. Holders of this series were not entitled to any dividends and had no voting rights. Upon the Company’s liquidation, holders of this series would have been entitled to a liquidation preference of $10 per share. Shares of this series were convertible at any time, at the option of the holder, into common stock at (i) $0.10 per share (100 common shares for each one preferred share) prior to the completion of the Company’s initial public offering or (ii) the lower of $0.10 per share or 50% of the initial offering price after the Company completed its initial public offering. This series of preferred stock was not transferable except in the event of death of the holder.

Transfer Agent and Registrar

The Company’s Transfer Agent and Registrar for its common stock is American Stock Transfer Trust Company. Its phone number (800) 937-5449.

PLAN OF DISTRIBUTION

The Company is registering shares of common stock issuable upon conversion of convertible notes and exercise of the initial warrants issued in the private placement to permit the resale of the shares of common stock by the holders of the convertible notes and the initial warrants from time to time after the date of this prospectus. The Company will bear all fees and expenses incident to our obligation to register the securities.

The selling security holders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be affected in transactions, which may involve crosses or block transactions,

(1)	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

(2)	in the over-the-counter market,

(3)	in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

(4)	through the writing of options, whether such options are listed on an options exchange or otherwise, or

(5)	through the settlement of short sales.

If the selling security holders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling security holders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale has been made after the applicable registration statement was declared effective. The selling security holders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling security holders may pledge or grant a security interest in some or all of the convertible notes, initial warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus. The selling security holders also may transfer and donate the shares of common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

The selling security holders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed, to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be filed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part. In addition, any common stock covered by this prospectus that qualifies for sale pursuant to an exemption from the registration requirements of the Securities Act (including, without limitation, Rule 144 there under) may be sold pursuant to such exemption rather than under this prospectus.

The selling security holders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations there under, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling security holders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

The Company will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement estimated to be $43,700 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling security holders will pay all underwriting discounts and selling commissions, if any. In connection with sales made pursuant to this prospectus, the Company will indemnify the selling security holders against liabilities, including some liabilities under the Securities Act, or the selling security holders will be entitled to contribution, in accordance with the registration rights agreement. The Company will be indemnified by the selling security holders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to the Company by the selling security holders for use in this prospectus or the Company will be entitled to contribution, in accordance with the registration rights agreement.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than the Company’s affiliates.

The Flaa Warrants, the shares of common stock issuable upon exercise of the Flaa Warrants and the shares of common stock issuable upon exercise of the First Dunbar warrants will be distributed in the same manner as set forth above.

LEGAL MATTERS

The validity of the Flaa Warrants and the shares of the Company’s common stock offered by this prospectus will be passed upon by Lord, Bissell & Brook LLP.

EXPERTS

The financial statements for the years ended December 31, 2004, 2005, 2006, the periods ended March 31, 2006, 2007, the period March 11, 1998 (date of inception) to December 31, 2006 and the period March 11, 1998 (date of inception) to March 31, 2007 included in this prospectus have been so included in reliance on the report of Singer Lewak Greenbaum Goldstein LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed a registration statement on Form S-1/A with the SEC for the stock it is offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever the Company makes reference in this prospectus to any of its contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. The Company is also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the Commission’s website (http://www.sec.gov).

CARDIOVASCULAR BIOTHERAPEUTICS, INC.

(Formerly CARDIOVASCULAR GENETIC ENGINEERING, INC.)

(A Development Stage Company)

THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006 (AUDITED),

THE THREE MONTH PERIODS ENDED MARCH 31, 2006, 2007 (UNAUDITED) AND

THE PERIOD FROM MARCH 11, 1998 (INCEPTION) TO MARCH 31, 2007 (UNAUDITED)

CONTENTS

Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2005 and 2006 and as of March 31, 2006 and 2007	F-3

Statements of Operations for the Years ended December 31, 2004, 2005, 2006, the three month periods ended March 31, 2006 and 2007 and from March 11, 1998 (inception) to March 31, 2007	F-4

Statements of Changes in Stockholders’ Deficiency Period from March 11, 1998 (inception) to March 31, 2007	F-5

Statements of Cash Flow for the Years Ended December 31, 2004, 2005, 2006 and for the period from March 11, 1998 (inception) to March 31, 2007	F-7

Notes to Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

CardioVascular BioTherapeutics, Inc.

(formerly Cardiovascular Genetic Engineering, Inc.)

(A Development Stage Company)

Las Vegas, Nevada

We have audited the balance sheets of CardioVascular BioTherapeutics, Inc. (formerly Cardiovascular Genetic Engineering, Inc.) (a development stage company) (the “Company”) as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006, and the period from March 11, 1998 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CardioVascular BioTherapeutics, Inc. (formerly Cardiovascular Genetic Engineering, Inc.) (a development stage company) as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, and the period from March 11, 1998 (date of inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, and its total liabilities exceeds its total assets. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described in Note 2 to the financial statements, the accompanying financial statements for the year ended December 31, 2006 have been restated.

/s/ SINGER LEWAK GREENBAUM GOLDSTEIN LLP

Los Angeles, California

April 12, 2007, except for Note 2,

as to which the date is May 18, 2007

CARDIOVASCULAR BIOTHERAPEUTICS, INC.

(Formerly CARDIOVASCULAR GENETIC ENGINEERING, INC.)

(A Development Stage Company)

BALANCE SHEETS

DECEMBER 31, 2005, 2006,

MARCH 31, 2006, 2007 (UNAUDITED)

	December 31,		March 31,
	2005	2006	2006 (Unaudited)	2007 (Unaudited)
	(Dollars in thousands except share amounts)
ASSETS
Current Assets:
Cash and cash equivalents	$8,674	$8,503	$23,042	$2,965
Restricted cash	137	172	138	174
Due from an affiliate	2	38	104	18
Prepaid and other current assets (including $396,000 paid to a related party in 2006)	449	1,266	756	1,326

Total Current Assets	9,262	9,979	24,040	4,483
Property and equipment, net of accumulated depreciation ($14,210, $163,962, $18,238 and $233,207 years ended December 31, 2005 and 2006 and periods ended March 31, 2006 and 2007, respectively)	199	887	600	874
Deferred financing costs, net of amortization ($0, $402,631, $14,380 and $527,908 as of years ended December 31, 2005 and 2006 and periods ended March 31, 2006 and 2007, respectively)	—	1,481	1,539	1,700
Other assets	27	80	27	81

Total Assets	$9,488	$12,427	$26,206	$7,138

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accrued interest payable	$1	$557	$91	$440
Due to affiliates	—	111	148	40
Accounts payable	174	861	501	1,118
Accrued payroll and payroll taxes	125	223	79	168
Deferred rent	—	158	64	163

Total current liabilities	300	1,910	883	1,929
Derivative Liabilities
Convertible notes payable and embedded derivatives	—	11,635	21,624	10,049
Warrant derivatives	—	366	1,505	1,670
Option derivatives	—	1,406	11,886	277

Total Liabilities	300	15,317	35,898	13,925
Commitments and contingencies
STOCKHOLDERS’ EQUITY (DEFICIT)
Convertible preferred stock, $0.001 par value; 10,000,000 shares authorized; 52,850 shares issued; and no shares outstanding at December 31, 2005 and 2006 and March 31, 2006 and 2007	—	—	—	—
Common stock, $0.001 par value, 400,000 shares authorized; 123,899, 125,458, 123,989 and 129,457 shares issued and outstanding at December 31, 2005 and 2006 and March 31, 2006 and 2007, respectively	124	125	124	129
Additional paid in capital	38,221	31,713	26,289	37,649
Deficit accumulated during the development stage	(29,157)	(34,728)	(36,105)	(44,565)

Total stockholders’ equity (deficit)	9,188	(2,890)	(9,692)	(6,787)

Total Liabilities and Stockholders’ Equity (Deficit)	$9,488	$12,427	$26,206	$7,138

The accompanying notes are an integral part of these financial statements.

CARDIOVASCULAR BIOTHERAPEUTICS, INC.

(Formerly CARDIOVASCULAR GENETIC ENGINEERING, INC.)

(A Development Stage Company)

STATEMENTS OF OPERATIONS

(UNAUDITED)

THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006 (AUDITED),

THE THREE MONTH PERIODS ENDED MARCH 31, 2006, 2007 (UNAUDITED) AND FOR

THE PERIOD FROM MARCH 11, 1998 (INCEPTION) TO MARCH 31, 2007 UNAUDITED

	For the Years Ended December 31,			For the Three Month Periods Ended March 31,		For the Period from March 11, 1998 (Inception) to March 31, 2007 (Unaudited)
	2004	2005	2006	2006 (Unaudited)	2007 (Unaudited)
	(Dollars in thousands, except per share data)
Operating expenses
Research and development (A)	$2,543	$3,091	$7,135	$1,470	$1,614	$18,227
Selling, general and administrative (B)	2,337	7,979	11,734	2,658	3,530	29,793

Total operating expenses	4,880	11,070	18,869	4,128	5,144	48,020

Operating loss	(4,880)	(11,070)	(18,869)	(4,128)	(5,144)	(48,020)

Other income (expenses)
Interest income	34	298	695	92	100	1,156
Interest expense	(3,152)	(1,594)	(5,961)	(204)	(3,220)	(14,671)
Other income (expenses)	—	—	—	—	—	(5)
Adjustment to fair value of derivatives	—	—	8,174	(1,526)	(2,125)	6,048
Adjustment to fair value of derivatives – other	—	—	10,390	(1,181)	552	10,942
Equity in loss of unconsolidated investee	(15)	—	—	—	—	(15)

Net other income (expenses)	(3,133)	(1,296)	13,298	(2,819)	(4,693)	3,455

Net (loss) Income before Provision for Income Taxes	(8,013)	(12,366)	(5,571)	(6,947)	(9,837)	(44,565)
Provision for income taxes	—	—	—	—	—	—

Net (loss) Income	(8,013)	(12,366)	(5,571)	(6,947)	(9,837)	(44,565)

Loss per share
Basic loss per share	(0.07)	(0.10)	(0.04)	(0.05)	(0.08)
Diluted loss per share	(0.07)	(0.10)	(0.04)	(0.05)	(0.08)
Shares used to calculate loss per share
(Dollars in thousands)
Basic loss per share	110,575	120,374	124,181	120,380	127,162

Diluted loss per share	110,575	120,374	124,181	120,380	127,162

(A) Research and development with related parties (Notes 3 and Note 11)	465	1,221	2,975	466	683	6,782

(B) Selling general and administrative expenses with related parties (Notes 3 and Note 11)	1,448	731	1,883	1,397	170	7,451

The accompanying notes are an integral part of these financial statements.

CARDIOVASCULAR BIOTHERAPEUTICS, INC.

(Formerly CARDIOVASCULAR GENETIC ENGINEERING, INC.)

(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE PERIOD FROM MARCH 11, 1998 (INCEPTION) TO MARCH 31, 2007 (UNAUDITED)

	Date/Note	Price Per Equity Unit	Preferred Stock Series A, Convertible		Common Stock		Committed Stock	Additional Paid-In Capital	Accumulated Deficit	Total
			Shares	Amount	Shares	Amount
	(Dollars in thousands except price per equity unit data)
Balance, March 11,1998 (date of inception)		$—	—	$—	—	$—	—	$—	$—	$—
Issuance of common stock to founders	(1)	0.001			93,050	93	—	(92)		1
Issuance of common stock for cash	7/9/1998	0.10			300	—		30		30
Issuance of preferred stock for cash	(1)	9.85	53	—				520		520
Net loss (unaudited)									(568)	(568)

Balance, December 31,1998			53	$—	93,350	$93	—	$458	$(568)	$(17)

Issuance of common stock to founders	(2)	$0.001			4,580	5	—	(5)		—
Issuance of common stock for cash	6/25/1999	0.30			67	—		20		20
Issuance of common stock for cash	6/25/1999	0.30			100	—		30		30
Issuance of common stock for cash	10/5/1999	0.30			340	—		102		102
Issuance of stock options for services								82		82
Net loss (unaudited)									(655)	(655)

Balance, December 31, 1999			53	$—	98,437	$98	—	$687	$(1,223)	$(438)

Issuance of common stock to founders	(3)	$0.001			2,120	2	—	(2)		—
Issuance of common stock for cash	12/21/2000	0.4117			8,750	9		3,593		3,602
Issuance of common stock for conversion of convertible preferred stock	(4)	0.10	(2)	—	150	—		—		—
Issuance of common stock for services	(5)				583	1		(1)		—
Issuance of stock options for services								74		74
Net loss (unaudited)									(2,233)	(2,233)

Balance, December 31, 2000			51	$—	110,040	$110	—	$4,351	$(3,456)	$1,005

Issuance of common stock for cash	8/10/2001	0.80			150	—	—	120	—	120
Net loss									(1,665)	(1,665)

Balance, December 31, 2001			51	$—	110,190	$110	—	$4,471	$(5,121)	$(540)

Net loss									(1,328)	(1,328)

Balance, December 31, 2002			51	$—	110,190	$110	—	$4,471	$(6,449)	$(1,868)

Issuance of stock options for services								47		47
Issuance of warrants for services								120		120
Net loss									(2,329)	(2,329)

Balance, December 31, 2003			51	$—	110,190	$110	—	$4,638	$(8,778)	$(4,030)

The accompanying notes are an integral part of these financial statements.

CARDIOVASCULAR BIOTHERAPEUTICS, INC.

(Formerly CARDIOVASCULAR GENETIC ENGINEERING, INC.)

(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) — (Continued)

THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006 (AUDITED),

THE THREE MONTH PERIOD ENDED MARCH 31, 2006, 2007 (UNAUDITED) AND

THE PERIOD FROM MARCH 11, 1998 (INCEPTION) TO MARCH 31, 2007 (UNAUDITED)

	Date	Price Per Equity Unit	Preferred Stock Series A, Convertible		Common Stock		Committed Stock	Additional Paid-In Capital	Accumulated Deficit	Total
			Shares	Amount	Shares	Amount
	(Dollars in thousands except price per equity unit)
Issuance of common stock for conversion of convertible notes	(6)				1,650	2		4,529		4,531
conversion of convertible preferred stock	(7)		(28)	—	810	1	2	(3)		—
Interest on benefit conversion feature								2,050		2,050
Issuance of stock options for services								79		79
Net loss									(8,013)	(8,013)

Balance, December 31, 2004			23	$—	112,650	$113	2	$11,293	$(16,791)	$(5,383)

Issuance of common stock for cash	(8)				1,725	2		14,709		14,711
Conversion of convertible notes	(6)				4,228	4		10,327		10,331
Conversion of convertible preferred stock	(7)		(23)	—	4,325	4	(2)	(2)		—
Exercise of options	(10)				123	—		83		83
Issuance of warrant for cash	(9)							—		—
Issuance of stock options for services	(11)							1,812		1,812
Warrants exercised	(12)				848	1		(1)
Net loss									(12,366)	(12,366)

Balance, December 31, 2005			—	$—	123,899	$124	—	$38,221	$(29,157)	$9,188

Warrants exercised	(12)				89
Options and warrants derivative	(14)							(12,278)		(12,278)
Reclassification of option derivative for options exercise	(16)							1,318		1,318
Reclassification of conversion and interest conversion derivative on note conversion	(17)							1,332		1,332
Reclassification of Interest conversion derivative on actual interest paid	(18)							482		482
Exercise of Options	(10)				465			230		230
Issuance of stock for services	(13)				0	0
Conversion of convertible notes	(15)				1,005	1		1,929		1,930
Stock based compensation	(11)							479		479
Net loss (unaudited)									(5,571)	(5,571)

Balance, December 31, 2006			—	$—	125,458	$125	—	$31,713	$(34,728)	$(2,890)

Exercise of options	(10)				220			66		66
Issuance of stock for services as independent directors	(19)				48			48		48
Options and warrants derivatives	(14)							(327)		(327)
Conversion of convertible notes	(20)				3,731	4		3,562		3,566
Reclassification of conversion and interest conversion derivative on note conversion	(18)							2,268		2,268
Reclassification of interest conversion derivative on actual interest paid	(17)							263		263
Stock based compensation	(11)							56		56
Net loss (unaudited)									(9,837)	(9,837)

Balance, March 31, 2007				$—	129,457	$129	—	$37,649	$(44,565)	$(6,787)

(1)	Multiple transactions valued at the per share price in the year ended December 31, 1998

(2)	Multiple transactions valued at the per share price in the year ended December 31, 1999

(3)	Multiple transactions valued at the per share price in the year ended December 31, 2000

(4)	Preferred stock converted to common stock

(5)	Offering costs

(6)	Multiple transactions at $2.00 and $4.00 in the year ended December 31, 2004 and 2005

(7)	Multiple transactions at 100:1 conversion rate in the year ended December 31, 2004 and 2005

(8)	Public offering of 1,725,000 common shares at $10.00 per share

(9)	Underwriters warrants sold with the public offering

(10)	Multiple employee option exercises (exercise price range $0.30-$2.00)

(11)	Stock options to directors and employees

(12)	Warrants exercised (exercise price $0.80)

(13)	Issuance of 20 commemorative shares to directors and executives

(14)	Reclassification of option and warrant derivatives from equity to liability in accordance with EITF 00-19.

(15)	Conversion of senior secured convertible notes and interest related to those notes at various prices. During the years ended December 31, 2004, 2005, and 2006 and the period from March 11, 1998 (inception) to December 31, 2006, $0, $0, $1,752,783, and $1,752,783 of senior secured convertible notes payable were converted into 0, 0, 1,004,953, and 1,004,953 shares of uncommitted common stock and also $0, $0, $144,731 and $144,731 of senior secured convertible notes payable were converted into 0, 0, 74,518 and 74,518 shares of committed common stock, respectively. During the year ended December 31, 2006, $33,028 of interest on senior secured convertible notes were paid with common stock.

(16)	Reclassification of option derivative from liability to equity for options exercised

(17)	Reclassification of interest conversion derivative from liability to equity on interest paid in cash

(18)	Reclassification of Adjustment to embed derivatives, conversion and interest conversion feature, from liability to equity for conversion of notes and interest related to those notes to common stock

(19)	Issuance of stock for services as independent directors.

(20)	Conversion of senior secured convertible notes and interest related to those notes at various prices. During the quarter ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, $0, $3,493,266, and $5,246,049 of senior secured convertible notes payable were converted into 0, 3,655,993, and 4,660,946 shares of uncommitted common stock. During the quarter ended March 31, 2007, $72,226 of interest on senior secured convertible notes was paid with common stock. Also, for the three month periods ended March 31, 2006, 2007 and for the period from March 11, 1998 (inception) to March 31, 2007, $0, $0, and $144,731 of senior secured convertible notes payable was converted into 0, 0, 74,518 shares of committed common stock, respectively.

The accompanying notes are an integral part of these financial statements.

CARDIOVASCULAR BIOTHERAPEUTICS, INC.

(Formerly CARDIOVASCULAR GENETIC ENGINEERING, INC.)

(A Development Stage Company)

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006 (AUDITED),

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006, 2007 (UNAUDITED) AND

FOR THE PERIOD FROM MARCH 11, 1998 (INCEPTION) TO MARCH 31, 2007 (UNAUDITED)

	For the Years Ended December 31,			For the Three Month Periods Ended March 31,		For the Period from March 11, 1998 (Inception) to March 31, 2007 (Unaudited)
	2004	2005	2006	2006 (Unaudited)	2007 (Unaudited)
	(Dollars in thousands)
Cash flows from operating activities
Net loss	$(8,013)	$(12,366)	$(5,571)	$(6,947)	$(9,837)	$(44,565)

Adjustments to reconcile net loss to net cash provided by operating activities (a)
Depreciation	2	12	150	4	69	239
Amortization of benefit conversion feature	1,340	710	—	—	—	2,050
Amortization of deferred financing costs	1,030	713	403	14	125	2,664
Interest paid in common stock	—	—	33	—	72	105
Stock based compensation	79	1,812	479	276	56	2,630
Stock issued for services rendered	—	—	—	—	48	48
Warrants issued for services rendered	—	—	1,202	—	401	1,722
Amortization of discount related to warrants derivatives	—	—	618	22	199	817
Amortization of discount related to conversion feature	—	—	1,617	42	1,179	2,796
Amortization of discount related to interest on conversion feature	—	—	1,284	34	936	2,220
Adjustment to fair value of derivatives	—	—	(8,174)	1,526	2,126	(6,048)
Adjustment to fair value of derivatives – warrant and option derivatives	—	—	(10,390)	1,182	(552)	(10,942)
Equity in loss of unconsolidated investee	15	—	—	—	—	15
(Increase) decrease in:
Due from affiliate	—	(2)	(36)	(103)	19	(19)
Prepaid and other current assets (including $396,000 paid to a related party in 2006)	(15)	30	(817)	(307)	(60)	(1,326)
Other assets	(6)	(21)	(53)	—	—	(96)
Increase (decrease) in:
Due to an affiliate	—	—	111	148	(72)	40
Accounts payable	545	(539)	687	327	256	1,118
Accrued payroll and payroll taxes	14	107	98	(47)	(55)	168
Accrued interest	882	(1,187)	556	91	(116)	440
Accrued rent	—	—	158	64	5	163

Net cash used in operating activities (a)	$(4,127)	$(10,731)	$(17,645)	$(3,674)	$(5,201)	$(45,761)

Cash flows from investing activities:
Restricted cash	(85)	(52)	(35)	(1)	(1)	(174)
Purchase of property and equipment	(32)	(181)	(837)	(405)	(57)	(1,113)

Net cash used in investing activities (b)	$(117)	$(233)	$(872)	$(406)	$(58)	$(1,287)

Cash flows from financing activities:
Proceeds from sale of common stock - Pre IPO	—	15,548	—	—	—	3,904
Proceeds from sale of common stock - Post IPO				—	—	15,548
Proceeds from exercise of options & warrants	—	82	230	—	66	378
Proceeds from sale of preferred stock	—	—	—	—	—	520
Proceeds from issuance of notes payable	5,831	—	—	—	—	14,092
Deferred financing cost	(980)	—	(1,884)	(1,553)	(345)	(4,364)
Proceeds from notes payable issued under Reg D	800	—	20,000	20,000	—	20,800
Cash paid for deferred offering costs	(866)	—	—	—	—	(865)
Due to net increase/(decrease) in affiliates	313	(522)	—	—		—
Subscription receivable	2,042	—	—	—		—

Net cash provided by financing activities (c)	$7,140	$15,108	$18,346	$18,447	$(279)	$50,013

Increase (decrease) in cash and cash equivalents	2,896	4,144	(171)	14,367	(5,538)	2,965
Cash and cash equivalents, beginning of period	1,634	4,530	8,674	8,674	8,503	—

Cash and cash equivalents, end of period	4,530	8,674	8,503	23,041	2,965	2,965

Supplemental disclosures of cash flow information
Interest paid	—	1,357	1,306	—	557	3,225
California Franchise Taxes paid	—	—	—	—	—	6

(a)	Including amount with related parties of $1,912,568, $1,951,812, $4,857,780, $1,863,467, $852,606 and $14,232,446 respectively.

(b)	Including amount with related parties of $0, $0, $0, $0, $0 and $0, respectively.

(c)	Including amount with related parties of $(666,356), $(522,719), $(1,850,439), $(1,456,587), $52,392 and $(3,933,760), respectively.

The accompanying notes are an integral part of these financial statements.

Supplemental Disclosure of Non-Cash Financing Activities

1) During the years ended December 31, 2004, 2005, 2006, the three month periods ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, the Company issued 0, 0, 0, 0, 0 and 99,750,000 shares of post-split adjusted common stock to founders, respectively.

2) During the years ended December 31, 2004, 2005, 2006, the three month periods ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, the Company issued 0, 0, 0, 0, 0 and 583,000 shares of post-split adjusted common stock for services, respectively.

3) During the years ended December 31, 2004, 2005, 2006, the three month periods ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, the Company recorded a beneficial conversion feature in connection with the issuance of convertible notes payable Series II and Series IIa in the amount of $2,050,000, $0, $0, $0, $0 and $2,050,000, respectively.

4) During the years ended December 31, 2004, 2005, 2006, the three month periods ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, 28,100, 23,250, 0, 0, 0 and 52,850 shares of convertible preferred stock were converted into 810,000, 2,325,000, 0, 0, 0 and 5,285,000 shares of common stock, respectively. During the period ended December 31, 2005, 2,000,000 shares of committed common stock relating to the conversion of preferred shares in fiscal 2004 were converted into common stock.

5) During the years ended December 31, 2004, 2005, 2006, the three month periods ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, $4,531,200, $10,331,000, $0, $0, $0 and $14,862,200 of convertible notes payable were converted into 1,649,550, 4,228,000, 0, 0, 0 and 5,877,550 shares of common stock, respectively.

6) In March 2006, 100,000 warrants, with an exercise price of $0.80, were exercised on a cashless basis in exchange for 89,116 shares of common stock. The remaining balance of $3 was paid in cash upon exercise of the warrants on a cashless basis.

7) In May 2006, 20 commemorative shares which had a fair value of $122 were issued to the founders and the executives.

8) During the years ended December 31, 2004, 2005, 2006, the three month periods ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, $0, $0, $1,752,783, $0, $3,493,266 and $5,246,049 of senior secured convertible notes payable were converted into 0, 0, 1,004,953, 0, 3,655,993, and 4,660,946 shares of uncommitted common stock and also $0, $0, $144,731, $0, $0, and $144,731 of senior secured convertible notes payable were converted into 0, 0, 74,518, 0, 0, and 74,518 share of committed common stock respectively. During the year ended December 31, 2006, $33,028 of interest on senior secured convertible notes was paid with common stock. During the three month periods ended March 31, 2007, $72,226 of interest on senior secured convertible notes were paid with common stock. In addition, the amount of converted note was valued using the Black-Scholes Model resulting in $2,268,204 of the embedded derivatives being reclassified from liability to paid in capital.

9) In February 2007, 48,000 shares were issued to independent directors for their services.

10) In December 2002, the Company disposed of fully depreciated assets with value of $6,026.

11) In January 2007, the company paid the interest on the convertible note in cash. The cash payment was valued in the Black- Scholes Model resulting in a reclassification of $263,000 from liability to paid in capital.

CARDIOVASCULAR BIOTHERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

Unaudited

1. Basis of Presentation

Management’s Plan

The Company has incurred net losses of $8.0 million, $12.4 million and $5.6 million during the years ended December 31, 2004, 2005 and 2006, and for net losses of $6.9 million and $9.8 million during the quarters ended March 31, 2006 and 2007. Further, the Company had a stockholders’ deficiency of $2.9 million, cash and cash equivalents of $8,503,000, and restricted cash investments of $172,000 at December 30, 2006, and a stockholder’s deficiency of $44.6 million, cash and cash equivalents of $3.0 million, and restricted cash investments of $0.2 million at March 31, 2007. The company requires additional capital in order to continue its operations at the planned level.

Historically, the Company has successfully obtained external financing through offerings, private placements of equity, and private placements of convertible debt. The Company plans to raise additional capital through a public offering of common stock, coincident with its planned AIM (Alternative Investment Market of the London Stock Exchange) listing.

The Company is also taking actions to address both short-term and long-term liquidity in the following ways:

•	Developing additional sources of debt and equity financing to satisfy our current and future operating requirements;

•	Pursuing opportunities for licensing of drug indications for co-development, clinical trials, marketing and distribution.

•	Pursuing opportunities for partnerships and joint ventures for co-development, clinical trials, marketing and distribution.

There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources such as debt or equity financings or other potential sources. The lack of additional capital resulting from the Company’s inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on the Company’s business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on the Company’s existing stockholders.

These factors raise substantial doubt about the Company’s ability to continue as a going concern and the accompanying financial statements do not include any adjustments related to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

2. RESTATEMENT

The Company has restated its financial statements as of year ended December 31, 2006 and the related notes to the financial statements.

This Amendment is to correct an error in identifying certain financial instruments as derivatives in the application of certain accounting principles related to the issuance of the Company’s convertible note financing and the impact of such accounting principles on previously issued and vested non-employee stock option and warrant transactions in prior periods. The previously recorded transactions were properly treated as equity transactions at the time of their respective issuances. Upon the sale of the Company’s convertible notes on March 20, 2006, as fully set forth below, accounting practices require the previously issued and vested non-employee options and warrants to be reclassified as derivative liabilities. The reclassification of previously issued and vested non-employee options and warrants as derivative instruments requires the Company’s financial statements for the year ended December 31, 2006 to be restated.

The convertible note agreements entered into on March 20, 2006 and filed with the SEC on Form 8-K on March 22, 2006 contain variable share settlement provisions. These provisions require the Company to reclassify the “fair value” of these previously issued vested non-employee options and warrants from additional paid in capital to derivative liability accounts on the balance sheet in accordance with EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock” (“EITF 00-19”). The reason for this reclassification is the possibility that the Company may not have enough authorized unissued common stock to meet all of its commitments in the delivery of the Company’s common stock to honor both the contracts related to the convertible notes and the previously issued and vested option and warrant contracts. In order to be in the situation of not having enough unissued shares to deliver to the option and warrant holders, the fair market value of the common stock of the Company would have to be lower than all of the exercise prices of all the option and warrant contracts. In such case, an option or warrant holder would have to exercise his or her options or warrants at a price that would require him or her to pay more than the fair market value of the common stock on the open market. Nonetheless, according to EITF 00-19 the previously recorded transactions must be reclassified from equity to liability. In addition, further analysis indicates the previously issued options and warrants identified as derivative instruments require separate valuation under FAS 133 “Accounting for Derivative Instruments and Hedging Activities.”

The purpose of this amendment is to restate at fair value, previously issued and vested options and warrants as derivative liabilities as of the date of issuance of the convertible notes and to adjust fair values as of December 31, 2006 through the Statement of Operations for warrant derivatives previously classified in equity, pursuant to EITF 00-19.

The following table shows the impact of these restatements on the financial statements at December 31, 2006:

	Previously Reported December 31, 2006	Adjustments	Restated December 31, 2006
	(Dollars in thousands except per share data)
BALANCE SHEET
Warrant derivative	$—	$366	$366
Options derivative	—	1,406	1,406
Total Liabilities	13,545	1,772	15,317
Additional paid-in-capital	42,061	(10,348)	31,713
Deficit accumulated during the development stage	(43,304)	8,576	(34,728)
Total stockholders’ equity (deficit)	(1,118)	(1,772)	(2,890)
STATEMENT OF CASHFLOWS
Adjustment to fair value of derivatives	(9,988)	1,814	(8,174)
Adjustment to fair value of derivatives—warrant and option derivatives	—	(10,390)	(10,390)
For the year ended December 31, 2006
STATEMENT OF OPERATIONS
Adjustment to fair value of derivatives	9,988	(18,162)	8,174
Adjustment to fair value of derivatives—warrant and option derivatives	—	10,390	10,390
Net loss (income)	(14,147)	19,718	5,571
Loss per share
Basic loss per share	(0.11)	0.07	(0.04)
Diluted loss per share	(0.11)	0.07	(0.04)
Shares used to calculate loss per share
Basic loss per share	124,181	—	124,181
Diluted loss per share	124,181	—	124,181

3. DESCRIPTION OF BUSINESS

CardioVascular BioTherapeutics, Inc. (formerly CardioVascular Genetic Engineering, Inc.) (“Cardio” or the “Company”) is a development stage biopharmaceutical company focused on developing and marketing protein drug candidates that are designed to be used in the treatment of cardiovascular disease. Cardio was incorporated in Delaware on March 11, 1998 (“Inception”) as CardioVascular Genetic Engineering, Inc. and in February 2004, changed its name to CardioVascular BioTherapeutics, Inc. Since inception, Cardio has been engaged in research and development activities associated with bringing its products to market.

4. TRANSACTIONS AND CONTRACTUAL RELATIONSHIPS WITH AFFILIATED ENTITIES

Cardio is a member of an affiliated group through common management that includes Phage Biotechnology Corporation (“Phage”), Cardio Phage International (“CPI”), Sribna Culya Biopharmaceuticals Inc. (“Sribna”), Proteomics Biopharmaceuticals Technologies Inc. (“Proteomics”), Zhittya Stem Cell Medical Research Company Inc. (“Zhittya”), Qure Biopharmaceuticals, Inc. (“Qure”), known collectively as the “affiliates”. The common management of Cardio and Phage spend a sufficient amount of their time with Cardio and Phage to satisfy the needs for Cardio and Phage, and the remaining balance to other interests.

Daniel C. Montano, John W. Jacobs and Mickael A. Flaa are, respectively, President/Chairman of the Board/Chief Executive Officer, Chief Operating Officer/Chief Scientific Officer, and Chief Financial Officer of both Cardio and Phage. Upon completion of the public offering, Mr. Flaa and Dr. Jacobs joined Cardio’s Board of Directors. Daniel C. Montano is a principal stockholder in Cardio, Phage, Proteomics, Zhittya, and Qure. Daniel C. Montano, Dr.Thomas Stegmann and Dr.Jacobs are members of the Board of Directors of CPI. Mr. Grant Gordon, one of the Company’s current Board members, is a member of the Board of Directors of CPI and is CPI’s President. Mr. Flaa, one of the Company’s current Board members and the Company’s CFO, is CPI’s CFO.

The following are or were the business activities performed by each affiliate:

•	Phage is a developer of recombinant protein pharmaceuticals; certain of the Company’s officers and directors control 27% and the Company controls 4.3% of the common stock of Phage;

•

CPI is a distributor for the future products for both Cardio and Phage in locations throughout the world other than United States and Canada, Europe, Japan, and, with respect to Cardio only, the Republic of Korea, China, and Taiwan. Cardio and Phage each own approximately 43% of CPI and each is able to appoint 45% of CPI’s directors.

•	Sribna was developing a treatment for cancer utilizing cancer cell apoptosis (currently inactive);

•	Proteomics was developing a non-injection method for medical protein (currently inactive);

•	Zhittya was researching adult stem cells (currently inactive); and

•	Qure was developing commercial medical applications (currently inactive).

During the period from 1999 through 2001, the Company entered into transactions with these entities affiliated with the Company’s CEO (Proteomics, Zhittya, Qure and Sribna). These companies paid expenses on behalf of the Company aggregating $187,600. That amount was repaid without interest. These entities are all currently inactive. Additionally, Qure owns 630,000 shares of common stock of the Company.

License Agreement

Cardio entered into a joint patent agreement with Phage as of February 28, 2007. Cardio plans to develop and commercialize therapeutic methods related to the induction of angiogenesis or wound healing by administration of Fibroblast Growth Factor (“FGF”); and, Phage plans to develop and commercialize recombinant DNA methods for producing peptides/proteins. Cardio and Phage entered into a joint patent ownership and license agreement dated as of August 16, 2004, which was later amended and restated as of May 23, 2006 (the “Joint Ownership Agreement”), for consideration the sufficiency of which was acknowledged in each agreement, pursuant to which Phage granted Cardio a 50% ownership interest in certain patents and patents applications listed in the Joint Ownership Agreement, as well as certain future patent rights, and the parties acknowledge that Cardio would have exclusive rights within a defined filed, while Phage would have exclusive rights outside that field. Cardio and Phage now wish to enter a new agreement superseding the Joint Ownership Agreement so as to specify those future patents and patent applications that are to be subject to joint ownership and so as to restate the licenses granted in the Joint Ownership Agreement. Cardio and Phage acknowledge that the jointly owned and cross-licensed rights are key to the parties’ respective plans for development and commercialization and wish to further clarify the parties’ respective rights and provide for continued access to the necessary rights in the event of insolvency. In consideration for the grant of the exclusive right to the patent rights in the field, Cardio shall pay a 6% royalty on the net sales price of finished product to end customer or distributor. The rights and obligations set forth in this agreement shall commence as of the effective date of this Agreement and end upon the later of (a) the expiration of the last to expire Jointly Owned Patent and (b) the abandonment of the last pending Jointly Patent Application.

Currently, it is the Company’s intention to contract with Phage for manufacturing of its drug candidates for the ongoing FDA trials and for further commercial production. However, Cardio has the right to and may choose to use a third party for manufacturing and is exploring additional contract manufacturers for its drug candidates. As of March 31, 2007, Cardio had cash and cash equivalents of $2,965,437 and restricted cash investments of $173,807, indicating that the Company has sufficient funds to be a viable entity on an ongoing basis should it choose to use a third party manufacturer.

Phage has manufactured drugs for Cardio in the United States clinical trials to date and may manufacture them for subsequent trials and commercial production. To date Phage has manufactured three drugs that have been authorized by the FDA to be administered to humans in clinical trials, indicating Phage is capable of manufacturing drug products to acceptable standards for clinical trials.

Furthermore, Cardio paid Phage for technical development services and for manufacture of its drug candidates for clinical trials, which pursuant to the agreement, Phage provided to Cardio at cost. For the years ended December 31, 2004, 2005 and 2006, the three month periods ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, payments to Phage relating to such services were $181,936, $578,052, $2,372,817, $326,205, $542,732 and $4,478,553, respectively.

Administrative Support

Phage has provided Cardio with administrative support in Phage’s research facility and billed Cardio for Phage’s actual costs incurred plus Cardio’s pro-rata share (based on costs incurred for Cardio as compared to total Phage overhead costs) of Phage’s overhead costs. Payments to Phage for such support for the years ended December 31, 2004, 2005 and 2006, the three months periods ended March 31, 2006, 2007, and the period from March 11, 1998 (inception) to March 31, 2007 were $181,348, $263,922, $144,963, $55,031, $20,643 and $1,181,064, respectively.

Distribution Agreement

Cardio and Phage have entered into a distribution agreement with CPI, a Bahamian company, to handle future distribution of Cardio drugs and any other products licensed to CPI when available for commercial distribution. CPI’s territory is limited to areas other than the United States, Canada, Europe (defined as the Ural Mountains west including Iceland, excluding Turkey and Cyprus), Japan and, with respect to Cardio only, the Republic of Korea, the Republic of China and Taiwan. Phage and Cardio each own approximately 43% of the CPI outstanding stock and the companies have the right to each appoint 45% of the CPI board. Cardio has made no payments to CPI and does not anticipate making any payments in the near future.

As of December 31, 2003, the Company accounted for its 43% interest in Cardio Phage International (CPI) under the equity method. As of December 31, 2004, the Company’s Statement of Operations includes a loss of $15,000, which represents the Company’s equity in loss on its investment in CPI. The loss reduced the Company’s investment in CPI to zero and, as a consequence, CPI’s ongoing operations will not negatively affect the Company’s future financial results. The Company has no obligation to fund future operating losses nor has any guarantees on any of CPI’s obligations. There is no material difference between Cardio’s carrying value for CPI and underlying equity in CPI’s net assets. There is no quoted market price for CPI’s net assets. There is no quoted market price for CPI’s shares.

Royalty Agreement

Cardio has entered into an agreement with Dr. Thomas Stegmann, one of the Company’s directors, Co-President and Chief Medical Officer, whereby Cardio will pay Dr. Stegmann a royalty of one percent of the Company’s net revenue (as defined) from commercial sales of Cardio drugs in exchange for rights granted to Cardio to utilize the results of Dr. Stegmann’s German clinical trials. This agreement terminates on December 31, 2013. Cardio has made no payments to Dr. Stegmann under this agreement.

Asia Exclusive Patent License and Distribution Agreement

On December 15, 2000, the Company entered into an agreement, which has been superseded by a new exclusive license agreement dated February 20, 2007, with Korea Biotechnology Development Co., Ltd. (“KBDC”) to commercialize its future products. The Company transferred to KBDC the rights to market its products for 99 years in all of the Republic of Korea, China, and Taiwan. The Company did this by exclusively licensing its patents to KBDC in Korea, China and Taiwan in the field of: any angiogenic or wound healing compositions and methods of use for which we have received marketing approval in the United States, Europe or Japan (including in particular, but without limitation, all FGF species, fragments, derivatives, and analogs thereof), and methods of making the approved angiogenic or wound healing compositions, including any nucleic acid sequences encoding said compositions and any vectors and/or host cells comprising said nucleic acid sequences. The agreement further provides that any improvements, in the form of modifications to methods, processes, compositions or products within the license field, are the property of the Company, but shall be within the license granted. The parties shall inform each other in writing of any such improvements.

In exchange, KBDC arranged for the subscription for 8,750,000 of the Company’s shares of Common Stock for $3,602,000 by Cardio Korea Co. Ltd. KBDC agreed to fund all of the regulatory approval process in the Republic of Korea for any of the Company’s products.

In addition, KBDC agreed to pay a royalty of 10% of net revenues to the Company. The royalties will be paid for the life of the joint Patent Ownership Agreement, then 9% thereafter. The agreement contemplates the expiration or abandonment of the licensed rights, at which point the royalty paid by KBDC is adjusted. Either party may terminate the agreement for material breach that is uncured 30 days after receipt of written notice.

Daniel C. Montano, the Company’s chairman, owns 17% of KBDC and is a former member of the KBDC Board of Directors. KBDC invested $200,000 in each of Sribna, Proteonics and Zhittya and invested $60,000 in CPI.

Guaranty of Rental Agreements for Phage

Cardio entered into a Standard Lease Guaranty (the “Lease Guaranty”) dated March 15, 2006 with Canta Rana Ranch, L.P., a California limited partnership and Phage (the “Lease Agreement”). Phage is an affiliated private biotechnology company that manufactures recombinant protein drugs and is the Company’s sole supplier of drug products. Pursuant to the Lease Guaranty, the Company guarantees full performance of all of Phage’s obligations under the Lease Agreement.

In exchange for the Company’s guarantee of the Lease Agreement, Phage entered into an Indemnity and Reimbursement Agreement dated as of March 15, 2006, under which it paid the Company certain guaranty fees. This Indemnity Agreement also terminated on May 23, 2007.

Guaranty from Daniel C. Montano

On March 20, 2006, Daniel C. Montano, the Company’s Chairman, Co-President and CEO, entered into a Guaranty Agreement whereby he guaranteed any and all obligations of the Company resulting from the sale on March 20, 2006 of $20,000,000 of senior secured notes and warrants. The guaranty remains in effect until the first date on which the Company receives revenue from sale of drugs in which FGF-1141 is the active pharmaceutical ingredient after such drug has been approved by the FDA, provided that on such date the Company is not in default of any provisions of the obligations or triggering events contained in the agreements for the senior secured notes and warrants and such default is not continuing. However, the guaranty will terminate upon the payment in full of the notes including conversion of the notes into the Company’s common stock.

After the Company’s obligations contained in the agreements for the senior secured notes and warrants have been paid in full, if Daniel C. Montano was required to make any payments pursuant to this guaranty prior to the payment in full of our obligations, the Company will reimburse Daniel C. Montano for any such payments plus simple interest at 7% per annum from the date of the advance by Daniel C. Montano to the date reimbursed by the Company.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Enterprise

The Company is a development stage company as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises.” The Company is devoting substantially all of its present efforts to its formation, fundraising, and product development and approval. Its planned principal operations of selling its pharmaceutical products have not yet commenced. For the period from March 11, 1998 (inception) through March 31, 2007 (unaudited), the Company has accumulated a deficit of $44,564,874. There can be no assurance that the Company will have sufficient funds available to complete its research and development programs or be able to commercially manufacture or market any products in the future, that future revenue will be significant, or that any sales will be profitable. The Company expects operating losses to increase for at least the next several years due principally to the anticipated expenses associated with the proposed product development, clinical trials and various research and development activities.

Stock Split

In February 2004, the Board of Directors approved, with the approval of the shareholders, a forward 100-to-1 common stock split. The accompanying financial statements and notes to the financial statements have been retrospectively restated to reflect this split.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to compensation expense for options, warrants and common stock issued for services.

Cash and Cash Equivalents

For purposes of the statements of cash flow, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Restricted Cash

As of December 31, 2006 and March 31, 2007 restricted cash consisted of $172,361 and $173,807, respectively. The restricted cash is required as collateral for the Company’s credit card holders.

Property, Plant, and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful life of the related asset, which management believes is 3 to 5 years. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments and renewals are capitalized.

Deferred Rent

The Company accounts for property leases with escalation provisions and tenant improvement allowances on a straight line basis, resulting in a consistent charge to the Statement of Operations over the life of the lease. In the early years of the lease, the Company recognizes a liability for excess straight line amounts over the actual rent paid. This liability begins to reduce in the later years of the lease.

Income Taxes

The Company utilizes SFAS No.109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007.

As of March 31, 2007, the Company has unrecognized federal and state tax benefits of approximately $50 million. The Company assessed the potential liability for all uncertain tax positions as required by FIN 48 at January 1, 2007 and March 31, 2007 and the Company concluded that there is no uncertain tax positions that might give rise to potential tax liabilities or to amendment to the accumulated tax losses available for carry forward for application against future taxable income in each of the Company’s taxing jurisdictions.

No interest or penalty related to uncertain tax positions in income tax expense is required to be recognized for the three months ended March 31, 2007. The Company is in the development stage and has incurred losses since its inception. All tax years from inception are subject to examination by the federal and state taxing authorities, respectively. There are no income tax examinations currently in process.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company’s financial instruments, including cash, accounts payable and accrued expenses, and accrued compensation, the carrying amounts approximate fair value due to their short maturities.

Valuation of Derivative Instruments

FAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” requires bifurcation of embedded derivative instruments and measurement of their fair value for accounting purposes. In determining the appropriate fair value, the Company uses the Black-Scholes Model. Derivative liabilities are adjusted to reflect fair value at each period end, with any increase or decrease in the fair value being recorded in results of operations as Adjustments to Fair Value of Derivatives. In addition, the fair value of freestanding derivative instruments such as warrants are valued using Black-Scholes Models.

Research and Development Costs

The Company accounts for research and development costs in accordance with SFAS No.2, “Accounting for Research and Development Costs.” Research and development costs are charged to operations as incurred. Research and development costs consist of expenses incurred by third party consultants, contractors, clinical research organizations, and suppliers in support of pre-clinical research and FDA clinical trials.

Non-monetary Transactions

Common stock issued for goods or services is recorded at estimated market value of the common stock issued or the services performed, whichever is more readily determinable.

Deferred Debt Financing Costs

Costs incurred in connection with the issuance of convertible notes payable are capitalized as deferred debt financing costs. These costs primarily include commissions paid to the placement agent and amortized over the term of the related debt using the straight-line method, and as redemptions occur the Company charges off a proportional amount of the original deferred financing costs to interest expense. This combined method of amortizing debt discount is an acceptable alternative to the effective interest method because the convertible notes are due at maturity (March 2009) and the Company is not obligated to make, nor does it anticipate making interim principal payments. At December 31, 2005 and 2006, March 31, 2006 and 2007 and the period from March 11, 1998 (inception) to March 31, 2007 the deferred financing costs were $0, $1,883,429, $1,553,000, $2,228,358, and $4,364,071, respectively. The deferred financing costs in 2006 and in the first quarter of 2007 include $500,641 and $1,111,480, respectively, associated with pending stock exchange admission costs. During the years ended December 31, 2004, 2005 and 2006, the three month periods ended March 31, 2006 and 2007 and the period from March 11, 1998 (inception) to March 31, 2007, the Company amortized $0, $712,664, $402,631, $14,380, $527,908, and $2,663,623, respectively.

Marketing Expense

The Company has been engaged in a marketing program consisting of corporate recognition and image development within the medical and medical reimbursement industries. These marketing and advertising expenses are recognized as they occur, in accordance with SOP 93-7. During the years ended December 31, 2004, 2005, and 2006, marketing expenses totaled $0, $1,485,161, and $2,733,147, respectively. During the quarters ended March 31, 2006 and 2007 marketing expenses totaled $1,096,582, and $85,732, respectively.

Concentrations of Credit Risk

The Company places its cash and cash equivalent with high quality financial institutions, and at times they may exceed the Federal Deposit Insurance Corporation $100,000 insurance limit. As of December 31, 2004, 2005, and 2006, uninsured portions of cash amounted to $4,310,222, $8,596,051, and $8,475,353, respectively. As of March 31, 2006 and 2007, uninsured portions of cash amounted to $22,980,058 and $2,732,899, respectively.

Loss per Share

The Company calculates loss per share in accordance with SFAS No.128, “Earnings per Share.” Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Because the Company has incurred net losses, basic and diluted loss per share are the same.

The following potential common shares have been excluded from the computation of diluted net loss per share for the years ended December 31, 2004, 2005, and 2006 and for the three months ended March 31, 2006 and 2007 since their effect would have been anti-dilutive:

	December 31, 2004	December 31, 2005	December 31, 2006	March 31, 2006 (Unaudited)	March 31, 2007 (Unaudited)
Convertible preferred stock	2,325,000	—	—	—	—
Stock options	2,755,000	3,160,500	2,455,000	3,212,250	1,556,000
Warrants	1,233,330	375,000	110,000	980,882	—
Convertible notes payable	4,143,000	—	467,000	1,666,667	1,800,000

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) supersedes our previous accounting under SFAS 123 for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 107 (SAB 107) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). The Company has used the Black-Scholes Model to estimate the fair value of stock options granted to employees and consultants since its inception, and therefore this method represents no significant change in the Company’s accounting for options and warrant issuances.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards to employees and directors on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s Statements of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the method as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation (SFAS 123.)”

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. Based on the terms of its plans, the Company did not have a cumulative effect related to its plans. The Company also elected to continue to estimate the fair value of stock options using the Black-Scholes Model. Since the Company’s policy has always been to expense the issuance of options using the fair value based method using the Black-Scholes Model, there is no difference in the basic and diluted loss per share.

During the year ended December 31, 2005, the Company issued 550,500 options with an exercise price of $10.00 to employees and directors from the 2004 Stock Plan. Stock-based compensation expense recognized in the Statement of Operations as research and development and general and administrative expenses under SFAS 123 and SFAS 123(R) for employees and directors for the quarter ended March 31, 2006 and 2007 was $276,173 and $56,491, respectively. For the quarters ended March 31, 2006 and 2007, our stock based compensation in research and development and general and administration were $33,999 and $22,492, respectively.

Stock based compensations for options granted in 2006 and 2007:

Period	Estimated Fair Market Value	Expected Volatility (%)	Risk-Free Interest Rate (%)	Weighted Average Expected Life (years)	Expected Dividend Yield (%)
First Quarter-2006	$240,254	76	4.785	5	0%
Second Quarter-2006	13,270	79	5.125	5	0%
Third Quarter-2006	11,272	77	4.570	10	0%
Fourth Quarter-2006	235,920	77	4.670	10	0%

Total - 2006	$500,716

First Quarter-2007	309	69	4.640	10	0%

Total - 2007	$309

The Company determined the fair value of share-based payment awards to employees and directors on the date of grant using the Black-Scholes Model, which is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards. Prior to 2006, when valuing awards, the Company used the Award’s contractual term as a proxy for its expected terms. For new grants after December 31, 2005, the Company estimated expected term using the “safe harbor” provisions provided in SAB 107. The Company used historical data to estimate forfeitures, of which the Company estimated to be none.

The Company has elected to adopt the detailed method provided in SFAS 123(R) for calculating the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

Recently Issued Accounting Pronouncements

On February 15, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. This option is available to all entities, including not-for-profit organizations. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. Some requirements apply differently to entities that do not report net income. The FASB’s stated objective in issuing this standard is as follows: “to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.” The fair value option established by Statement 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. A not-for-profit organization will report unrealized gains and losses in its statement of activities or similar statement. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. The Company does not believe SFAS No. 159 will have an immediate significant impact on its financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company has adopted FIN 48, see Note R.

In September 2006, FASB Statement No. 157, “Fair Value Measurements,” was issued by the FASB. This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors’ requests for expanded information about the extent to which company’s measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Statement 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. Currently, over 40 accounting standards within GAAP require (or permit) entities to measure assets and liabilities at fair value. Prior to Statement 157, the methods for measuring fair value were diverse and inconsistent, especially for items that are not actively traded. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to-model value. Statement 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. Under Statement 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, Statement 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is evaluating how SFAS 157 will impact its results of operation and financial position.

In September 2006, Staff Accounting Bulletin issued Interpretation No. 108. This new standard provides guidance for the process of qualifying financial statement misstatements. The staff is aware of diversity in practice. For example, certain registrants do not consider the effects of prior year errors on current financial statements, thereby allowing improper assets or liabilities to remain unadjusted. While these errors may not be material if considered only in relation to the balance sheet, correcting the errors could be material to the current year income statement. Certain registrants have proposed to the staff that allowing these errors to remain on the balance sheet as assets or liabilities in perpetuity is an appropriate application of generally accepted accounting principles. The staff believes that approach is not in the best interest of the users of financial statements. The interpretations in this Staff Accounting Bulletin are being issued to address diversity in practice in qualifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. The Company has adopted this principal to address the qualified financial misstatements and prior period errors.

6. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following at December 31, 2005 and 2006 and March 31, 2007:

	December 31,		March 31, 2007 (unaudited)
	2005	2006
	(Dollars in thousands)
Cash in bank	$8,674	$8,503	$2,965
Restricted cash	137	172	174

Total	$8,811	$8,675	$3,139

7. PREPAID AND OTHER CURRENT ASSETS

Prepaid assets at December 31, 2005 and 2006 and March 31, 2007 consisted of the following:

	December 31,		March 31, 2007 (unaudited)
	2005	2006
	(Dollars in thousands)
Prepaid clinical trial costs (a)	$204	$142	$268
Prepaid clinical trial costs—related party (b)	—	396	396
Prepaid insurance (c)	72	83	250
Prepaid professional and legal fees (d)	61	312	97
Prepaid trade shows (e)	84	51	—
Prepaid and current assets (other) (f)	28	282	315

Total	$449	$1,266	$1,326

Prepaid expenses at March 31, 2007

(a)	Includes prepaid amounts associated with clinical trials conducted by contractors such as: bioRASI, Catheter, Perry Scientific, and Beacon Bioscience, and Orthopaedic Education & Research. The balance includes 125,000 for clinical study involving magnetic resonance imaging (“EMRI”) of patients with chronic back pain. These amounts are to be applied against the final invoices and will be recognized in our “Statement of Operations” as Research and Development upon the completion of these trials.

(b)	Is a prepaid amount to Phage Biotechnology a related party. In August 2006, the Company requested Phage conduct the pack-and-fill of the drug product for the PAD Phase I clinical trial. The Company agreed to have Phage conduct the pack-and-fill provided Phage does not exceed the amount of the third-party proposal the Company received. The total project cost is estimated to be $528,000. The Company has paid $396,000 to Phage for this project as of March 31, 2007. Phage has performed per the Company’s contract and is waiting for delivery instructions from the Company. The Company will recognize this expense in our “Statement of Operations” as research and development upon transfer of the goods in 2007.

(c)	Includes prepaid insurance associated with directors and officers which is amortized over a 12 month period to our “Statement of Operations” as general and administrative expense.

(d)	Includes prepaid professional and legal fees associated with SEC counsel, research and development studies, tax advisory services, legal retainer fees and investor relations programs. Legal prepayments are retainer amounts required by our legal providers to initiate services. These retainers remain recorded as prepaid until the relationship or the project is completed. At that time, these retainers will be recognized in our “Statement of Operations” as legal expense. (this includes $50,000 legal counseling fees and $31,580 of research study).

(e)	Includes prepaid amounts associated with trade shows in San Francisco, Florida, London, Las Vegas and Washington D.C. These items will be recognized in our “Statement of Operations” as general and administrative expense as they occur.

(f)	Includes $55,000 of prepaid investor relations expenses and $50,561 of rent for April 2007. Include other prepaid associated with advertising, office expenses, and miscellaneous receivables. These items will be recognized in our “statement of operations” as general and administrative expense as they occur.

Prepaid expenses at December 31, 2006

(a)	Includes prepaid amounts associated with clinical trials conducted by contractors such as: bioRASI and Catheter and Disposables Technologies, Inc. These amounts are to be applied against the final invoices and will be recognized in our “Statement of Operations” as Research and Development upon the completion of these trials.

(b)	Is a prepaid amount to Phage Biotechnology a related party. In August 2006, the Company requested Phage conduct the pack-and-fill of the drug product for the PAD Phase I clinical trial. The Company agreed to have Phage conduct the pack-and-fill provided Phage does not exceed the amount of the third-party proposal the Company received. The total project cost is estimated to be $528,000. The Company has paid $396,000 to Phage for this project as of March 31, 2007. Phage has performed per the Company’s contract and is waiting for delivery instructions from the Company. The Company will recognize this expense in our “Statement of Operations” as research and development upon transfer of the goods in 2007.

(c)	Includes prepaid insurance associated with directors and officers which is amortized over a 12 month period to the “Statement of Operations” as general and administrative expense.

(d)	Includes prepaid legal fees associated with investor relations, SEC counsel, tax advisory services and legal retainer fees. Legal prepayments are retainer amounts required by our legal providers to initiate services. These retainers remain recorded as prepaid until the relationship or the project is completed. At that time, these retainers will be recognized in our “Statement of Operations” as legal expense.

(e)	Includes prepaid amounts associated with trade shows in San Francisco, London, Las Vegas and Washington D.C. These items will be recognized in our “Statement of Operations” as general and administrative expense as they occur.

(f)	Includes $50,848 prepaid amounts associated with consultants who are paid in the beginning of each month, and $47,704 of rent. These items will be recognized in our “Statement of Operations” as general and administrative expense as they occur.

Prepaid expenses at December 31, 2005 include:

(a)	Includes prepaid amounts associated with clinical trials conducted by contractors including: Touchstone Research, bioRasi, Catheter and Disposables Technology, Inc. These amounts are to be applied against the final invoices and will be recognized in our “Statement of Operations” as Research and Development upon the completion of these trials.
(c)	Includes prepaid insurance associated with directors and officers which is amortized over a 12 month period to our “Statement of Operations” as general and administrative expense.

(d)	Includes prepaid legal fees associated with professional fees paid to Lord, Bissell & Brook LLP, Dutton Research Company, LLC and Baker & McKenzie LLP.

(e)	Includes prepaid amounts associated with trade shows in San Francisco, London, Florida, and Washington D.C. These items will be recognized in our “Statement of Operations” as general and administrative expense as they occur.

(f)	This is prepaid software which we will capitalize as “Property and Equipment” upon installation.

8. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005, and 2006 and March 31, 2007 consisted of the following:

	December 31,		March 31, 2007 (Unaudited)
	2005	2006
	(Dollars in thousands)
Furniture, fixtures, computer software, and equipment	$166	$679	$733
Scientific equipment	47	86	86
Leasehold improvements	—	286	288
Less accumulated depreciation	(14)	(164)	(233)

Property and equipment net of accumulated depreciation	$199	$887	$874

Depreciation expense for the years ended December 31, 2004, 2005, 2006, and the period from March 11, 1998 (inception) to December 31, 2006 was $2,299, $11,911, $149,752, and $169,988, respectively. Depreciation expense of $169,988 includes the assets in December 31, 2002 with a value of $6,026 which were fully depreciated and disposed of.

Depreciation expense for the periods ended March 31, 2006 (unaudited) and 2007 (unaudited) and the period from March 11, 1998 (inception) to March 31, 2007 (unaudited) were $4,028, $69,245, and $239,233, respectively. On December 31, 2002, the Company disposed of fully depreciated assets with a value of $6,026.

9. DUE TO AND FROM AFFILIATES

Due to/from affiliates at December 31, 2005, and 2006 and March 31, 2007 consisted of the following:

	December 31,		March 31, 2007 (Unaudited)
	2005	2006
	(Dollars in thousands)
Due to Phage	$—	$(111)	$(40)
Due from Phage	2	38	18

Total	$2	$(73)	$(22)

10. CONVERTIBLE NOTES PAYABLE

Convertible Senior Secured Notes

On March 20, 2006, we entered into a Securities Purchase Agreement with accredited investors for the issuance of an aggregate of $20,000,000 principal amount of convertible notes with offering costs of $1,553,000 representing approximately 7.8%. In connection with the closing of the sale of the notes, we received net proceeds of $18,447,000. The convertible notes are convertible at the option of the holders into 1,666,666 shares of common stock based on a fixed conversion price of $12.00 per share (the “Fixed Conversion Price”) subject to anti-dilution and other customary adjustments. However, the notes are convertible after five months from the closing date at 94% of the average of the preceding five days weighted average trading price, if the result is lower than $12 per share. Conversion of the senior secured notes into the Company’s common stock at other than the Fixed Conversion Price is limited to no more than 10% of the original $20,000,000 note balance per month. The notes mature in March 2009, and bear a resetting floating interest rate of three month LIBOR plus 7%. Substantially all of the Company’s assets secure the notes.

In connection with the Securities Purchase Agreement, we also issued warrants to purchase an aggregate of 705,882 shares of our common stock. The term of the warrants is three years and may be exercised anytime up to March 2009. The warrant exercise price is $8.50 per share.

Conversion of senior secured notes during 2006:

Period	Amount of Senior Secured Notes Converted	Converted to Number of Shares	Average Share Price		Interest Paid During the Period with common stock
Third quarter- 2006	$295,723	110,500		$2.76	$7,576
Fourth quarter -2006	1,601,791	968,971		1.84	25,454

Total -2006	$1,897,514	1,079,471	$		$33,030

First quarter -2007	3,493,266	3,655,993		1.00	72,226

Total -2007	$3,493,266	3,655,993	$		$72,226

The Company sold the notes under the exemption from registration pursuant to Rule 506 of Regulation D under the Securities Act of 1933 (“Regulation D”). The Company subsequently registered the Notes on a Form S-3 registration statement with an effective date of June 12, 2006.

The Company will incur certain penalties if it fails to file and obtain and maintain the effectiveness of a registration statement covering the notes and warrants (collectively “the Securities”), such as cash payments to the note holders calculated under formulas based on the principal amount of the notes and aggregate exercise price of the warrants. The Company may also incur cash damages if the Company fails to issue and deliver certificates of its common stock in a timely manner upon receipt of a notice from a note holder to convert all or a portion of the note holder’s note. The Company may also be required to redeem all or a portion of the principal amount of a note in the event a conversion fails. Under certain triggering events, the Company may be required to redeem all or a portion of the principal amount of a note in the sum of 120% of the principal plus applicable interest. Examples of triggering events are: (i) delisting of the Company’s securities; (ii) failure of a registration statement to be filed; (iii) failure of a registration statement to become effective; and (iv) other triggering events. Other terms and conditions that are material to the Company are: (i) after a triggering event the holder of a note has the option to require the Company to pay a redemption price at the option of a note holder; (ii) a redemption in the event of a change in control at the option of a note holder, (iii) certain events of default; and (iv) the acceleration of payment of a note upon the occurrence of an event of default.

From March 20, 2006 until the first date on which there are no notes outstanding, the Company will have certain restrictions on the payment of dividends or distributions, whether in cash, stock, equity securities or property, in respect to any capital stock or split, combination or reclassification of any capital stock or issuance or authorization of the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, or set any record date with respect to any of the foregoing.

In connection with this financing, closing costs of: (i) $200,000 to purchasers of the notes for legal fees relating to transaction, (ii) an investment banking fee in the amount of $1,200,000 to CK Cooper Company, a party related to one of the Company’s former directors, Alexander G. Montano; and (iii) other expenses related to legal fees in the amount of $153,000. A total of $1,553,000 in transaction fees and expenses were paid by the Company such that the Company realized net proceeds in the amount of $18,447,000.

The following table summarizes Convertible note, discount and derivative values outstanding at December 31, 2006:

Net Proceeds
(Dollars in thousands)
Convertible Notes at face value at March 20, 2006	$20,000
Notes converted into common stock	(1,898)

Convertible Notes at face value at December 31, 2006	18,102
Discounts on Notes:
Embedded derivatives	(7,418)
Warrant derivative	(2,383)

Net convertible notes on December 31, 2006	8,301
Amortization of discount from derivatives	2,743

Convertible notes at December 31, 2006	11,044
Embedded derivatives at fair value at December 31, 2006	419
Warrant derivative at fair value at December 31, 2006	172

Net Convertible notes, embedded derivatives and warrant derivative at December 31, 2006	$11,635

The following table summarizes Convertible note, discount and derivative values outstanding at March 31, 2007:

(Dollars in thousands)
Convertible Notes at face value at March 20, 2006	$20,000
Notes converted into common stock	(5,391)

Convertible Notes at face value at March 31, 2007	14,609
Discounts on Notes:
Embedded derivatives	(5,987)
Warrant derivative	(2,383)

Net convertible notes on March 31, 2007	6,239
Amortization of discount from derivatives	3,624

Convertible notes at March 31, 2007	9,863
Embedded derivatives at fair value at March 31, 2007	124
Warrant derivative at fair value at March 31, 2007	61

Net Convertible notes, embedded derivatives and warrant derivative at March 31, 2007	$10,048

The Company is required to revalue the derivatives in each quarter to determine if the values of these derivatives have changed from period to period, until the notes are redeemed or converted. An increase in value of these derivatives will result in the Company having to record an expense to the Adjustment to Fair Value of Derivatives on the Statement of Operations. Conversely, a decrease in the value of these derivatives will result in the Company having to record income to the Adjustment to Fair Value of Derivatives on the Statement of Operations. The following table summarizes the “Adjustments to Fair Value of Derivatives” as of December 31, 2006:

	Fair Value at March 20, 2006	Change In Fair Value	Adjustments To PIC	Fair Value at Dec. 31, 2006
Embedded derivatives	$8,196	$(5,963)	$(1,814)	$419
Warrant derivatives	2,383	(2,211)	—	172

Change in fair value		$(8,174)

The following table summarizes the “Adjustments to Fair Value of Derivatives” as of March 31, 2007:

Adjustment to Fair Value of Derivatives	Balance December 31, 2006	Adjustment to Fair Value of Derivatives	Adjustments to Paid in Capital	Balance March 31, 2007
			(Dollars in thousands)
Embedded Derivatives	$419	$2,359	$(2,654)	$124
Warrant Derivative	172	(111)	—	61

Adjustment to Fair Value of Derivatives included in other income (expense)		$2,248		$185

During the year ended December 31, 2006 and quarter ended March 31, 2007, conversion by noteholders of convertible notes and interest into common stock and payment of interest in cash each resulted in reclassifying the fair value of the respective derivative feature on the transaction date from liability to equity in an amount aggregating 1,183,382 and $2,654,384 respectively.

Of the total proceeds from the issuance of the notes and warrants, $2,383,334 was allocated to the free standing warrants associated with the notes based upon the fair value of the warrants. The assumptions used in the Black-Scholes Model for determining the initial fair value of the warrants were as follows: (1) dividend yield of 0%; (2) expected volatility of 74.6%, (3) risk-free interest rate of 4.595%, and (4) expected life of 3 years. In accordance with FAS 133, “Accounting for Derivative Instruments and Hedging Activities,” EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock,” and EITF 05-04, “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19,” the amounts allocated to the warrant represent a derivative liability that has been recorded in the accompanying balance sheet at December 31, 2006. The carrying value of warrant derivative at December 31, 2006 has been adjusted to reflect its “fair value” of $172,570 based upon a Black-Scholes Model calculation as follows: (1) dividend yield of 0%, (2) expected volatility of 94.32%, (3) risk-free interest rate of 4.625%, and (4) expected remaining life of 2.25 years. During the period ended December 31, 2006, a decrease in the fair value of the warrant derivative of $2,210,764 was recorded through results of operations as income to the Adjustment to Fair Value of Derivatives. During the quarter ended March 31, 2007, a decrease in the fair value of the warrant derivative of $111,486 was recorded through results of operations as income to the adjustment to Fair Value of Derivatives.

	Fair Value at December 31, 2006	Change in Fair Value	Adjustments to Paid in Capital	Fair Value at March 31, 2007
	(Dollars in thousands)
Conversion Feature Derivative	$321	$2,031	$(2,268)	$84
Interest Conversion Feature	98	328	(386)	40

Total embedded derivatives	$419	$2,359	$(2,654)	$124

The primary components of the “Change in Fair Value of Derivatives” calculations are the changes in our Company’s stock price during the reported period and the volatility in the stock prices of comparable companies used in the Black-Sholes Model. If our Company’s stock price decreases sufficiently, the Company may show “Other Income”, conversely if it increases the Company may show “Other Expense”. Additionally, if the volatility in the stock prices of comparable companies used in the Black-Sholes Model increases sufficiently, the Company may show “Other Income,” conversely, if it decreases, the Company may show “Other Expense.” Since the issuance of the convertible notes to the period ended March 31, 2007, our Company’s stock price has decreased from $7.15 to $1.43. For the same period, the volatility in the stock price of comparable companies used in the Black-Sholes Model increased from 74.6% to 77.3%. As of March 31, 2007, the Company shows $10,942,961 of adjustment to the fair value of derivatives as Other Income.

On March 20, 2006, the fair value of the derivative for the Conversion Feature was determined to be $4,568,164 using a Black-Scholes Model with the following inputs: The stock and exercise price was based on the maximum conversion price of $12.00 as follows: (1) dividend yield of 0%, (2) expected volatility of 74.6%, (3) risk-free interest rate of 4.595%, and (4) expected remaining life of 3.0 years. The carrying value of warrant derivative (conversion feature) at December 31, 2006 has been adjusted to reflect its “fair value” of $320,537 based upon a Black-Scholes Model calculation as follows: (1) dividend yield of 0%, (2) expected volatility of 94.32%, (3) risk-free interest rate of 4.625%, and (4) expected remaining life of 2.25 years. During the year ended December 31, 2006, a decrease in the fair value of the conversion feature liability of $4,247,627 was recorded through results of operations as income to Adjustment to Fair Value of Derivatives. During the quarter ended March 31, 2007, an increase in the fair value of the conversion feature liability of $2,268,000 was recorded through results of operations as income to Adjustment to Fair Value of Derivatives.

On March 20, 2006, the fair value of the derivative for the Interest Conversion Feature was determined to be $3,627,400 using a Black-Scholes Model with the following inputs: The stock and exercise price was based on the a conversion price on the date of the close of $7.15 as follows: (1) dividend yield of 0%, (2) expected volatility of 74.6%, (3) risk-free interest rate of 4.595%, and (4) expected remaining life of 3.0 years. The carrying value of warrant derivative at December 31, 2006 has been adjusted to reflect its “fair value” of $97,928 based upon a Black-Scholes Model calculation as follows: (1) dividend yield of 0%, (2) expected volatility of 94.32%, (3) risk-free interest rate of 4.625%, and (4) expected remaining life of 2.25 years. During the year ended December 31, 2006, a decrease in the fair value of the interest conversion feature liability of approximately $3,529,472 was recorded through results of operations as income to Adjustment to Fair Value of Derivatives. As of March 31, 2007, an increase in the fair value of the interest conversion feature liability of $3,587,063 was recorded through results of operations as income to Adjustment to Fair Value of Derivatives.

The convertible note agreements entered into on March 20, 2006 contain variable share settlement provisions. These provisions require the Company to include the “fair value” of issued and vested non-employee options and warrants in derivative liability accounts on the balance sheet in accordance with EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock.” The reason for this classification is the possibility that the Company may not have enough authorized unissued common stock to meet all of its commitments in the delivery of the Company’s common stock to honor both the contracts related to the convertible notes and the issued and vested non-employee option and warrant contracts. In order to be in the situation of not having enough unissued shares to deliver to the non-employee option and warrant holders, the fair market value of the common stock of the Company would have to be lower than all of the exercise prices of all the option and warrant contracts. In such case, an option or warrant holder would have to exercise his or her options or warrants at a price that would require him or her to pay more than the fair market value of the common stock on the open market. Nonetheless, according to EITF 00-19 the fair value of these option and warrant contracts must be reclassified as a liability. In addition the issued and vested non-employee options and warrants identified as derivative instruments require separate valuation under FAS 133 “Accounting for Derivative Instruments and Hedging Activities” at each balance sheet date and at the date of each exercise or grant of new non-employee options and warrants.

At December 31, 2006, in accordance with the requirements of FAS 133, the fair value of each instrument was computed under the Black-Scholes Model with the following assumptions: (1) dividend yield of 0%, (2) the range of the expected volatility of 71.44% to 84.04%, (3) the range of the risk-free interest rate of 4.62% to 4.83% and (4) the range of the expected life and exercise prices consistent with each individual instrument resulting in an increase to the individual derivates and additional expense for “Adjustment to Fair Value of Derivatives” of $8,128,940 for the Option Derivative and $2,261,536 for the warrant derivative for a total of $10,390,476 for the year ended December 31, 2006.

At March 31, 2007, in accordance with the requirements of FAS 133, the fair value of each instrument was computed under the Black-Scholes Model with the following assumptions: (1) dividend yield of 0%, (2) the range of the expected volatility of 66.97% to 70.86%, (3) the range of the risk-free interest rate of 4.54% to 4.58% and (4) the range of the expected life and exercise prices consistent with each individual instrument resulting in a decrease to the individual derivates and additional income for “Adjustment to Fair Value of Derivatives” of $(186,000) for the Option Derivative and $(489,000) for the warrant derivative for a total of $(675,000) for the three months ended March 31, 2007 and is summarized as follows:

	Fair Value At December 31, 2006	Change in Fair Value	Net Additions/Deletions For new issuances conversion, exercises	Adjustments to PIC	Fair Value At March 31, 2007
	(Dollars in thousands)
Option Derivative	$1,406	$(186)	$14	$436	$1,670
Warrant Derivative	366	(489)	400	—	277

Warrant and Option Derivatives Non-Employees	1,772	(675)	414	436	1,947

In the fourth quarter of 2006, the Company granted 150,000 options with an exercise price of $10.00 to non-employees. The Company estimated the fair value on the dates of grant of the options granted to be approximately $228,000 using the Black-Scholes Model. All options were issued for future services and will be expensed over the vesting period. The fair value of the portion of these options vesting during the three months ended March 31, 2007 of $14,242 and in the aggregate of $83,671 has been classified as part of the option derivative. The Black-Scholes Model assumptions were as follows: Expected life of 10 years, volatility of 77 percent, risk free rate of interest of 4.67-4.58% and an expected dividend yield of zero.

In April 2006, the Company granted 250,000 warrants with an exercise price of $10.00 to a non-employee Officer/Director. The Company estimated the fair value on the date of grant of the warrants granted to be $1,602,500 using the Black-Scholes Model. All warrants were issued for past services and will be expensed over a one year vesting period. The fair value of the portion of these warrants that vested during the three months ended March 31, 2007 of $400,643 and in aggregate $1,602,500 has been reclassified as part of the warrant derivative. The Black-Scholes Model assumptions were as follows: Expected life of 10 years, volatility of 79 percent, risk free rate of interest of 5.125% and an expected dividend yield of zero.

The Company filed an S-3 which became effective on June 12, 2006 upon which the Company could have chosen to pay the interest with 136,796 shares of stock in-lieu of cash; however, the Company has chosen to pay the interest in cash of $598,356. On April 2, 2007, the Company paid interest in cash of $440,492 for the quarter ended March 31, 2007. The interest rate for the three-month period ended March 31, 2007 was 12.36%.

The accounting for the notes and warrants resulted in deferred financing costs, discount for warrant derivatives and discount for embedded derivatives. These amounts, determined as of March 20, 2006 (the date of closing), will be amortized on a straight line basis into interest expense over the life of notes and warrants. The following tables summaries these amounts as of December 31, 2006 and March 31, 2007:

	Deferred Finance Costs	Discount for Warrant Derivative	Discount for Embedded Derivatives	Addition to Interest Expense
	(Dollars in thousands)
Balance March 20, 2006 (closing date)	$1,553	$2,383	$8,196	—
Adjustment on the estimated legal expenses on the convertible notes	(23)			(23)
Percent change for conversion to common stock for December 31, 2006	(147)	—	(778)	(925)
Amortization for the period March 20, 2006 (date of closing) through December 31, 2006 charged to interest expense	(403)	(618)	(2,125)	(3,146)

Remaining deferred costs and discount to be amortized	$980	$1,765	$5,293	$(4,094)

	Deferred Finance Costs	Discount for Warrant Derivative	Discount for Embedded Derivatives	Addition to Interest Expense
	(Dollars in thousands)
Balance March 20, 2006 (closing date)	$1,553	$2,383	$8,196	$—
Adjustment on the estimated legal expenses on the convertible notes	(23)			(23)
Percent change for conversion to common stock for March 31, 2007	(413)		(2,209)	(2,622)
Amortization for the period March 20, 2006 (date of closing) through March 31, 2007 charged to interest expense	(528)	(817)	(2,808)	(4,153)

Remaining deferred costs and discount to be amortized	$589	$1,566	$3,179	$(6,798)

        Deferred financing costs relating to obtaining the Convertible Notes were capitalized and amortized over the term of the related debt using the straight-line method. As redemptions occur the Company will charge off a proportional amount of the original deferred financing costs to interest.

Daniel C. Montano Guaranty

On March 20, 2006, Daniel C. Montano, the Company’s Chairman, Co-President and CEO, entered into a Guaranty Agreement whereby he guaranteed any and all obligations of the Company resulting from the sale on March 20, 2006 of $20,000,000 of senior secured notes and warrants (see Note 3).

After our obligations contained in the agreements for the senior secured notes and warrants have been paid in full, if Daniel C. Montano was required to make any payments pursuant to this guaranty prior to the payment in full of our obligations, Cardio will reimburse Daniel C. Montano for any such payments plus simple interest at 7% per annum from the date of the advance by Daniel C. Montano to the date reimbursed by us.

Pre IPO Debt

The Company issued convertible debt in the years ended December 31, 2002, 2003 and 2004, payable to various individuals, as summarized below. During the year ended December 31, 2005, the Series I, Series II and Series IIa convertible promissory notes were converted into 4,228,000 shares of common stock. Four note holders of convertible notes chose not to convert their notes into common stock and these notes with a total of $30,000 were paid during the year ended December 31, 2005.

Convertible note holders were required to notify the Company regarding their intent to convert their convertible notes into common stock in the 30-day period following the completion of the Company’s IPO.

Series I Convertible Promissory Notes

The Series I Convertible Promissory Notes were payable in one installment on the earlier of (i) thirty-six months from the date of issuance or (ii) 30 days after the successful completion of the Company’s IPO. The notes were convertible at the option of the holder into the Company’s common stock. Interest at 7% per annum, compounded annually, was payable within 30 days of when the notes payable were due or converted into shares of the Company’s common stock. The conversion price for each share equaled $2 per share, provided however, if the purchase price of shares at the completion of the IPO was less than $4 per share, the conversion price would have been adjusted to equal 50% of the IPO price.

Series II Convertible Promissory Notes

The Series II Convertible Promissory Notes were payable in one installment on the earlier of (i) 36 months from the date of issuance or (ii) 30 days after the successful completion of the Company’s IPO. The notes were convertible at the option of the holder into the Company’s common stock. Interest at 7% per annum, compounded annually, was payable within 30 days of when the notes payable were due or converted into shares of the Company’s common stock. The conversion price for each share equaled $4 per share, provided however, if the purchase price of shares at the completion of the initial public offering was less than $8 per share, the conversion price would have been adjusted to equal 50% of the initial public offering price.

These notes have been converted into common shares.

Series IIa Convertible Promissory Notes

In July 2004, the Company sold $800,000 of convertible notes payable Series IIa. The terms of the convertible notes payable Series IIa are identical to the terms of the convertible notes payable Series II, as discussed above.

The convertible promissory notes were payable in one installment on the earlier of (i) thirty-six months from the date of issuance or (ii) 30 days after the successful completion of the Company’s initial public offering. The notes were convertible at the option of the holder into the Company’s common stock. Interest at 7% per annum, compounded annually, was payable within 30 days of when the convertible notes payable were due or converted into shares of the Company’s common stock. The conversion price for each share equaled $4 per share, provided however, if the purchase price of shares at the completion of the initial public offering was less than $8 per share, the conversion price would have been adjusted to equal 50% of the IPO price.

Components of Interest Expense

During the year ended December 31, 2004, the Company issued Series II and Series IIa convertible promissory notes with an imbedded beneficial conversion feature. As such, in accordance with EITF Issue No. 98-5, “Accounting for Securities with Beneficial Conversion Feature or Contingently Adjustable Conversion Ratio,” and EITF Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” the difference between the conversion price and the Company’s estimated fair market value of its stock price on the commitment date of the notes was calculated to be $2,050,000. The Company’s estimate of fair market value resulting in a beneficial conversion feature was based on the “Letter of Intent” with the underwriters. This amount will be recognized in the “Statement of Operations” as interest expense during the period from the commitment date of the notes to the maturity dates of the notes.

The Company recognized interest expense resulting from the beneficial conversion feature of $1,339,999, $710,001, $0, and $2,050,000, respectively, for the years ended December 31, 2004, 2005, and 2006 and the period from March 11, 1998 (inception) to December 31, 2006.

The Company recognized interest expense resulting from the beneficial conversion feature of $0, $0, and $2,050,000, respectively, for the three month periods ended March 31, 2006, and 2007 and the period from March 11, 1998 (inception) to March 31, 2007.

Since the convertible promissory notes have a reset provision upon the completion of the IPO, the Company retested the convertible notes payable for the beneficial conversion feature. Where the Company has issued convertible notes payable with beneficial conversion feature, the difference between the conversion price and the fair value of the common stock, at the effective initial public offering date, will be recorded as a debt discount and will be amortized to interest expense over the redemption period of the convertible notes payable in accordance with EITF Issue No. 98-5, “Accounting for Securities with Beneficial Conversion Feature or Contingently Adjustable Conversion Ratio,” and EITF Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.” No additional Beneficial Conversion feature was required to be recovered.

In connection with convertible notes payable Series I, II, IIa, the Company incurred total financing costs of $2,135,715. These costs had been capitalized and were being amortized over the term of the convertible notes payable. During the years ended December 31, 2004, 2005, 2006, and the period from March 11, 1998 (inception) to December 31, 2006 total financing costs of $1,030,417, $712,664, $0 and $2,135,715 respectively, were charged to interest expense.

In connection with convertible notes payable Series I, II, IIa, the Company incurred total financing costs of $2,135,715. These costs had been capitalized and were being amortized over the term of the convertible notes payable. During the three month periods ended March 31, 2006, 2007, and the period from March 11, 1998 (inception) to March 31, 2007 total financing costs of $0, $0 and $2,135,715, respectively, were charged to interest expense.

For the years ended December 31, 2004, 2005, 2006, and the period from March 11, 1998 (inception) to December 31, 2006, the interest expense on the Series I, II and IIa convertible notes was $882,308, $166,820, $0 and $1,357,285, respectively.

For the three month periods ended March 31, 2006, 2007, and the period from March 11, 1998 (inception) to March 31, 2007, the interest expense on the Series I, II and IIa convertible notes was $0, $0 and $1,357,285, respectively.

For the years ended December 31, 2004, 2005, 2006, and the period from March 11, 1998 (inception) to December 31, 2006, the senior secured convertible notes was $0, $0, $5,961,534 and $5,961,534, respectively, of which $2,742,675 of the interest expense is the amortization of the derivative liabilities, and $402,631 is the amortization of deferred financing cost.

For the three month periods ended March 31, 2006, 2007 and the period from March 11, 1998 (inception) to March 31, 2007, the senior secured convertible notes were $0, $3,220,180, and $9,181,714, respectively, of which $0 and $2,313,038 of the interest expense is the amortization of the derivative liabilities and $0 and $392,115 is the amortization of deferred financing cost for the quarter ended March 31, 2006 and 2007, respectively.

11. STOCKHOLDERS’ EQUITY

Preferred Stock

During the year ended December 31, 2005, nine convertible preferred shareholders elected to convert 23,250 of their preferred shares into 2,325,000 shares of common stock. The 2,000,000 shares of common stock, which as of December 31, 2004 had not been issued, but were classified as committed common stock, were issued during this period. At December 31, 2005 all issued preferred stock has been converted into common stock.

Common Stock

During the period ended December 31, 2004, 11 convertible preferred shareholders elected to convert 28,100 of their convertible preferred shares into 2,810,000 shares of common stock. At December 31, 2004, 2,000,000 shares of common stock had not been issued and were classified as committed common stock and were subsequently issued in 2005.

During the year ended December 31, 2004, 72 convertible Series I, II, and IIa note holders elected to convert $4,531,200 of notes into 1,649,550 shares of common stock.

On February 11, 2005, the Company’s S-1 registration for the issuance of 1,500,000 new common shares was declared effective. On February 16, 2005, the Company’s Initial Public Offering (IPO) was closed, and the Company received gross proceeds of $15,693,000 and incurred underwriting discounts, expenses and commissions of $1,681,875 and offering expenses payable by us of $655,500, resulting in net proceeds of $13,622,500.

On March 10, 2005, the underwriter exercised its option for the over-allotment and the Company issued 225,000 common shares for proceeds to the Company of $2,030,625.

At December 31, 2005, the convertible notes payable have been converted into common stock except $30,000 for which holders elected to be repaid. All common stock to be issued resulting from the conversion has been issued.

During the year ended December 31, 2005, nine convertible preferred shareholders elected to convert 23,250 of their preferred shares into 2,325,000 shares of common stock. In addition, six stock option holders exercised options to purchase 123,466 shares of common stock.

Conversion of senior secured notes:

Period	Amount of Senior Secured Notes Converted	Converted to Number of Shares	Average Share Price	Interest Paid During the Period with common stock
Third quarter—2006	$295,723	110,500	$2.76	$7,576
Fourth quarter—2006	1,601,791	968,971	1.84	25,454

Total—2006	$1,897,514	1,079,471		$33,030

First quarter—2007	3,493,266	3,655,993	$1.00	72,226

Total—2007	$3,493,266	3,655,993		$72,226

Stock Option Transactions

Recent option and warrant transactions:

Date	Number of Option or Warrant Holders	Number of Options Exercised	Number of Warrants Exercised	Exchange for Shares of Common Stock
December 2005	1	—	933,330	848,482

Total - 2005	1	—	933,330	848,482

March 2006	1	—	100,000	89,116
April 2006	2	55,000	—	55,000
August 2006	1	200,000	—	200,000
September 2006	1	10,000	—	10,000
December 2006	1	200,000	—	200,000

Total - 2006	3	465,000	100,000	554,116

January-2007	1	80,000	—	80,000
February-2007	1	80,000	—	80,000
March-2007	1	60,000	—	60,000

Total - 2007	1	220,000	—	220,000

In May 2006, 20 commemorative shares which had a fair value of $122 were issued to the founders and the executives.

The Company has the ability to issue stock options to both employees and non-employees outside of its formal stock option plans. It is management’s intent to grant all options at exercise prices not less than 85% of the fair value of the Company’s common stock, as the Board of Directors determines on the date of grant. Options typically expire ten years from the date of grant. During the period from March 11, 1998 (inception) through December 31, 2006, the Company had granted options to both employees and consultants. The Company accounts for stock option transactions in accordance with SFAS 123R as discussed in Note 5.

Stock option granted for 2006 and 2007:

Stock Option Transactions	Options Granted	Exercise Price	Estimated Fair Value	Weighted Average Expected Life (years)	Approximate Volatility (%)
February 2006 (a)	50,000	$10.00	$234,830	5	76
March 2006 (b)	1,250	10.00	5,424	5	76
April 2006 (b)	3,000	10.00	13,270	5	79
July 2006 (b)	1,000	10.00	3,140	10	77
August 2006 (b)	2,800	10.00	5,992	10	77
September 2006 (b)	1,000	10.00	2,140	10	77
October 2006 (b)	100,000	10.00	185,000	10	77
November 2006 (b)	6,000	10.00	7,920	10	77
December 2006 (b)	50,000	10.00	43,000	10	77

Total -2006	215,050		500,716

January 2007 (b)	250	10.00	171	10	69
February 2007 (b)	250	10.00	138	10	69
March 2007 (b)	—	—	—	—	—

Total -2007	500		$309

All options were granted from 2004 stock plan (defined next page). The fair value was estimated using Black-Scholes Model with an expected dividend yield of zero.

(a) All options were issued for the past services and therefore expensed on the date of grant.

(b) All options were issued for future services and will be expensed over the life of the options.

During the three month period ended March 31, 2007, non-employee option holders exercised 160,000 options resulting in a reduction of the Option Derivative liability. Adjustments to additional paid in capital were made for the reduction in the fair value of the derivative feature of each option as of the date of the option exercise. Using a Black-Scholes Model with the following criteria: (1) dividend yield of 0%; (2) expected volatility of 70.97%-71.55%; (3) risk-free interest rate of 4.51%-4.87%; (4) expected remaining life of 2.80-3.03 years, a decrease in the fair value of the option derivative liability of $122,698 was recorded to additional paid in capital.

Stock option transactions for 2005 and prior years:

During the year ended December 31, 2005, the Company issued 550,500 options from the 2004 Stock Plan with an exercise price of $10.00 to employees and directors, and six stock option holders executed their options to purchase 124,500 shares of common stock. Of the total 124,500 stock options exercised, 20,000 stock options were exercised cashless.

In July 2004, the Company established the CardioVascular BioTherapeutics, Inc. 2004 Stock Plan (the “2004 Stock Plan”) permitting the awards of (a) incentive stock options within the meaning of section 422 of the Code, (b) non-qualified stock options, (c) stock appreciation rights, and (c) restricted stock to directors, officers, employees and consultants. The Company reserved 5,000,000 shares for the 2004 Stock Plan and limited the maximum number of shares to be granted to any one individual in one year to 500,000.

On March 1, 2004, the Company granted 25,000 options to non-employees. The Company estimated the fair value of the options granted to be $21,385 using the Black-Scholes Model. All options were issued for past services and therefore expensed on the date of grant. The Black-Scholes Model assumptions were as follows: Expected life of 5 years, risk-free rate of interest of 1.02%, volatility of 76% and an expected dividend yield of zero.

During the year ended December 31, 2003, no options were granted to employees. However, during the year ended December 31, 2004, the Company issued 40,000 options to employees. The Company estimated the fair value of the options granted to be $57,792 using the Black-Scholes Model. All options were issued for past services and therefore expensed on the date of grant. The Black-Scholes Model assumptions were as follows: Expected life of 5 years, risk free rate of interest of 1.03% to 1.50%, volatility of 76% and an expected dividend yield of zero.

During the year ended December 31, 2002, no options were issued to non-employees. On September 1, 2003, the Company granted 90,000 options to non-employees. The Company estimated the fair value of the options granted to be $47,120 using the Black-Scholes Model. All options were issued for past services and therefore expensed on the date of grant. The Black-Scholes Model assumptions were as follows: Expected life of 5 years, risk free rate of interest of 1.39%, volatility of 76% and an expected dividend yield of zero.

Except as noted above, no other compensation expense has been recognized in connection with grants of employee and non-employee stock options. Stock option activity as of December 31, 2006 and March 31, 2007 is as follows:

	Employees		Non-Employees		Total
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at December 31, 2005	1,170,500	$0.30-$10.00	1,990,500	$0.30-$10.00	3,161,000	$0.30-$10.00
Granted	15,050	10.00	200,000	10.00	215,050	10.00
Exercised	—	—	465,000	0.30-.50	465,000	0.30-0.50
Forfeitures	—	—	—	—	—	—

Outstanding at December 31, 2006	1,185,550	$0.30-$10.00	1,725,500	$0.30-$10.00	2,911,050	$0.30-$10.00
Granted	500	10.00	—	—	500	10.00
Transferred	440,000	0.30	440,000	0.30-0.50	—	0.30
Exercised	60,000	0.30	160,000	0.30	220,000	0.30-.50
Forfeitures	—	—	150,000	10.00	150,000	10.00

Outstanding at March 31, 2007	686,050	$0.30-10.00	1,855,500	$0.30-10.00	2,541,550	$0.30-10.00

Weighted average exercise price of options granted and exercisable and the weighted average remaining contractual life for options outstanding as of December 31, 2006 and March 31, 2007 was as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life Years	Intrinsic Value
As of December 31, 2006
Employees—Outstanding	1,185,500	$1.80	3.86	2,133,990
Employees—Expected to Vest	229,758	1.80	3.86	413,564
Employees—Exercisable	955,792	1.80	3.86	1,720,651
Non-Employees—Outstanding	1,725,500	3.61	6.21	1,221,300
Non-Employees—Expected to Vest	112,500	10.00	9.75	—
Non Employees—Exercisable	1,613,000	3.61	6.21	1,221,300
As of March 31, 2007
Employees—Outstanding	686,050	2.90	4.44	1,989,545
Employees—Expected to Vest	73,621	2.90	4.44	213,501
Employees—Exercisable	612,429	2.01	4.44	1,230,982
Non-Employees—Outstanding	1,855,500	2.59	5.45	4,805,745
Non-Employees—Expected to Vest	103,125	2.59	5.45	267,094
Non Employees—Exercisable	1,752,375	2.34	5.45	4,100,558

During the first quarter of 2007, as a function of law, 440,000 existing fully vested employee stock options with an exercise price of 0.30 were transferred to a non-employee. The Company estimated the fair value on the date of transfer of the options to be approximately 435,600 using the Black-Scholes Model and has reclassified the estimated fair value from equity to option derivative liability. The Black-Scholes Model assumptions were as follows: Expected life of 10 years, volatility of 71.22%, risk free rate of interest of 4.85% and an expected dividend yield of zero.

Warrants

Warrants have only been issued to outside parties and have never been issued to employees. In December 2000, the Company issued a warrant to purchase 933,330 shares of common stock at an exercise price of $0.40 per share to an individual in connection with assisting in closing a private placement. The fair value of the warrant was determined using the Black-Scholes Model and the value of $115,475 was recorded as a reduction of the net proceeds received in the private placement. The Black-Scholes Model assumptions were as follows: Expected life of 3.5 years, risk free rate of interest of 5.02%, zero volatility and an expected dividend yield of zero. The warrants fully vested in December 2001 and expired in December 2005. However, prior to the expiration date in December 2005 the holder of the warrants elected to exercise 933,330 warrants in exchange for 848,482 shares of common stock. The exercise of these warrants was cashless.

In January 2001, the Company issued a warrant to purchase 100,000 shares of common stock at an exercise price of $0.80 per share to an individual in connection with consulting services rendered. The warrant was deemed to have no value as determined using the Black-Scholes Model. The Black-Scholes Model assumptions were as follows: Expected life of 5 years, risk-free rate of interest of 4.89%, zero volatility and an expected dividend yield of zero. The warrant was fully vested on the date of grant and was exercised in March 2006.

In June 2003, the Company issued a warrant to purchase 200,000 shares of common stock at an exercise price of $2.00 per share to an individual in connection with consulting services rendered. The fair value of the warrant was determined using the Black-Scholes Model and the value of $119,744 was recorded as a compensation expense in the Statement of Operations. The Black-Scholes Model assumptions were as follows: Expected life of 5 years, risk-free rate of interest of 0.94%, volatility of 76% and an expected dividend yield of zero. The warrant fully vested on the date of grant and expires in June 2013.

On February 16, 2005, the Company sold a warrant for 75,000 shares of common stock at 125% of the IPO price for $75.00 to the underwriter pursuant to the underwriting agreement. The warrants have a term of six months commencing on the effective date of the IPO, February 11, 2005.

In April 2006, the Company granted 250,000 warrants with an exercise price of $10.00 to an officer director. The Company estimated the fair value of the warrants granted to be $1,602,500 using the Black-Scholes Model. All warrants were issued for past services and will be expensed over the vesting period of the warrants which is one year. The Black-Scholes Model assumptions were as follows: Expected life of 10 years, volatility of 79%, risk-free rate of interest of 5.125% and an expected dividend yield of zero.

Warrant activity for the years ended December 31, 2005 and 2006 and for the three month period ended March 31, 2007 (unaudited) is as follows:

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding at December 31, 2005	375,000	$3.78
Granted	250,000	10.00
Sold	705,882	8.50
Exercised	(100,000)	0.80
Forfeited	—	—

Outstanding at December 31, 2006	1,230,882	$7.88
Granted	—	—
Sold	—	—
Exercised	—	—
Forfeited	—	—

Outstanding at March 31, 2007	1,230,882	$7.99

Warrants exercisable at December 31, 2005	375,000	3.78

Warrants exercisable at December 31, 2006	1,168,382	7.88

Warrants exercisable at March 31, 2007	1,230,882	7.99

The following table summarizes information about warrants outstanding at March 31, 2007 (unaudited):

Range of Exercise Prices	Warrants Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Warrants Exercisable	Weighted Average Exercise Price
$2.00	200,000	6.23	$2.00	200,000	$2.00
$8.50	705,882	1.97	8.50	705,882	8.50
$10.00	250,000	9.04	10.00	250,000	10.00
$12.50	75,000	1.88	12.50	75,000	12.50

Total	1,230,882			1,230,882

Authorized Shares

At the Company’s 2005 Annual Meeting of Stockholders, held on May 23, 2005, the shareholders approved to amend the Certificate of Incorporation to increase the number of authorized shares of Common Stock to 400,000,000 shares. They also authorized the board of directors at its discretion to implement a two-for-one (2:1) stock split in the Common Stock of the Company, if at all, prior to the 2006 Annual Meeting of Stockholders.

12. RELATED PARTY TRANSACTIONS

	For the Years Ended December 31,			For the Period from March 11, 1998 (Inception) to December 31, 2006
	2004	2005	2006
	(Dollars in thousands)
Fees Paid to:
Daniel C. Montano (Chairman of the Board, Co-President and Chief Executive Office) (a)	$—	$—	$—	$200
Daniel C. Montano (Chairman of the Board, Co-President and Chief Executive Office) (b)	286	432	480	1,816
Vizier Management Company (c)	—	—	—	116
GHL Financial Services Ltd. (“GHL”) (d)	980	16	40	2,225
Dr. Thomas Stegmann M.D. ( the Company’s Co-founder, Co-President, and Chief Medical Officer (e)	258	587	500	1,489
C.K. Capital International and CK Capital Corporation (f)	—	20	1,218	1,763
Dr. Wolfgang Preiemer (the Company’s Co-founder) (e)	25	56	80	282

Total	$1,549	$1,111	$2,318	$7,891

(a)    Consulting fees.

(b)    Employment services.

(c)    Vizier Management Company is controlled by Daniel C. Montano. The Company paid Vizier for consulting.

(d)    A director is a principal and owns 4.42% of the Company for the overseas sale of the Company’s convertible notes payable and Preferred Stock.

(e)    Fees were paid for assisting the Company in the development process of its products.

(f)     C.K. Capital International and C&K Capital Corporation is controlled by Alex Montano, son of Daniel C. Montano.

		For the Three Month Periods Ended March 31,		For the Period from March 11, 1998 (Inception) to March 31, 2007 (Unaudited)
		2006 (Unaudited)	2007 (Unaudited)
		(Dollars in thousands)
Fees Paid to:
Daniel C. Montano (Chairman of the Board, Co-President and Chief Executive Office) (a)		$—	$—	$200
Daniel C. Montano (Chairman of the Board, Co-President and Chief Executive Office) (b)		129	129	1,945
Vizier Management Company (c)		—	—	116
GHL Financial Services Ltd. (“GHL”) (d)		5	20	2,245
Dr. Thomas Stegmann M.D. ( the Company’s Co-founder, Co- President, and Chief Medical Officer (e)		125	120	1,609
C.K. Capital International and C&K Capital Corporation (f)		1,208		1,763
Dr. Wolfgang Preiemer (the Company’s Co-founder) (e)		15	20	302

Total		$1,482	$289	$8,180

(a)	Consulting fees.

(b)	Employment Services.

(c)	Vizier Management Company is controlled by Daniel C. Montano. The Company paid Vizier for consulting.

(d)	A director is a principal and owns 4.42% of the Company for the overseas sale of the Company’s convertible notes payable and Preferred Stock.

(e)	Fees were paid for assisting the Company in the development process of its products.

(f)	C.K. Capital International and CK Capital Corporation is controlled by Alex Montano, son of Daniel C. Montano.

On March 15, 2006, the Company entered into a Standard Lease Guaranty (the “Lease Guaranty”) of the Standard Industrial Net Lease between Canta Rana Ranch, L.P., a California limited partnership, and Phage (the “Lease Agreement”). Pursuant to the Lease Guaranty, the Company guarantees full performance of all of Phage’s obligations under the Lease Agreement (see Note 12).

During August 2006, the Company requested Phage conduct the pack-and-fill of the drug product for the PAD Phase I clinical trial. The Company agreed to have Phage conduct the pack-and-fill provided Phage does not exceed the amount of the third-party proposal we received. The total project cost is estimated to be $528,000. The Company has paid $396,000 to Phage for this project as of March 31, 2006. Phage has performed per our contract and is waiting for delivery instructions from our company. We will recognize these expenses in our statement of operation upon transfer of the goods in 2007.

13. INCOME TAXES

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007.

As of March 31, 2007, the Company had unrecognized federal and state tax benefits of approximately $50 million. The Company assessed the potential liability for all uncertain tax positions as required by FIN 48 at January 1, 2007 and March 31, 2007 and the Company concluded that it has no uncertain tax positions that might give rise to potential tax liabilities or to amendment to the accumulated tax losses available for carry forward for application against future taxable income in each of the Company’s taxing jurisdictions.

No interest or penalty related to uncertain tax positions in income tax expense is required to be recognized for the three month period ended March 31, 2007. The Company is in the development stage and has incurred losses since its inception. All tax years from inception are subject to examination by the federal and state taxing authorities, respectively. There are no income tax examinations currently in process.

At March 31, 2007, the Company had net operating loss carry forwards for federal and state income tax purposes of approximately $51,144,000 and $50,181,000, respectively, as compared to $45,150,000 and $44,180,000 at December 31, 2006. These losses expire through 2021. The utilization of net operating loss carry forwards may be limited in the event of an ownership change under the provisions of Internal Revenue Code Section 382 and similar state provisions. The Company also has a federal research and development credit carry forward of $659,000.

For the three month period ended March 31, 2007, the Company recognized tax benefits in the amount of $3,255,834 related to temporary differences and the benefit of losses carried forward and recorded a valuation allowance against these tax benefits of an equal amount. Accordingly, no deferred income tax benefit has not been recognized in these financial statement since management does not believe the recoverability of the deferred tax assets during the foreseeable future is more likely than not.

Significant components of the provision for income taxes for the years ended December 31, 2004, 2005, and 2006 were as follows:

	December 31,
	2004	2005	2006
	(Dollars in thousands)
Current
Federal	$—	$—	$—
State	0.80	0.80	0.80
Deferred
Federal	—	—	—
State	—	—	—

Provision for income taxes	$0.80	$0.80	$0.80

A reconciliation of the expected income tax (benefit) computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended December 31, 2004, 2005, and 2006:

	December 31,
	2004	2005	2006
Income tax computed at federal statutory tax rate	34.00%	34.00%	34.00%
State taxes, net of federal benefit	5.80	5.49	5.85
Deferred stock compensation	—	—	4.29
Change in valuation allowance	(39.69)	(38.91)	(42.28)
Other	(0.12)	(0.59)	(1.86)

Total	(0.01)%	(0.01)%	(0.00)%

Significant components of the Company’s deferred tax assets (liability) at December 31, 2004, 2005, and 2006 consisted of the following:

	December 31,
	2004	2005	2006
	(Dollars in thousands)
Deferred tax assets (liabilities)
Net operating loss carry-forwards	$6,382	$10,740	$19,256
Accrual to cash	649	(64)	(22)
Deferred stock compensation	224	964	1,673
Accrued interest payable	—	—	238
Derivative instruments	—	—	(2,771)
Other	—	(3)	(21)
Tax Credits	—	173	592
State taxes	(509)	(816)	(1,265)
Valuation allowance	(6,746)	(10,994)	(17,680)

	$—	$—	$—

As of December 31, 2006, the Company had a net operating loss carry forwards for the federal and state income tax purposes of approximately $45,147,000 and $44,185,000, compared to December 31, 2005, $24,934,000 and $24,992,000, respectively, which expire through 2008 to 2018. The utilization of net operating loss carry forwards may be limited due to the ownership change under the provisions of Internal Revenue Code Section 382 and similar state provisions. The Company also has a federal research and development credit carry forward of $592,151.

The net operating loss carry-forwards are the only significant deferred income tax assets of the Company. They have been offset by a valuation allowance since management does not believe the recoverability of this deferred tax assets during the next fiscal year is more likely than not. Accordingly, a deferred income tax benefit for the years ended December 31, 2004, 2005 and 2006, has not been recognized in these financial statements.

14. COMMITMENTS AND CONTINGENCIES

Leases

In April 2004, the Company entered into a non-cancelable operating lease agreement for office space that requires monthly payments of $5,882 and expires in October 2005. On May 2004, the Company gave a deposit of $5,900. The company vacated this facility in October 2005.

In August 2004, the Company guaranteed Phage’s obligations under a non-cancelable operating lease for laboratory and office space at University of California Irvine Research Center. The lease is for 11,091 rentable square feet for the period December 1, 2004 through August 31, 2006, and provides for a monthly rent of approximately $35,500 plus shared building operating expenses. During 2004 and 2005, the Company sub-leased space from Phage for approximately $2,800 per month as part of the agreement for administrative services.

In November 2005, the Company entered into a five-year operating lease for its corporate headquarters commencing on March 1, 2006. The lease provides for a renewal option for an additional five years. The lease provides for increases in annual rental payments of approximately 3%. Also, the agreement requires the Company to pay its share of certain common operating costs that are to be assessed annually. Our deferred rent as of March 31, 2007 was $27,003.

Cardio entered into a Second Amendment dated September 8, 2006 (to be effective as of September 1, 2006) for the expansion space use of administrative offices in Las Vegas. The Second Amendment commences on August 29, 2006 and shall run coterminous with the term of that certain lease, dated November 1, 2005 for the space, consisting of 7,190 square feet of rentable space and expires on February 28, 2011. In total, including the annual base rent, Cardio will pay approximately $465,596 in base rent for the expansion space throughout the term of the Lease. Our deferred rent as of March 31, 2007 was $1,897.

Cardio entered into a Lease Agreement dated August 7, 2006 with Nancy Ridge LLC, a Delaware limited liability company, for the use of general office and laboratory space in San Diego, CA. The Lease commences on September 1, 2006 and expires on May 13, 2013, at which time the Company will have the option of extending the lease by five years on the same terms and conditions of the Lease. The Company has paid Nancy Ridge a fully refundable security deposit in the amount of $57,804, and further agrees to pay $15,228 per month excluding an estimated 4% annual increase for the term of the Lease for the use of 6,768 square feet of general office and laboratory space. Our deferred rent as of March 31, 2007 was $85,017. Our Security deposit is refundable thirty days upon termination of the lease.

For the years ending December 31, 2004, 2005, 2006 and the three month periods ended March 31, 2006 and 2007, the Company paid a total rent expense of $0, $0, $220,956, $55,625 and $124,733, respectively for our corporate office in Las Vegas, and our facility in San Diego.

The following is a schedule of future minimum rental payments required under the lease agreement as of December 31, 2006:

Year	Amount
(Dollars in thousands)
2007	$459
2008	523
2009	541
2010	559
2011	275
Thereafter	322

Total	$2,679

The Company bills related parties approximately $6,000 per month for use of space.

Employment Agreements

In April 2000, the Company entered into an employment agreement with its Chief Scientific Officer, effective May 1, 2000. Under the terms of employment agreement, the Company paid a monthly salary of $3,000. Also, Cardio provided a vehicle allowance equal to $500 per month. The agreement was for three years and expired on April 15, 2003.

In July 2004, the Company entered into an employment agreement with a non-executive employee, effective August 1, 2004, under the terms of which Cardio will pay a monthly salary of $10,000. The agreement is for three years and expires July 31, 2007.

Consulting Agreements

The Company entered into numerous consulting agreements whereby the consultants assisted the Company in the development process, regulatory affairs and financial management. For the year ended December 31, 2004, 2005, 2006 and the period from March 11, 1998 (inception) to December 31, 2006, consulting fees related to the various agreements were $206,998, $685,997, $1,377,861, and $2,702,980, respectively.

For the quarter ended March 31, 2006, 2007, and the period from March 11, 1998 (inception) to March 31, 2007, consulting fees related to the various agreements were $205,999, $973,095, and $3,676,075, respectively.

In addition to the consulting fees, the Company issued 2,715,000 non-employee stock options, with an exercise price range of $0.30–$4.00 per share. The options vested immediately and have a contract life of 10 years. The Company also issued 300,000 warrants with an exercise price range of $0.80-$2.00 per share. The warrants are exercisable immediately and have a contract life of 10 years.

List of consulting agreement:

Item Number	Contract	Agreement Name	Start	End Date

1	E&G Consulting	Regulatory affairs	1-Jun-05	6-Dec-06
2	Judith Pelton	Corporate Secretary	20-Mar-98	1-Jan-06
3	Mickael Flaa	Chief Financial Officer	1-Jun-03	Ongoing
4	Amy Montano	Investor Relations	20-Mar-98	Ongoing
5	Investor Awareness	Public Relation	1-Nov-04	1-Jun-06
6	Schwartz Communications	Public Relation	1-Jul-06	Ongoing
7	Michael Norris	VP Corporate Development	1-Sep-06	Ongoing
8	Allison Lipson	Director of Corporate Development	1-Dec-06	Ongoing
9	Dr. Vance Gardner	Medical Expert	1-Oct-06	Ongoing
10	Michael Rosenblatt	Medical Expert	1-Sep-06	Ongoing

Service Agreements

The Company has entered several service agreements as follow:

These service fees for the obligations below were determined through a process of competitive bids and negotiation. Our major outstanding contractual obligations are summarized below:

Item Number	Contract	Agreement Name	Start	End Date

1	Phage Biotechnology	Technical Services Agreement	1-Mar-00	1-Mar-20
2	Cardio Phage International (“CPI”)	Distribution agreement	16-Aug-04	16-Aug-13
3	Korea Bio-Development Corporation	Manufacturing and distribution agreement	15-Dec-00	15-Dec-99
4	Hesperion, Inc. (TouchStone, formerly “Clinical CardioVascular Research, LLC”)	Clinical development of investigational drugs and devices for cardiovascular indications	24-Oct-01	Ongoing
5	Dr. Thomas Stegmann	Royalty agreement	16-Aug-04	31-Dec-13
6	Catheter and Disposables Technologies, Inc.	Product development	1-Jun-04	Upon delivery of and payment for catheters

1)	Cardio has a Joint Patent Agreement with Phage. Under that agreement, Cardio and Phage, own an undivided one half interest in the U.S. and foreign patent rights, including rights to future patents and patent applications, necessary to develop and commercialize our drug candidates; and Phage agrees to provide certain technical development services to Cardio and to manufacture the drug candidates for Cardio’s clinical trials at cost. The parties acknowledged that Cardio would have exclusive rights within a defined field, while Phage would have exclusive rights outside that field. Any product Phage manufactures for Cardio commercialization purposes is paid for on a percentage of sales basis as defined in the agreement. As a part of this agreement, (i) Cardio shall pay Phage a six percent (6%) royalty on the net sales price of finished product to end customer or distributor, in consideration for the grant of the exclusive right to patent rights in the defined field, and (ii) pay to Phage four percent (4%) of net sales for our drug candidates manufactured for Cardio by Phage. The agreement also provides for each party to have certain rights in the event of insolvency of the other party. This agreement expires on the last to expire of the patent rights covered, including extensions.

2)	CPI will act as distributor for the products of both Phage and us in locations throughout the world other than United States, Canada, Europe, Japan, China, and the Republic of Korea. CPI is obligated to pay us an amount equal to 50% of CPI’s gross revenue from sales of our product less CPI’s direct and indirect costs.

3)	As part of this agreement, KBDC arranged the purchase of 8,750,000 shares of our common stock for $3,602,000 by Cardio Korea, Ltd. KBDC agreed to fund all of the regulatory approval process in Korea for any of our products. In addition, KBDC agreed to pay us a royalty of ten percent net revenue from sales in its Asian territories.

4)	Hesperion will assist us with the FDA approval process for our drug.

5)	Our royalty agreement with Dr. Stegmann will provide him with a one percent royalty on net revenue from the sale of our drug candidates, if any, measured quarterly and payable 90 days after quarter end.

6)	Catheter and Disposables Technologies, Inc. will assist us to design, develop, and fabricate two different prototype catheter products that will allow the administration of CVBT-141A by catheter procedures.

These service fees for the obligations below were determined through a process of competitive bids and negotiation. Our major outstanding contractual obligations are summarized below (continued):

Item Number	Contract	Agreement Name	Start	End Date

7	bioRASI, LLC	CRO agreement	8-Aug-05	Completion of clinical trial
8	Phage Biotechnology	Lease Guarantee- San Diego	15-Mar-06	15-Aug-13
9	Promethean	Convertible Notes	20-Mar-06	19-Mar-09
10	Daniel C. Montano	Guarantee agreement	20-Mar-06	First date of generating revenue
11	Daniel C. Montano	Guarantee reimbursement agreement	20-Mar-06	First date of generating revenue
12	Kendle (formerly Charles River Laboratories)	CRO agreement	8-Aug-06	Completion of Phase II Severe Coronary Heart Disease
13	The Bruckner Group	Feasibility Study	4-Aug-06	Upon completion of study
14	Zimmerman Adams International	Investing banking	6-Jun-06	Ongoing
15	Baker Tilly	Professional Services	1-July-06	Ongoing

7)	This agreement is for the purpose of assisting in the Company’s clinical trials in Russia. bioRASI is the strategic initiative of the Russian Academy of Sciences (RAS) and is responsible for commercializing RAS’ bio-sciences and clinical resources. bioRASI is a contract research organization (CRO) providing services for its collaborative R&D clients in the areas of drug development, biologicals, and medical devices.

8)	This agreement is for a new manufacturing facility in San Diego, CA. The lease provides for Minimum Monthly Rent and Additional Rent for shared costs, which aggregate approximately $20,000 per month.

9)	The Company entered into a Securities Purchase Agreement with certain investors to place $20,000,000 of senior secured notes together with warrants to purchase 705,882 shares of the Company’s common stock. The notes are convertible into shares of the Company’s common stock as of May 21, 2007 $1.00 per share (the “Fixed Conversion Price”). In addition, the notes are convertible after five months from the closing date at 94% of the average of the preceding five days weighted average trading price, if the result is lower than $1 per share as of May 21, 2007. Conversion of the senior secured notes into the Company’s common stock at other than the Fixed Conversion Price is limited to no more than 10% of the original $20,000,000 note balance per calendar month. The notes mature in March 2009, and bear a resetting floating interest rate of three month LIBOR plus 7%. The warrants may be exercised anytime up to March 2009. The warrant exercise price as of May 21, 2007 $1.00 per share. Substantially all of the Company’s assets secure the notes.

10)

Daniel C. Montano, our Chairman, Co-President and CEO of the Company, entered into a Guaranty Agreement whereby he guaranteed any and all of the Company’s obligations resulting from the sale on March 20, 2006 of $20,000,000 of senior secured notes and warrants. The guaranty remains in effect until the first date on which the Company receives revenue from the sale of drugs with FGF-1141 as API after such drug has been approved by the FDA, provided that on such date the Company is not in default of any provisions of the obligations or triggering events contained in the agreements for the senior secured notes and warrants and such default is not continuing. However, the guaranty will terminate upon the payment in full of the notes including conversion of the notes into our common stock.

11)	After the Company’s obligations contained in the agreements for the senior secured notes and warrants have been paid in full, if Daniel C. Montano was required to make any payments pursuant to this guaranty prior to the payment in full of the Company’s obligations, the Company will reimburse Daniel C. Montano for any such payments plus simple interest at 7% per annum from the date of the advance by Daniel C. Montano to the date reimbursed by the Company.

12)	Kendle (formerly Charles River Laboratories Clinical Services International Ltd. or “Charles River Laboratories”) will support the Company in its Phase II Severe Coronary Heart Disease clinical trial ensuring that the protocol and study adhere to FDA regulatory requirements. The total direct and indirect costs are estimated to be $3,917,810.

13)

The Bruckner Group Incorporated will assist us in exploring the potential economic consequences of applying FGF-1141to a variety of clinical scenarios and patent types. This project will take 16 to 20 weeks with approximate total cost of $475,000.

14)	The purpose of this consulting agreement is to audit the Company interim financial reports for the purpose of proposed admission document to AIM (London Stock Exchange). The Company will pay Zimmerman 100,000 GBP before admission to AIM and another 50,000 GBP in January 2007.

15)	Baker Tilly a provider of accountancy and business services is assisting Cardio in preparation of the admission document for London Stock Exchange’s Alternative Investment Market, or AIM.

	For the Years Ended December 31,			For the Periods Ended March 31,		For the Period from March 11, 1998 (Inception) to March 31, 2007 (Unaudited)
	2004	2005	2006	2006 (Unaudited)	2007 (Unaudited)
	(Dollars in thousands)
Service Fees Paid for Above Contracts:
Hesperion (formerly TouchStone Research, Inc.)	$973	$1,170	$1,565	$368	$200	$4,748
bioRASI	—	180	746	57	102	1,028
Catheter and Disposables Technologies	—	50	32	3	—	81
Kendle	—	—	934	—	170	1,103
Bruckner Group	—	—	237	—	360	597
Zimmerman Adams International	—	—	101	—	100	202
Baker Tilly	—	—	168	—	152	320

Total	$973	$1,400	$3,783	$428	$1,084	$8,079

Securities Act Compliance

Commencing in 2001 and ending in August 2004, the Company sold two series of convertible notes to investors who, with a few exceptions, were not residents or citizens of the United States. The Company made these sales in reliance on the fact that either the sales occurred outside the United States and were thus not subject to the jurisdiction of the Securities Act or were made to accredited investors pursuant to an exemption from registration provided by the Securities Act. The Company’s counsel has advised that the availability of those exemptions cannot be determined with legal certainty and that it is possible that the sale of some of the series of convertible notes may have violated the registration requirements of the Securities Act. As to most of those sales, a right of rescission may exist on which the statute of limitation has not run. For those note holders that elected to convert to common stock and who have not sold that stock, the Company may have a contingent liability arising from the original purchase of the convertible notes that such note holders converted. That liability would extend for up to six years after the date of the sale of the applicable convertible note that was converted to common stock. While the Company believes that contingent liability is not reasonably estimatable, the amount of convertible notes converted in shares by the holders and still held in common share as of April 7, 2007 aggregates $3,617,000. The notes were converted at either $2.00 per share or $4.00 per share. All of the notes have been either converted into common stock or repaid in full.

The Company is unable to accurately estimate the likelihood or amount of potential liability that, if any, may arise for this contingency.

Government Regulation

Regulation by government authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of drug products and in our ongoing research and product development activities. Drug candidates will require regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous pre-clinical studies and clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal and state statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage and record keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent substantial compliance with appropriate federal and state statutes and regulations require the expenditure of substantial time and financial resources.

Pre-clinical studies are generally conducted in laboratory animals to evaluate the potential safety and the efficacy of a product. Drug developers submit the results of pre-clinical studies to the FDA as a part of an investigational new drug application, which must be approved before clinical trials in humans may begin. Typically, clinical development of a new drug candidate involves three phases of clinical trials that are costly and time consuming. These Phases include:

PhaseI	Clinical trials are conducted with a small number of subjects to determine the early safety profile, maximum tolerated dose and pharmacokinetics of the product in human volunteers.

PhaseII	Clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety.

PhaseIII	Large scale, multi-center, comparative trials are conducted with patients afflicted with a target disease in order to provide enough data to demonstrate with substantial evidence the efficacy and safety the FDA requires.

The Company has completed treatment of all patients in its Phase I trial, including measuring clinical outcomes at different dosages of the drug in the target patient population of Severe Coronary Heart Disease. The Company will now notify the FDA of the safety results obtained from this study and plans to commence its Phase II trials in a larger population of Severe Coronary Heart Disease.

The Company has been authorized by the FDA that it may proceed in clinical testing of a second candidate formulated with CVBT-141A in a second medical indication, diabetic wound healing. A Phase I study has begun which is testing the safety of this drug candidate after topical administration to diabetic ulcers and venous stasis wounds.

The FDA closely monitors the progress of clinical trials that are conducted in the United States and may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient.

Litigation

The Company may become involved in various legal proceedings and claims which arise in the ordinary course of its business. The Company is not involved in any litigation at this time and is unaware of any claims that may be filed against it.

15. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table presents summarized quarterly financial data for the year end periods December 2004, 2005 and 2006:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands except per share data)

Fiscal 2006
Operating loss	$(4,128)	$(4,724)	$(4,706)	$(5,311)
Net loss	(6,947)	5,312	1,724	(5,660)
Basic loss per share	(0.06)	(0.04)	(0.01)	(0.04)
Diluted loss per share	(0.06)	(0.04)	(0.01)	(0.04)
Fiscal 2005
Operating loss	(1,760)	(2,649)	(4,435)	(2,226)
Net loss	(3,265)	(2,573)	(4,386)	(2,141)
Basic loss per share	(0.03)	(0.02)	(0.04)	(0.02)
Diluted loss per share	(0.03)	(0.02)	(0.04)	(0.02)
Fiscal 2004
Operating loss	(756)	(820)	(1,720)	(1,584)
Net loss	(1,041)	(1,087)	(2,342)	(3,543)
Basic loss per share	(0.01)	(0.01)	(0.02)	(0.03)
Diluted loss per share	(0.01)	(0.01)	(0.02)	(0.03)

16. SUBSEQUENT EVENTS (Unaudited)

The Indemnity and Reimbursement Agreement dated March 15, 2006 between the Company and Phage which was executed in exchange for the Guaranty and filed with the Securities and Exchange Commission (“SEC”) on Form 8-K on March 21, 2006 and amended on March 23, 2006, automatically terminated on May 21, 2007, the effective date of the exchange of guaranties referenced in the Agreement.

CardioVascular BioTherapeutics, Inc. (the “Company”) announced in a press release dated May 24, 2007 that it accepted an offer from a private investor to engage in a private placement (the “Private Placement”) of $15,000,000 in exchange for 15,000,000 shares of the Company’s common stock (the “Securities”). FirmInvest, AG (the “Investor”) extended the offer on May 20, 2007 and the Company accepted the offer on May 21, 2007.

CardioVascular BioTherapeutics, Inc.

COMMON STOCK

PROSPECTUS

June 28, 2007